Notice of 2026 Annual Meeting of Stockholders

Always Designing for People™

AUTOMATIC DATA PROCESSING, INC.
One ADP Boulevard
Roseland, New Jersey 07068

The 2026 Annual Meeting of Stockholders of Automatic Data Processing, Inc. will take place at 10:00 a.m., Eastern Standard Time on Wednesday, November 11, 2026. The Annual Meeting will be held virtually and stockholders can access the meeting by visiting **www.virtualshareholdermeeting.com/ADP2026**.

A Notice of Internet Availability of Proxy Materials or the proxy statement for the 2026 Annual Meeting of Stockholders is first being mailed to stockholders on or about Thursday, September 24, 2026.

The purposes of the meeting are to:

1. Elect a board of directors;
2. Hold an advisory vote on executive compensation;
3. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2027; and
4. Transact any other business that may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Only stockholders of record at the close of business on September 14, 2026 are entitled to receive notice of, to attend, and to vote at the 2026 Annual Meeting. **If you plan to attend the virtual meeting, please note the registration and log-in procedures described under “How Can I Participate in the Meeting?” on page 1 of the proxy statement.**

Your vote is important, and we urge you to vote whether or not you plan to attend the virtual meeting. The Notice of Internet Availability of Proxy Materials instructs you on how to access our proxy materials and vote via the Internet. If you receive a paper copy of the proxy materials, you may also vote by telephone or by completing, signing, dating and returning the accompanying printed proxy in the enclosed envelope, which requires no postage if mailed in the United States.

By order of the Board of Directors

DOROTHY WISNIOWSKI
Secretary

September 24, 2026
Roseland, New Jersey

Table of Contents

Frequently Requested Topics

2026 Proxy Statement Summary

Our summary highlights certain information contained elsewhere in the proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

2026 Annual Meeting of Stockholders

Time and Date
10:00 a.m. Eastern Standard Time, November 11, 2026

Live Webcast
www.virtualshareholdermeeting.com/ADP2026

Record Date
Stockholders of record at the close of business on September 14, 2026 are entitled to vote at the virtual meeting or by proxy.

Admission
The Annual Meeting will be a virtual meeting conducted on the following website:
www.virtualshareholdermeeting.com/ADP2026

To participate in the virtual meeting, you will need the 16-digit control number that is printed in the blue box on your Notice of Internet Availability of Proxy Materials or in the box marked by the arrow on your proxy card (if you received a printed copy of the proxy materials). If your shares are held in the name of a bank, brokerage firm or other nominee, you should follow the instructions provided by them in order to participate in the virtual meeting. We recommend that you log in 15 minutes before the start of the 2026 Annual Meeting to ensure sufficient time to complete the check-in procedures.

Proxy Materials
Under rules adopted by the Securities and Exchange Commission ("SEC"), we are furnishing proxy materials to our stockholders primarily via the Internet instead of mailing printed copies of those materials to each stockholder.

On September 24, 2026, we commenced the mailing to our stockholders of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials. Our proxy materials were mailed to those stockholders who have previously asked to receive paper copies. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

How to Vote
The Notice of Internet Availability of Proxy Materials instructs you on how to vote through the Internet.

If you receive a paper copy of the proxy materials, you may also vote your shares by telephone or by completing, signing, dating and returning the accompanying printed proxy in the enclosed envelope, which requires no postage if mailed in the United States.

Voting Matters and Board Voting Recommendation

	Proposal	Board Recommendation	Page Reference for More Detail
1	**Election of directors**	✓ **FOR** Each Nominee	**6**
2	**Advisory resolution to approve compensation of named executive officers**	✓ **FOR**	**36**
3	**Ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2027**	✓ **FOR**	**84**

The board of directors has nominated the following individuals for election as directors. Please refer to page 6 in this proxy statement for important information about the qualifications and experience of each of the following director nominees. Each director nominee has consented to being named in this proxy statement and has agreed to serve if elected. The board of directors recommends a vote **FOR** each of the nominees for director.

Election of Directors (Proposal 1)

					Committee Memberships			
Name	**Age**	**Director Since**	**Principal Occupation**	**Independent**	**AC**	**CMDC**	**NCGC**	**CDTC**
Peter Bisson	69	2015	Retired Director and Global Leader of the High-Tech Practice at McKinsey & Company	✓	✓			**Chair**
Maria Black	52	2023	President and Chief Executive Officer of Automatic Data Processing, Inc.					
Linnie M. Haynesworth	69	2020	Retired Sector Vice President and General Manager of Northrop Grumman Corporation	✓	✓			✓
Francine S. Katsoudas	56	2019	Executive Vice President and Chief People, Policy & Purpose Officer of Cisco Systems, Inc.	✓		✓	✓	
Nazzic S. Keene[(1)]	65	2020	Former Chief Executive Officer of Science Applications International Corporation	✓	✓		**Chair**	
David W. Kenny	64	New	Former Chief Executive Officer and Executive Chairman of Nielsen	✓				
Karen S. Lynch	63	2025	Former President and Chief Executive Officer of CVS Health Corporation	✓	✓, 🖩	✓		
Thomas J. Lynch (Non-Executive Chair)	71	2018	Former Chairman and Chief Executive Officer of TE Connectivity Ltd.	✓				
Nancy McKinstry	67	New	Former Chief Executive Officer and Chair of the Executive Board of Wolters Kluwer N.V.	✓				
Scott F. Powers	67	2018	Former President and Chief Executive Officer of State Street Global Advisors	✓		**Chair**	✓	
Carlos A. Rodriguez	62	2011	Former Executive Chair and Chief Executive Officer of Automatic Data Processing, Inc.					
Robert H. Swan	66	2025	Operating Partner at Andreessen Horowitz	✓	✓, 🖩			✓
Sandra S. Wijnberg	70	2016	Former Executive Advisor, Partner and Chief Administrative Officer of Aquiline Holdings	✓	**Chair**, 🖩		✓	

AC – audit committee
CMDC – compensation and management development committee
NCGC – nominating/corporate governance committee
CDTC – corporate development and technology committee
Chair – committee chair
🖩 – financial expert member of audit committee

(1) Effective immediately after our Annual Meeting, Ms. Keene will rotate from the audit committee to the corporate development and technology committee.

We believe our board composition strikes a balanced approach to director tenure and allows the board to benefit from a mix of newer directors who bring fresh insights and seasoned directors who bring continuity and a deep understanding of ADP. We believe this mix supports both innovation and stability in guiding our complex business.

Director Nominee Highlights

11 of our 13
director nominees are independent

54%
are women

23%
are racially or ethnically diverse

Average age of 65 years
as of our 2026 Annual Meeting

Average Tenure of 5.5 Years
(Independent Director Nominees)


36%
55%
9%
5 Years or less
6-10 Years
>10 Years

Our director nominees bring to the board a balance of skills and expertise aligned to our strategic direction.


Director Nominee Skill Set
Cybersecurity 4
Capital Markets 10
Enterprise Risk Management 11
Environmental, Social and Governance 9
Financial 8
General Operations 12
Government & Regulatory 11
HR/Compensation 9
Industry - HCM/HRO 4
International 12
Other Public Board 12
Product Marketing/Management 9
Public Company CEO 8
Strategic Planning/Business Development 13
Technology 8
Transformation 11

A more detailed matrix of relevant skills by individual director is set forth on page 8.

Advisory Resolution to Approve Executive Compensation (Proposal 2)

Consistent with the stockholders' advisory vote at our 2024 Annual Meeting of Stockholders, we determined to hold the advisory say-on-pay vote to approve our named executive officer ("NEO") compensation on an annual basis. Therefore, we are asking our stockholders to approve, on an advisory basis, our named executive officer compensation for fiscal year 2026. Our stockholders will have the opportunity to approve, on an advisory basis, our NEO compensation for fiscal year 2027 at the 2027 Annual Meeting of Stockholders.

The board of directors recommends a vote **FOR** this resolution because it believes that the policies and practices described in the "Compensation Discussion and Analysis" section beginning on page 37 of this proxy statement are effective in achieving the company's goals of linking pay to performance and levels of responsibility, encouraging our executive officers to remain focused on both short-term and long-term goals of the company, and aligning the interests of our executive officers with the interests of our stockholders by linking executive performance to stockholder value.

At our 2025 Annual Meeting of Stockholders, our stockholders approved the compensation of our fiscal year 2025 NEOs by a vote of approximately 91% in favor.

Ratification of the Appointment of Auditors (Proposal 3)

We are asking our stockholders to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2027. A summary of fees paid to Deloitte & Touche LLP for services provided in fiscal years 2026 and 2025 is provided on page 82 of this proxy statement. The board of directors recommends a vote **FOR** this resolution.

Fiscal Year 2026 Business Highlights

Our Strategic Priorities. As AI continues to reshape work, organizations face growing complexity across payroll, compliance, workforce administration and talent management. Our unique combination of AI-enabled capabilities, workforce data, and decades of domain expertise positions ADP to capture long-term growth opportunities in a rapidly evolving HCM market. We remain focused on our core growth areas and further enhancing our market position by executing against our three strategic priorities:

Our Strategic Priorities		
Lead with best-in-class **HCM Technology**	Provide unmatched **Expertise and Outsourcing**	Benefit our clients with our **Global Scale**

Fiscal year 2026 reflected continued strength, growth, and momentum at ADP:

Highlights

$21.9 billion
in revenue

Over 1.1 million
clients globally

Over 42 million
workers paid across 140+ countries and territories

Employer Services new business bookings increased
6% to a new record of $2.2 billion
and worldwide new business bookings increased 5.6%

10%
earnings per share growth to **$10.94** for the year

Strong Employer Services client retention of
92.1%

Reached new,
all-time high company-wide client satisfaction levels

Stockholder Friendly Actions

$4.7 billion
in cash returned to stockholders

51
consecutive years of dividend increases

$2.6 billion
dividends

$2.1 billion
share repurchases

Strategic Execution

Continued to **lead with best-in-class HCM technology** by embedding AI into the very core of how we orchestrate, govern and execute HR and pay processes. We have increasingly embedded ADP Assist throughout our products, delivering meaningful time savings and improved accuracy for our clients. We steadily expanded the availability of ADP Assist agents across our payroll, benefits, HR, and compliance solutions, making AI-powered HCM agents accessible to nearly all of our more than 1.1 million clients. We also further expanded our AI ecosystem with the launch of a dedicated space within ADP Marketplace for carefully selected AI agents from our partner companies, with all agents aligned with ADP's principles on safe and responsible AI.

Continued to **lean into our unmatched expertise** by pairing AI-driven efficiency with expert human judgment across our sales, service, and research and development functions to improve the client experience and drive internal productivity gains. Our AI-infused platform, The Zone, is transforming how client-facing teams engage and support clients.

Continued to **leverage our global scale** by providing compliant HCM solutions, local expertise, and trusted relationships wherever our clients operate, while maintaining the accuracy, compliance, and trust our clients depend on. We drove strong enterprise sales momentum for ADP Lyric HCM and the ADP WorkForce Suite, as our unified global payroll, global HR, and global time solutions continued to resonate with clients.

As a global leader in HR and payroll solutions, ADP brings 77 years of hands-on experience with HR processes, workflows, exceptions, and regulatory complexity to the workforce infrastructure that makes business possible, whether you're a Fortune 500 company or a small local business. Our industry-leading data, global scale and reach, and deep domain expertise shape our trusted service model and are at the core of our relationship with each one of our 1.1 million clients across over 140 countries and territories. Together, these structural advantages allow us to solve our clients' challenges with HCM solutions that reduce friction, deliver smart insights to drive decisions, and ultimately empower people and elevate their judgment.

In this context, fiscal year 2026 was another year of strong performance for ADP as we continued to execute with discipline, invest for the future, and deliver durable value to our stockholders, clients, and associates. Strong revenue and earnings growth, balanced with solid margin performance, drove diluted earnings per share ("EPS") growth of 10%. New business bookings and client satisfaction also reached new record levels. Overall, our fiscal year 2026 results, together with our focus on sound capital allocation, further strengthened our business model, driving high levels of recurring revenue, strong operating cash flow, and a solid balance sheet.

Our capital deployment priorities remain unchanged – leverage the strength of our business model to reinforce our competitive position through strategic reinvestment. We believe that balancing investments in innovation, including advancements in digital capabilities, service delivery, and AI, will further strengthen our market-leading offerings. We supplement these investments through a disciplined approach to M&A. We complement our focus on delivering revenue growth and driving productivity with a commitment to return excess cash to stockholders through dividends and disciplined share buybacks.

As we look ahead to fiscal year 2027 and beyond, we remain focused on delivering healthy returns to our stockholders through strong revenue growth and margin expansion while continuing to maintain disciplined execution, invest in innovation that drives real-world outcomes, and serve as the trusted partner our clients can rely on.

Compensation Principles

We believe that compensation should be designed to create a direct link between performance and stockholder value. Five principles that guide our decisions involving executive compensation are that compensation should be:

1	based on (i) the overall performance of the company, (ii) the performance of each executive's business unit when applicable and (iii) each executive's individual performance
2	closely aligned with the short-term and long-term objectives that build sustainable long-term stockholder value
3	competitive, in order to attract and retain executives critical to our long-term success
4	consistent with high standards of corporate governance and best practices
5	designed to dampen the incentive for executives to take excessive risks or to behave in ways that are inconsistent with the company's strategic planning processes and high ethical standards

2026 Compensation Highlights

Consistent with our pay for performance philosophy, the compensation of our NEOs is structured with a significant portion of their total compensation at risk and paid based on the performance of the company as a whole. Our financial performance in fiscal year 2026 impacted the compensation for all of our executive officers, not just our NEOs, in several ways, most notably through our annual cash bonus plan and performance-based stock unit ("PSU") program. Please refer to the "Compensation Discussion and Analysis" section on page 37 of this proxy statement, and the tables and narratives that follow on page 57 of this proxy statement, for more details concerning the compensation of our NEOs.

Key highlights of our fiscal year 2026 executive compensation program

Base salary:	Our NEOs received salary increases in fiscal year 2026 of 3.5% other than Mr. Hadley who was not a NEO during fiscal year 2025.
Annual cash bonus:	Fiscal year 2026 target bonuses were the same as a percentage of base salary as in fiscal year 2025 for Ms. Black and Mr. DeSilva. Mr. Hadley has a 150% target bonus percentage as chief financial officer and the target bonus percentages for each of Mr. Bonarti and Mr. Kutam were increased from 100% to 150%. Annual bonuses were based on the financial performance of the company as well as strategic performance goals. For fiscal year 2026, our NEOs received cash bonuses at 115.5% of target.
Equity awards:	As part of our equity compensation program in fiscal year 2026, we granted our executive officers PSUs and restricted stock units ("RSUs").

2026 Incentive Compensation Performance Metrics

Performance for all metrics, including the strategic objectives under the annual cash bonus plan, are formulaically measured, based on predetermined and objectively quantifiable goals. Targets and results for our financial metrics exclude the impact of certain limited items pursuant to predetermined categories of adjustments established by the compensation and management development committee (the "committee") at the time that targets were set.

Annual Cash Bonus Plan. The committee's determination of incentive compensation under our annual cash bonus plan for our executive officers, including our NEOs, was based on fiscal year 2026 revenue growth, new business bookings growth, and adjusted EBIT growth as well as strategic objectives.

These fiscal year 2026 goals were established consistent with the committee's long-standing methodology in setting such goals and as such, align to the financial earnings guidance the company communicated in July 2025 for fiscal year 2026 and reflect ADP's expectations and assumptions at that time.

Details with regard to strategic objectives are provided on page 48 and the financial goals and performance results are summarized below. Each bonus measure below is expressed as a percentage-based growth goal, thus requiring correspondingly higher levels of absolute year-over-year performance delivery. For fiscal year 2026, our NEOs received cash bonuses at 115.5% of target.

Annual Cash Bonus Plan Measures	Plan Targets	Plan Results
Revenue Growth	6.0%	6.7%, excluding the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target
New Business Bookings Growth[1]	6.8%	5.6%
Adjusted EBIT Growth[2]	8.6%	10.2%, excluding the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target

(1) For fiscal year 2026, our new business bookings definition includes annualized recurring revenues anticipated from sales orders to new and existing clients for Employer Services and Professional Employer Organization ("PEO") Services. It excludes revenue that is one-time in nature and zero-margin benefits pass-throughs.

(2) Our adjusted EBIT measure excludes the impact of taxes, certain interest expense, certain interest income, and certain other items. We continue to include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. Refer to the table in Appendix A for a reconciliation from net earnings to adjusted EBIT for fiscal years 2026 and 2025.

Long-Term Incentive Program. Performance incentive compensation under our PSU program was based on the achievement of adjusted net income growth (67% weight) and revenue excluding zero-margin benefits pass-throughs ("revenue ex-ZMPT") growth (33% weight) for fiscal year 2026. PSU awards are also subject to a relative total shareholder return ("rTSR") metric that may modify the final payout (by +/-20%) at the end of the respective full three-year period based on our performance as compared to the S&P 500. Targets and results exclude the impact of certain limited items pursuant to predetermined categories of adjustments established by the committee at the time the targets were set. For more information on the application of these performance metrics, see "Long-Term Incentive Compensation Programs" on page 49.

These financial goals for the PSU awards granted in fiscal year 2026 were established consistent with the committee's long-standing methodology in setting such goals and as such, align to the financial earnings guidance the company communicated in July 2025 for fiscal year 2026 and reflect ADP's expectations and assumptions at that time. Each PSU measure below is expressed as a percentage-based growth goal, thus requiring correspondingly higher levels of absolute year-over-year performance delivery.

PSU Program Measures	Program Targets	Program Results
Adjusted Net Income Growth[1]	8.3%	10.1%, excluding the impacts of: ■ Foreign currency fluctuations in excess of the fluctuations assumed in the target ■ First-year impact of business acquisitions
Revenue ex-ZMPT Growth[2]	5.7%	6.6%, excluding the impacts of: ■ Foreign currency fluctuations in excess of the fluctuations assumed in the target ■ First-year impact of business acquisitions

(1) Our adjusted net income measure excludes the impact of certain one-time charges and benefits reflecting specific items that are not fundamental to our underlying business operations. Refer to the table in Appendix A for further detail on these items and a reconciliation from net earnings to adjusted net income for fiscal years 2026 and 2025.

(2) Our revenue ex-ZMPT measure is a consolidated revenue growth measure that excludes the impact of zero-margin benefits pass-throughs. Importantly, the PSU revenue metric is not duplicative of the annual cash bonus plan revenue metric due to the exclusion of zero-margin benefits pass-throughs. Refer to the table in Appendix A for further detail on this item and a reconciliation from consolidated revenue to revenue ex-ZMPT for fiscal years 2026 and 2025.

A payout percentage of 125.5% was achieved under our PSU program as a result of our fiscal year 2026 adjusted net income growth and revenue ex-ZMPT growth. The payout percentage of 125.5% applies to year 1 of the fiscal year 2026 award, year 2 of the fiscal year 2025 award, and year 3 of the fiscal year 2024 award.

In addition, the three-year rTSR performance period for the fiscal year 2024 PSU award concluded at the end of fiscal year 2026, with a final modifier performance achievement of 89.1% based on our TSR percentile rank of 36.3 relative to the S&P 500. The fiscal year 2024 PSU award achieved a final payout of 109.4%.

2026 Total Target Direct Compensation

A summary of fiscal year 2026 total target direct compensation for our NEOs is set forth in the following table:

Named Executive Officer (NEO)	Base Salary	Target Annual Bonus	Target PSUs[1]	RSUs[1]	Total
Ms. Black *President and Chief Executive Officer*	$ 1,267,000	$ 2,534,000	$ 17,331,750	$ 5,777,250	$ 26,910,000
Mr. Hadley *Chief Financial Officer*	$ 650,000	$ 975,000	$ 3,656,250	$ 1,218,750	$ 6,500,000
Mr. Bonarti *Chief Administrative Officer*	$ 678,500	$ 1,017,750	$ 3,482,250	$ 1,160,750	$ 6,339,250
Mr. DeSilva *Executive Vice President ("EVP"), North America and Chief of Operations*	$ 672,800	$ 1,009,200	$ 3,538,500	$ 1,179,500	$ 6,400,000
Mr. Kutam *President, Global Product & Innovation*	$ 598,000	$ 897,000	$ 3,603,000	$ 1,201,000	$ 6,299,000

(1) Equity amounts reflect the target grant values for fiscal year 2026. For PSUs, these amounts vary from the totals disclosed in the "Summary Compensation Table for Fiscal Year 2026" on page 57 of this proxy statement, which reflect the grant date fair value, calculated in accordance with FASB ASC Topic 718, for the performance year in which performance targets are set. Accordingly, the amounts for PSU awards in the Summary Compensation Table represent the grant date fair value of the first, second and third tranche of the target awards that were granted in fiscal years 2026, 2025 and 2024, respectively.

The mix of target total direct compensation (base salary, cash bonus and long-term incentive awards) for fiscal year 2026 was designed to deliver the following approximate proportions of total compensation to Ms. Black, our chief executive officer, and the other NEOs if company and individual target levels of performance are achieved. The target pay mix below reflects the PSU target award based on the three-year target opportunity. Ms. Black's higher proportion of at-risk compensation reflects her greater responsibility for overall company performance.

CEO


5%
9%
86%
Base Salary
Annual Cash Bonus
LTI

Other NEOs


10%
15%
75%
Base Salary
Annual Cash Bonus
LTI

Compensation Good Governance and Best Practices

Our compensation programs reflect our strong commitment to good governance.

What we do

- ✔ ***Pay for performance:*** We design our compensation programs to link pay to performance and levels of responsibility, to encourage our executive officers to remain focused on both the short-term and long-term goals of the company and to link executive performance to stockholder value.
- ✔ ***Annual say-on-pay vote:*** We hold an advisory say-on-pay vote to approve our NEO compensation on an annual basis.
- ✔ ***Clawback policy:*** We maintain a rigorous Clawback Policy which exceeds Nasdaq listing requirements and allows for the recovery of both cash and equity incentive compensation from any current or former corporate officer (including any executive officer) who engages in any activity that is in conflict with or adverse to ADP's interests, including fraud.
- ✔ ***Stock ownership guidelines:*** We maintain stock ownership guidelines to encourage equity ownership by our executive officers.
- ✔ ***Limited perquisites:*** We provide limited perquisites that are viewed as consistent with our overall compensation philosophy.
- ✔ ***Double trigger change in control payments:*** Our Change in Control Severance Plan for Corporate Officers includes "double-trigger" provisions, such that payments of cash and vesting of equity awards occur only if termination of employment without cause or with good reason occurs during the two-year period after a change in control.
- ✔ ***Independence of our compensation and management development committee and advisor:*** The compensation and management development committee of our board of directors, which is comprised solely of independent directors, utilizes the services of FW Cook as an independent compensation consultant. FW Cook reports to the committee, does not perform any other services for the company other than in connection with an annual review of competitive director compensation for the nominating/corporate governance committee of our board of directors, and has no economic or other ties to the company or the management team that could compromise their independence and objectivity.
- ✔ ***Equity plan best practices:*** Our 2018 Omnibus Award Plan, approved by stockholders in November 2018, incorporates certain governance best practices, including a minimum vesting period of one-year (with certain limited exceptions), a minimum 100% fair market value exercise price (except for substitute awards from an acquired or merged company), no "liberal share recycling" of stock options or stock appreciation rights and no "liberal" change in control definition.
- ✔ ***Stockholder engagement:*** As described below under "Fiscal Year 2026 Stockholder Engagement," our investor engagement program promotes an active dialogue with our largest stockholders on a range of topics related to our strategy, corporate governance and executive compensation programs.

What we don't do

- ***No-hedging policy:*** We prohibit all of our directors and employees, including our executive officers, from engaging in any hedging or similar transactions involving ADP securities.
- ***No-pledging policy:*** We prohibit all of our directors and employees, including our executive officers, from holding ADP securities in a margin account or pledging ADP securities as collateral for a loan.
- ***No repricing of underwater stock options without stockholder approval:*** We may not lower the exercise price of any outstanding stock options or otherwise provide economic value to the holders of underwater stock options in exchange for the forfeiture of such awards without stockholder approval.
- ***No discount stock options:*** The exercise price of our stock options is not less than 100% of the fair market value of our common stock on the date of grant.
- ***No IRC Section 280G or 409A tax gross-ups:*** We do not provide tax gross-ups under our change in control provisions or deferred compensation programs.
- ***No current dividends on unearned performance stock units:*** We do not pay dividends in respect of unearned PSUs; rather, dividend equivalents are accrued over the applicable performance period and are paid only if the units are earned and shares are issued at the end of the performance period.

Fiscal Year 2026 Corporate Governance Highlights

We have a history of strong corporate governance. We are committed to sound corporate governance practices that provide our stockholders with meaningful rights and foster strong independent leadership in our boardroom.

ADP Corporate Governance Framework

- *Annual election of directors*
- *Majority voting standard*
- *One share, one vote*
- *Proxy access by-law*
- *Subject to certain exceptions on a case-by-case basis, a "no overboarding" policy which states that no nonexecutive director can serve on more than 4 public boards (including ADP) and, in the case of a director who is an executive officer of ADP or other company, no more than 2 public boards (including ADP)*
- *No poison pill*
- *Independent, non-executive board chair and independent board committees*
- *Stockholder ability to call special meetings*
- *Stockholder right to act by written consent*
- *Annual board assessment of corporate governance best practices*
- *Significant board role in strategy and risk oversight, including annual strategy and product session*
- *Non-employee director pay limits and stock ownership requirements*
- *Annual succession planning review*
- *Director orientation and continuing education for directors*
- *Active stockholder engagement to better understand investor perspectives*
- *Comprehensive corporate social responsibility reporting detailing impact, philanthropic, cybersecurity and privacy governance matters*
- *Executive sessions of independent directors held regularly*

We firmly believe that creating sustainable long-term value for stockholders is enabled through such strong governance practices and open dialogue with stockholders through continuous direct engagement.

Our fiscal and calendar year 2026 corporate governance actions and enhancements include:

- ✓ Continued refreshment of our Corporate Governance Principles and Corporate Development and Technology Committee (“CDTC”) committee charter to reflect a rebalance of oversight responsibilities relating to AI and product security and resiliency (April 2026)
- ✓ Ongoing board refreshment with two new director nominees who bring decades of strategic, technology, transformation and operational leadership (November 2026)

Fiscal Year 2026 Stockholder Engagement

- ✓ Invited stockholders representing nearly half of our shares outstanding to discuss our strategy, corporate governance and executive compensation programs, and held meetings with stockholders representing over 30% of our shares outstanding
- ✓ Over 70 meetings held with top-50 stockholders to discuss business performance and seek overall feedback

Our Stockholder and Stakeholder Engagement Process

We value stockholder engagement and feedback as we strive to deliver strong financial performance and sustained value creation for our investors. Our ongoing investor engagement program includes outreach focused on the company’s strategy, corporate governance and executive compensation programs. In addition to management, many of these engagements include participation by certain members of our board of directors. Director participation will continue to be part of our engagement program in fiscal year 2027.

What we learn through our ongoing engagements is regularly shared with our board of directors and incorporated into our disclosures, plans and practices, as appropriate. Over the past year, investors have continued to seek a better understanding of ADP’s cyber, data security and artificial intelligence (“AI”) oversight and practices. Our board of directors recognizes that security is integral to our products, our business processes and infrastructure. We have an enterprise-wide approach to security with the objectives of protecting client data and funds, and preventing security incidents that could adversely affect the confidentiality, integrity, or availability of our information systems and data that resides in those systems, while also improving our system resilience with the aim of minimizing the impact to our business when incidents do occur. Our responsible AI program is cross-functional, and is led by ADP’s chief data office, with key participation from our global legal organization, our global data privacy team, and the global security organization in their respective areas. More information on these matters is available on our corporate website, at **www.adp.com**. To access this information, click on “About” then “Data Security” or “Data Privacy” as appropriate. Further detail is also available in our Global Corporate Social Responsibility Report on **investors.adp.com**.

We engage with many other stakeholders throughout the year on a range of issues, including environmental stewardship, talent activation, culture and human capital. Active stakeholder engagement and dialogue is intended to capture the issues most important to our business and our stakeholders. In line with these efforts, we are also committed to working collaboratively with a number of third-party providers of reports and ratings about ADP to ensure we transparently provide the appropriate information to improve the accuracy of their data.

We look forward to maintaining this ongoing dialogue with our investors and other stakeholders.

We are committed to proactively engaging with stockholders

Our Board is highly attuned to stockholder feedback, including governance & compensation best practices

Monitor & Assessment

Board and management review:

- Annual meeting voting results
- Investor feedback from investor relations and governance engagement
- Trends and best practices across the strategic, governance, executive compensation, regulatory, and environmental & social landscapes

This review allows ADP to identify and prioritize potential topics for discussion

Outreach & Engagement

- ADP regularly meets with stockholders to actively gather feedback on a range of issues
- Invited stockholders representing nearly half of our shares outstanding to discuss our strategy, corporate governance and executive compensation programs, and held meetings with stockholders representing over 30% of our shares outstanding

Evaluation & Response

- Board of directors and key committees evaluate and discuss feedback from stockholders and key stakeholders
- ADP enhances disclosure and practices, as appropriate
- ADP updates governance documents to align with best practices and incorporates feedback, as appropriate

Corporate Social Responsibility at ADP

In a world of constant change, we drive purposeful innovation while staying true to the values our founders built into our DNA — ethics, integrity, and a commitment to doing things right. These values are reflected in our people and products. And, with every interaction, we have an opportunity to make a meaningful impact and help build a better future. For more information, see “Corporate Social Responsibility at ADP” on page 27 of this proxy statement.

Governance. We deliver on our brand promise through a culture that values ethics, compliance and strong governance. Our nominating/corporate governance committee oversees the company’s environmental, social and governance-related policies and programs. The committee receives periodic reports and updates from the company’s environmental, social and governance officer, who leads internal operating and steering committees overseeing such issues. The nominating/corporate governance committee reports back on these matters to the full board. Our operating committee, comprised of enterprise-wide senior leaders at ADP, provides a consolidated view of emerging opportunities and risks in these matters. The focus of our steering committee, which is comprised of members of executive management, is to align on related strategy and focus, review and approve recommendations made by the operating committee, and provide guidance on related strategic initiatives. This governance structure keeps the board actively engaged in informed, transparent, and ongoing dialogue about these issues. Our board members have complete and open access to senior members of management.

We invite you to visit **investors.adp.com** to read more about our efforts.

Important Dates for the 2027 Annual Meeting of Stockholders

Please refer to the “Stockholder Proposals and Nominations” section on page 85 of this proxy statement for more information regarding the applicable requirements for submission of stockholder proposals. If a stockholder intends to submit any proposal for inclusion in the company’s proxy statement for the company’s 2027 Annual Meeting of Stockholders in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the proposal must be received by the corporate secretary of the company no later than May 27, 2027.

If a stockholder intends to submit director nominees for inclusion in the company’s proxy statement pursuant to our proxy access by-laws, the stockholder’s notice of nomination must be received by the corporate secretary of the company by no earlier than April 27, 2027 and no later than May 27, 2027.

Separate from the requirements of Rule 14a-8 relating to the inclusion of a stockholder proposal in the company’s proxy statement, the company’s amended and restated by-laws require that notice of a stockholder nomination for candidates for our board of directors (other than pursuant to our proxy access by-law) or any other business to be considered at the company’s 2027 Annual Meeting of Stockholders must be received by the company no earlier than July 14, 2027, and no later than August 13, 2027.

Proxy Statement

The board of directors of Automatic Data Processing, Inc. is soliciting your proxy to vote at the 2026 Annual Meeting of Stockholders to be held on November 11, 2026 at 10:00 a.m. Eastern Standard Time, and at any postponement(s) or adjournment(s) thereof. The 2026 Annual Meeting will be a virtual meeting conducted on the following website: **www.virtualshareholdermeeting.com/ADP2026**

Under rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On September 24, 2026, we commenced the mailing to our stockholders of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our annual report on Form 10-K (which is not a part of the proxy soliciting material). This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting, and help conserve natural resources.

Our proxy materials were mailed to those stockholders who have previously asked to receive paper copies. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

The only outstanding class of securities entitled to vote at the meeting is our common stock, par value $0.10 per share. At the close of business on September 14, 2026, the record date for determining stockholders entitled to notice of, to attend, and to vote at the meeting, we had 396,251,548 issued and outstanding shares of common stock (excluding 242,460,894 treasury shares not entitled to vote). Each outstanding share of common stock is entitled to one vote with respect to each matter to be voted on at the meeting.

This proxy statement and our annual report on Form 10-K are also available on our corporate website at **www.adp.com** under "Financials" in the "Investors" section.

Questions and Answers About the Annual Meeting and Voting

WHY AM I RECEIVING THESE PROXY MATERIALS?	We are providing these proxy materials to holders of shares of the company's common stock, par value $0.10 per share, in connection with the solicitation of proxies by our board of directors for the forthcoming 2026 Annual Meeting of Stockholders to be held on November 11, 2026 at 10:00 a.m. Eastern Standard Time, and at any postponement(s) or adjournment(s) thereof. The company will bear all expenses in connection with this solicitation.
HOW CAN I PARTICIPATE IN THE MEETING?	The 2026 Annual Meeting will be held in a virtual meeting format. The 2026 Annual Meeting will be conducted via live webcast, beginning promptly at 10:00 a.m. Eastern Standard Time on Wednesday, November 11, 2026. Admission to the meeting is restricted to stockholders of record as of September 14, 2026 and/or their designated representatives. The 2026 Annual Meeting can be accessed from the following website: **www.virtualshareholdermeeting.com/ADP2026** We recommend that you log in 15 minutes before the start of the 2026 Annual Meeting to ensure sufficient time to complete the check-in procedures. To participate in the virtual meeting, you will need the 16-digit control number that is printed in the blue box on your Notice of Internet Availability of Proxy Materials or in the box marked by the arrow on your proxy card (if you received a printed copy of the proxy materials). If your shares are held in the name of a bank, brokerage firm or other nominee, you should follow the instructions provided by them in order to participate in the virtual meeting. You will have the same rights and opportunities to participate as you would have at a physical annual meeting. You will be able to participate in the virtual meeting, vote your shares electronically, and submit your questions during the meeting by visiting the website identified above.
WHAT IF I HAVE TECHNICAL DIFFICULTIES OR TROUBLE ACCESSING THE VIRTUAL MEETING?	If you encounter any technical difficulties logging into the website (**www.virtualshareholdermeeting.com/ADP2026**) or during the virtual meeting, there will be a 1-800 number and international number available on the website to assist you. Technical support will be available 15 minutes prior to the start time of the virtual meeting.
HOW MANY SHARES MUST BE PRESENT TO HOLD THE MEETING?	The representation in person or by proxy of a majority of the issued and outstanding shares of stock entitled to vote at the meeting constitutes a quorum. Under our amended and restated certificate of incorporation, our amended and restated by-laws and under Delaware law, abstentions and "broker non-votes" are counted as present in determining whether the quorum requirement is satisfied. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

HOW CAN I VOTE MY SHARES?

The Notice of Internet Availability of Proxy Materials instructs you on how to vote through the Internet.

If you receive a paper copy of the proxy materials, you may also vote your shares by telephone or by completing, signing, dating and returning the accompanying printed proxy in the enclosed envelope, which requires no postage if mailed in the United States.

Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted in accordance with the recommendations of our board of directors as indicated below. If you are a registered stockholder who would ordinarily be delivering your completed proxy card in person at the meeting, please follow the voting instructions that will be available on the website (**www.virtualshareholdermeeting.com/ADP2026**) during the 2026 Annual Meeting.

IF I HOLD SHARES IN STREET NAME, DOES MY BROKER NEED INSTRUCTIONS IN ORDER TO VOTE MY SHARES?

If your shares are held in "street name" (i.e., your shares are held by a bank, brokerage firm or other nominee), you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker.

If you hold your shares in street name and you do not instruct your bank or broker as to how to vote your shares, your bank or broker may only vote your shares in its discretion on the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2027 (Proposal 3), but will not be allowed to vote your shares on any of the other proposals described in this proxy statement, including the election of directors.

Under applicable Delaware law, a broker non-vote will have no effect on the outcome of any of the other proposals described in this proxy statement because the non-votes are not considered in determining the number of votes necessary for approval.

WHAT MATTERS WILL BE VOTED ON AT THE MEETING, WHAT ARE MY VOTING CHOICES, AND HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

Proposal	Voting Choices	Board Recommendation
Proposal 1: Election of the 13 nominees named in this proxy statement to serve on the company's board of directors	■ For ■ Against ■ Abstain	FOR election of all 13 director nominees
Proposal 2: Advisory resolution approving the compensation of the company's named executive officers as disclosed in the "Compensation Discussion and Analysis" section on page 37 of this proxy statement and accompanying compensation tables	■ For ■ Against ■ Abstain	FOR
Proposal 3: Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2027	■ For ■ Against ■ Abstain	FOR

So far as the board of directors is aware, only the above matters will be acted upon at the meeting. If any other matters properly come before the meeting, the accompanying proxy may be voted on such other matters in accordance with the best judgment of the person or persons voting the proxy.

HOW MANY VOTES ARE NEEDED TO APPROVE THE PROPOSALS, AND WHAT IS THE EFFECT OF ABSTENTIONS OR BROKER NON-VOTES?

	Proposal	Votes Required	Effect of Abstentions	Effect of Broker Non-Votes
Proposal 1:	Election of directors	Majority of shares represented in person or by proxy and entitled to vote thereon	Treated as vote against	No effect
Proposal 2:	Advisory resolution to approve compensation of named executive officers	Majority of shares represented in person or by proxy and entitled to vote thereon	Treated as vote against	No effect
Proposal 3:	Ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2027	Majority of shares represented in person or by proxy and entitled to vote thereon	Treated as vote against	N/A - brokers are permitted to vote on this matter

Proposal 1:

The affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to elect a director, provided that if the number of nominees exceeds the number of directors to be elected (a situation that the company does not anticipate), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy and entitled to vote thereon. Votes may be cast in favor of or against each nominee, or a stockholder may abstain from voting. Abstentions will have the effect of a negative vote. If the number of nominees exceeds the number of directors to be elected, votes may be cast in favor of or withheld against each nominee, and abstentions will be excluded entirely and will have no effect on the vote. If your broker holds your shares, your broker is not entitled to vote your shares on this proposal without your instruction, and therefore a broker non-vote will have no effect on the outcome of this proposal.

Proposal 2:

The affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to approve the advisory resolution on executive compensation. Votes may be cast in favor of or against this proposal or a stockholder may abstain from voting. Abstentions will have the effect of a negative vote. If your broker holds your shares, your broker is not entitled to vote your shares on this proposal without your instruction, and therefore a broker non-vote will have no effect on the outcome of the advisory resolution. Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any named executive officer and will not be binding on or overrule any decisions by the compensation and management development committee or the board of directors.

Because we value our stockholders' views, however, the compensation and management development committee and the board of directors will consider carefully the results of this advisory vote when formulating future executive compensation policy.

	Proposal 3: The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to ratify the appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm for fiscal year 2027. Votes may be cast in favor of or against this proposal or a stockholder may abstain from voting. Abstentions will have the effect of a negative vote. Brokers have the authority to vote shares for which their customers did not provide voting instructions on the ratification of the appointment of Deloitte & Touche LLP, so there will be no broker non-votes for this item.
MAY I REVOKE MY PROXY OR CHANGE MY VOTE?	If your shares are registered in your name, you may revoke your proxy and change your vote prior to the completion of voting at the Annual Meeting by: ■ submitting a valid, later-dated proxy card or a later-dated vote in accordance with the voting instructions on the Notice of Internet Availability of Proxy Materials in a timely manner; or ■ giving written notice of such revocation to the company's corporate secretary prior to the Annual Meeting or by voting at the Annual Meeting by following the instructions that will be available on the website (**www.virtualshareholdermeeting.com/ADP2026**) during the Annual Meeting If your shares are held in "street name," you should contact your bank or broker and follow its procedures for changing your voting instructions. You also may vote at the Annual Meeting by following the instructions provided by your bank or broker. Only the latest validly executed proxy that you submit will be counted.
IS MY VOTE CONFIDENTIAL?	Proxies and ballots identifying the vote of individual stockholders will be kept confidential from our management and directors, except as necessary to meet legal requirements in cases where stockholders request disclosure or in a contested election.
WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?	The preliminary voting results will be announced at the Annual Meeting. The final voting results, which are tallied by independent tabulators and certified by independent inspectors, will be published in the company's current report on Form 8-K, which we are required to file with the SEC within four business days following the Annual Meeting.
HOW CAN I ASK A QUESTION DURING THE VIRTUAL ANNUAL MEETING?	You will be able to submit a written question during the Annual Meeting by following the instructions that will be available on the Annual Meeting website (**www.virtualshareholdermeeting.com/ADP2026**). As part of the virtual Annual Meeting, we will hold a question and answer session, during which we intend to answer questions submitted in accordance with our Annual Meeting rules (which will be available on the website) and that are relevant to the company and the meeting matters, as time permits. Questions and answers will be grouped by topic, and substantially similar questions will be grouped and answered once. If time does not permit us to address each question received during the Annual Meeting, the company's answers will be posted to our corporate website at **www.adp.com** in the "Investors" section as soon as possible after the Annual Meeting.

WHO IS PAYING FOR THE PREPARATION AND MAILING OF THE PROXY MATERIALS AND HOW WILL SOLICITATIONS BE MADE?	We are making this solicitation of proxies on behalf of our board of directors and will pay the solicitation costs. Our directors, officers and other employees may, without additional compensation except reimbursement for actual expenses, solicit proxies by mail, in person or by telecommunication. In addition, we have retained Innisfree M&A Incorporated at a fee estimated to be approximately $30,000, plus reasonable out-of-pocket expenses, to assist in the solicitation of proxies. We will reimburse brokers, fiduciaries, custodians, and other nominees for out-of-pocket expenses incurred in sending our proxy materials to, and obtaining instructions relating to such materials from, beneficial owners. If you have any questions about giving your proxy or require assistance, please contact our proxy solicitor at: **INNISFREE M&A INCORPORATED** 500 Fifth Avenue, 21st Floor New York, NY 10110 Stockholders call toll-free: (877) 825-8777 Banks and brokers call collect: (212) 750-5833
WHAT IS "HOUSEHOLDING?"	To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding our stock but share the same address, we have adopted a procedure known as "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions. If you are a registered stockholder and choose to have separate copies of our Notice of Internet Availability of Proxy Materials, proxy statement and annual report on Form 10-K mailed to you, you must "opt-out" by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York, 11717 or by calling 1-866-540-7095 and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your accounts from this service, your accounts will continue to be "householded" until we notify you otherwise. If you own our common stock in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker. You can also contact Broadridge Financial Solutions, Inc. at 1-866-540-7095 if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future.

1 Election of Directors

✔ The board of directors recommends that the stockholders vote **FOR** the election of each of the nominees to the board of directors.

The board of directors has nominated the following individuals for election as directors. Properly executed proxies will be voted as marked. Executed but unmarked proxies will be voted in favor of electing each of the below director nominees to serve on the board of directors until the 2027 Annual Meeting of Stockholders and until their successors are duly elected and qualified. David V. Goeckeler is not standing for re-election and will be stepping down from the board at the end of his term as of November 11, 2026.

Name	Age	Served as a Director Continuously Since	Principal Occupation
Peter Bisson	69	2015	Retired Director and Global Leader of the High-Tech Practice at McKinsey & Company
Maria Black	52	2023	President and Chief Executive Officer of Automatic Data Processing, Inc.
Linnie M. Haynesworth	69	2020	Retired Sector Vice President and General Manager, Northrop Grumman Corporation
Francine S. Katsoudas	56	2019	Executive Vice President and Chief People, Policy & Purpose Officer of Cisco Systems, Inc.
Nazzic S. Keene	65	2020	Former Chief Executive Officer of Science Applications International Corporation
David W. Kenny	64	New	Former Chief Executive Officer and Executive Chairman of Nielsen
Karen S. Lynch	63	2025	Former President and Chief Executive Officer of CVS Health Corporation
Thomas J. Lynch (Non-Executive Chair)	71	2018	Former Chairman and Chief Executive Officer of TE Connectivity Ltd.
Nancy McKinstry	67	New	Former Chief Executive Officer and Chair of the Executive Board of Wolters Kluwer N.V.
Scott F. Powers	67	2018	Former President and Chief Executive Officer of State Street Global Advisors
Carlos A. Rodriguez	62	2011	Former Executive Chair and Chief Executive Officer of Automatic Data Processing, Inc.
Robert H. Swan	66	2025	Operating Partner at Andreessen Horowitz
Sandra S. Wijnberg	70	2016	Former Executive Advisor, Partner and Chief Administrative Officer of Aquiline Holdings

Director Nominee Highlights

11 of our 13 director nominees are independent

Of our 13 director nominees, 7 are women and 3 are racially or ethnically diverse

Average tenure of independent director nominees is 5.5 years

4 of our 11 independent director nominees have a tenure of 5 years or less as of our 2026 Annual Meeting

Average age of 65 years

As of our 2026 Annual Meeting, the average age of our thirteen director nominees will be 65 years

ADP Board of Directors’ Skills & Experience

The board of directors possesses an appropriate mix of skills, experience and leadership designed to drive board performance and properly oversee the interests of the company, including our strategy of long-term sustainable stockholder value creation. Currently, the board of directors is interested in maintaining a mix of skills and experience that include the following:

Cybersecurity experience in the IT, enterprise risk management and legal contexts. Understanding and familiarity with application of management frameworks, such as the NIST Cybersecurity Framework, to the operating requirements of the business.

Capital Markets experience, such as mergers and acquisitions and capital market activities involving the issuance of public company debt and/or equity.

Enterprise Risk Management (ERM) experience in managing/supervising systems or processes for identifying, assessing and mitigating the total risk of a global business enterprise.

Environmental, Social and Governance experience with environmental stewardship and social matters, including corporate social responsibility initiatives and philanthropy, as well as associated risks and opportunities, in order to drive sustained value creation within a responsible operating framework for our stakeholders.

Financial Expertise, including senior financial leadership experience at a large global public company or financial institution.

General Operations experience, including managing/supervising operations and business process improvement activities. Familiarity with development, implementation and reporting of service excellence, quality standards, operational performance metrics and targets.

Government and Regulatory experience in dealing directly with regulatory agencies and government officials and experience in overseeing compliance issues pertaining to the management of business activities in a regulated environment.

Human Resources (HR)/Compensation experience as head of HR or direct supervision of an HR leader at a global or public company. Experience in talent acquisition and management, training and development, research/analytics, and employee engagement.

Industry Knowledge in Human Capital Management (HCM) and Human Resources Outsourcing (HRO), including experience in managing or supervising human capital management and human resources outsourcing services.

International experience in managing or supervising a business with global operations, particularly in countries outside the U.S. where ADP does business or would like to do business. Familiarity with compliance issues facing companies with global operations.

Other Public Board experience, including current or recent membership on one or more large-cap public company boards.

Product Marketing/Management experience managing or supervising business to business product marketing, and/or product design and product management, in particular, relating to the software industry or the financial, IT or outsourcing services industry.

Public Company CEO experience at a large global public company.

Strategic Planning/Business Development experience, including managing/supervising the strategic planning process for a global business and the associated development and implementation of specific growth opportunities.

Technology experience, including with respect to cloud computing, software development, artificial intelligence, technology architecture and digital transformation, through the development and evolution of technology platforms to provide clients digital choices, solutions and functionality, end to end.

Transformation experience in overseeing and executing enterprise-wide transformational, cost management, cost-reduction and/or restructuring initiatives, including managing large-scale/global business process innovation efforts.

Skills	Peter Bisson	Maria Black	Linnie M. Haynesworth	Francine S. Katsoudas	Nazzic S. Keene	David W. Kenny	Karen S. Lynch	Thomas J. Lynch	Nancy McKinstry	Scott F. Powers	Carlos A. Rodriguez	Robert H. Swan	Sandra Wijnberg
Cybersecurity			■		■	■						■	
Capital Markets		■			■	■	■	■	■	■	■	■	■
Enterprise Risk Management	■		■	■	■	■	■	■	■		■	■	■
Environmental, Social and Governance	■	■		■	■	■	■			■	■	■	
Financial	■					■	■	■	■		■	■	■
General Ops	■	■	■	■	■	■	■	■	■	■	■	■	
Government & Regulatory		■	■	■	■	■	■		■	■	■	■	■
HR/Comp		■		■	■	■	■		■	■	■	■	
Industry - HCM & HRO		■		■							■		■
International	■	■	■	■	■	■		■	■	■	■	■	■
Other Public Board	■	■	■		■	■	■	■	■	■	■	■	■
Product Marketing/ Management	■	■	■		■	■		■	■	■		■	
Public Company CEO		■			■	■	■	■	■		■	■	
Strategic Planning/ Business Development	■	■	■	■	■	■	■	■	■	■	■	■	■
Technology	■		■	■	■	■		■	■			■	
Transformation		■	■	■	■	■	■	■	■	■	■	■	

As discussed in further detail below, our nominating/corporate governance committee evaluates these desired attributes on an ongoing basis and adds new skills and qualifications as the company's strategy and needs evolve.

Below are summaries of the principal occupations, business experience, background, and key skills and qualifications of the nominees. The key skills and qualifications are not intended to be an exhaustive list of each nominee's skills or contributions to the board, but rather the specific skills and qualifications that led to the conclusion that the person should serve as a director for the company.

Peter Bisson



Director since: 2015

Age: 69

Independent

Committees:

- Audit
- CDTC, Chair

Retired Director and Global Leader of the High-Tech Practice at McKinsey & Company

Mr. Bisson was a director and the global leader of the High-Tech Practice at McKinsey & Company prior to his retirement in June 2016. Mr. Bisson also held a number of other leadership positions at McKinsey & Company, including chair of its knowledge committee, which guides the firm's knowledge investment and communication strategies, member of the firm's shareholders committee, and leader of the firm's strategy and telecommunications practices. In more than 30 years at McKinsey & Company, he advised a variety of multinational public companies, including ADP, in the technology-based products and services industry. For many years, Mr. Bisson also served on the board of the Nature Conservancy of NY, an environmental group, serving as the co-chair in his final two years. Presently, he is a special advisor to Brighton Park Capital and a director of Gartner Inc.

Key Skills & Qualifications

Mr. Bisson's experience includes advising clients on corporate strategy and M&A, design and execution of performance improvement programs, marketing and technology development. Mr. Bisson's broad experience in the technology industry is a valuable asset to our board of directors and contributes to the oversight of the company's strategic direction and digital transformation, including our AI-enabled product portfolio.

Maria Black



Director since: 2023

Age: 52

Management

President and Chief Executive Officer of Automatic Data Processing, Inc.

Ms. Black is the president and chief executive officer of the company. Before she was appointed to her current position in January 2023, she served as president of the company since January 2022. Prior to that, she was president, Worldwide Sales and Marketing of ADP since February 2020 and served as president, Small Business Solutions and Human Resources Outsourcing from January 2017 to February 2020, as president, ADP TotalSource from July 2014 to December 2016, as general manager, ADP United Kingdom from April 2013 to June 2014, and as general manager, Employer Services – TotalSource Western Central Region from January 2008 to March 2013. Ms. Black joined ADP in 1996. Ms. Black is a director of Delta Air Lines, Inc.

Key Skills & Qualifications

Throughout her career at ADP, Ms. Black has served in key roles across ADP in sales, service, product implementation and operations, including our PEO and Employer Services businesses. Having overseen all aspects of sales, marketing and business operations gives her a powerful perspective and understanding of ADP's products, innovation strategy and growth opportunities. She brings this deep perspective and understanding of HCM, together with her unwavering focus on modernization, operational excellence and client centricity, to our board of directors.

Linnie M. Haynesworth



Director since: 2020

Age: 69

Independent

Committees:

- Audit
- CDTC

Retired Sector Vice President and General Manager, Northrop Grumman Corporation

Ms. Haynesworth retired in 2019 as the sector vice president and general manager of the Cyber and Intelligence Mission Solutions Division for Northrop Grumman Corporation's ("NGC") Mission Systems Sector after assuming this role in 2016. She previously served as sector vice president and general manager of the Intelligence, Surveillance and Reconnaissance Division within the former Information Systems sector of NGC, and also led NGC's Federal and Defense Technologies Division. Before joining Information Systems at NGC, she was vice president for aerospace products with the NGC Aerospace Systems sector and served as program manager for its Defense Weather Satellite System. She began her career at NGC in 1979 and also held other leadership roles in business development, engineering, supply chain and program positions of increasing responsibility in multiple areas of the company. Ms. Haynesworth is currently a director of Eastman Chemical Company, Micron Technology, Inc. and Truist Financial Corporation.

Key Skills & Qualifications

Ms. Haynesworth brings a proven track record of achievement and extensive expertise in technology integration, cybersecurity, enterprise strategy, risk management and large complex system development, delivery and deployment. With 40 years in the industry, her insight and breadth of experience are invaluable contributions to ADP, given the integral nature of technology and security to our products, business processes and infrastructure.

Francine S. Katsoudas



Director since: 2019

Age: 56

Independent

Committees:

- CMDC
- Nominating/ Corporate Governance

Executive Vice President and Chief People, Policy & Purpose Officer of Cisco Systems, Inc.

Ms. Katsoudas has been the executive vice president and chief people, policy & purpose officer of Cisco Systems, Inc. since March 2021, and prior to that, the chief people officer since 2015. Prior to these roles, she served in various positions of increasing responsibility at Cisco, since joining the company in 1996. Prior to Cisco, Ms. Katsoudas worked in both the financial and professional services industries with a focus on customer service and operations.

Key Skills & Qualifications

As an innovative human resources leader with a 'voice of the customer' mindset in organizational talent and strategy, Ms. Katsoudas brings valuable perspective and insight to the board of directors and contributes to the oversight of the company's strategy and ongoing transformation to drive solutions in a rapidly evolving, dynamic HCM market.

Nazzic S. Keene



Director since: 2020

Age: 65

Independent

Committees:
- Audit
- Nominating/ Corporate Governance, Chair

Former Chief Executive Officer of Science Applications International Corporation (SAIC)

Ms. Keene served as the chief executive officer of SAIC and member of its board between August 2019 and October 2023. Prior to that, she served as chief operating officer since 2017, as president, Global Markets and Missions, from 2013 to 2017, and as senior vice president, Corporate Strategy and Planning from 2012 to 2013. Prior to joining SAIC, Ms. Keene was the senior vice president and general manager for U.S. enterprise markets at CGI and led that company's U.S. expansion. Ms. Keene is a director of Caterpillar Inc. and the chair of the board of directors of ITT Inc.

Key Skills & Qualifications

As a well-respected industry leader with three decades of experience in information systems and technology services, as well as more than 20 years in executive management, Ms. Keene's strategic leadership in technology-driven solutions, digital transformation, including AI technology, and cybersecurity expertise is instrumental to the board and the shaping of ADP's vision for its HCM technology portfolio.

David W. Kenny



Director Nominee

Age: 64

Independent

Former Chief Executive Officer and Executive Chairman of Nielsen Holdings plc

Mr. Kenny served as the executive chairman of Nielsen Holdings plc, a private global measurement and data analytics company, from 2023 to 2025, and as chief executive officer of Nielsen from 2018 to 2023. Prior to Nielsen, Mr. Kenny held leadership roles at IBM as Senior Vice President of IBM Watson and IBM Cloud. He previously served as chief executive officer of The Weather Company and Digitas Inc. Mr. Kenny is a director of Flutter Entertainment plc and the chair of the board of directors of Best Buy Co., Inc.

Key Skills & Qualifications

Mr. Kenny brings deep expertise in technology, artificial intelligence, data and analytics, and consumer insights. His career leading technology-driven organizations and global business transformations provides the board with valuable perspectives on digital innovation, data strategy, operational execution, and growth.

Karen S. Lynch



Director since: 2025

Age: 63

Independent

Committees:

- Audit
- CMDC

Former President and Chief Executive Officer of CVS Health Corporation

Ms. Lynch previously served as president and chief executive officer of CVS Health Corporation from 2021 to 2024. Prior to that, she served as executive vice president of CVS Health Corporation from 2018 to 2021. From 2015 to 2021, she was the president of Aetna, which CVS Health acquired in 2018. Ms. Lynch began her career as a certified public accountant at auditing firm Ernst & Young LLP. She is currently a director of Thermo Fisher Scientific Inc. and within the past five years, previously served on the boards of CVS Health Corporation and U.S. Bancorp.

Key Skills & Qualifications

As a seasoned executive with over three decades of experience in the health care field, Ms. Lynch understands how to operate effectively within highly regulated and complex frameworks. She brings to the board of directors valuable leadership experience in issues facing public companies and multinational businesses, including strategic planning and risk management matters, combined with proven business acumen as well as financial and accounting expertise.

Thomas J. Lynch



Director since: 2018

Age: 71

Independent

Non-Executive Chair

Former Chairman and Chief Executive Officer of TE Connectivity Ltd.

Mr. Lynch retired as the chairman of the board of directors of TE Connectivity Ltd., a leading global technology and manufacturing company, in March 2024. He served as the chief executive officer of TE Connectivity Ltd. from January 2006 to March 2017 and served as a member of the company's board of directors since 2007, and as chairman since January 2013. Before becoming CEO of TE Connectivity Ltd., Mr. Lynch was president of Tyco Engineered Products and Services since joining Tyco International in September 2004. Prior to that, he held various positions at Motorola, including executive vice president of Motorola and president and chief executive officer of Motorola's Personal Communications sector, from August 2002 to September 2004. Mr. Lynch is currently a director of Cummins Inc. He previously served on the board of Thermo Fisher Scientific Inc. from 2009 until May 2022.

Key Skills & Qualifications

Mr. Lynch possesses extensive executive leadership experience as a former CEO and chairman of a large-cap public company. In addition to his broad managerial experience, he is a seasoned leader with a deep operational background and technology expertise. This breadth of experience enriches his contributions to the board, particularly with respect to transformation, innovation, strategic planning and compensation matters.

Nancy McKinstry



Director Nominee

Age: 67

Independent

Former Chief Executive Officer and Chair of the Executive Board of Wolters Kluwer N.V.

Ms. McKinstry previously served as chief executive officer and chair of the executive board of Wolters Kluwer N.V., a global information, software, and services provider, from September 2003 until her retirement in February 2026, and as a member of its executive board from June 2001 to February 2026. Prior to that, Ms. McKinstry held a number of senior leadership roles at Wolters Kluwer, including chief executive officer of operations in North America, president of CT Corporation, and chief executive officer of CCH Legal Information Services. Ms. McKinstry began her career with Booz & Company (formerly Booz Allen Hamilton), an international management-consulting firm, where she focused on assignments in the media and technology industries. Ms. McKinstry currently serves on the boards of Abbott Laboratories, Accenture plc and Mondelēz International, Inc.

Key Skills & Qualifications

Ms. McKinstry is a transformational business leader with decades of executive leadership experience at a large public company. She brings extensive expertise in portfolio management, product innovation, and technology enablement, as well as a strong global perspective, strategic insight, and deep experience in risk management and operational execution.

Scott F. Powers



Director since: 2018

Age: 67

Independent

Committees:

- CMDC, Chair
- Nominating/ Corporate Governance

Former President and Chief Executive Officer of State Street Global Advisors

Mr. Powers was the president and chief executive officer of State Street Global Advisors, from 2008 until his retirement in 2015. Before joining State Street, Mr. Powers was the president and chief executive officer of Old Mutual Asset Management, the U.S.-based global asset management business of Old Mutual plc, from 2001 to 2008. He also held executive roles at Mellon Institutional Asset Management and Boston Company Asset Management. Mr. Powers is currently a director of PulteGroup, Inc. and chair of the board of directors of Sun Life Financial Inc.

Key Skills & Qualifications

With over three decades of experience leading and advising firms in the investment management industry, Mr. Powers has extensive global operational and business expertise. In addition, as the former CEO of State Street Global Advisors, his background in overseeing and guiding governance-related engagement with invested companies is a tremendous asset to ADP. The valuable blend of these critical skills and his investor mindset support the board in its oversight of the company's strategic direction, growth and transformation.

Carlos A. Rodriguez



Director since: 2011

Age: 62

Non-Management

Former Executive Chair and Chief Executive Officer of Automatic Data Processing, Inc.

Mr. Rodriguez is the former executive chair of the board of directors of the company, serving from January 2023 to January 2024. Before he was executive chair, he served as chief executive officer of the company from November 2011 until December 2022. He has been a member of the board since November 2011. Mr. Rodriguez served as president and chief operating officer of the company before he was appointed chief executive officer in November 2011 and as president through 2021. Having started his career at the company in 1999, Mr. Rodriguez previously served as president of several key businesses, including National Accounts Services, Employer Services International, Small Business Services, and Professional Employer Organization, giving him deep institutional knowledge across the company's business. Mr. Rodriguez previously served on the board of Microsoft Corporation from 2021 to 2025.

Key Skills & Qualifications

In addition to broad managerial, operational and strategic planning expertise, Mr. Rodriguez is a recognized leader in the HCM industry and brings a wealth of business acumen and leadership experience to our board of directors, including a deep knowledge of HCM and unique understanding of our business, coupled with a proven track record of integrity, achievement and strategic vision.

Robert H. Swan



Director since: 2025

Age: 66

Independent

Committees:
- Audit
- CDTC

Operating Partner at Andreessen Horowitz

Mr. Swan has been an operating partner at Andreessen Horowitz since July 2021. Prior to that, he served at Intel Corporation as CEO from February 2019 to February 2021, as Interim CEO and CFO from June 2018 to January 2019 and as CFO from October 2016 to June 2018. Prior to joining Intel, Mr. Swan held several senior management roles at other companies, including CFO at eBay Inc., Electronic Data Systems Corp., TRW Inc., and Webvan Group, Inc., where he additionally served as COO and CEO. Mr. Swan is currently a director at Micron Technology, Inc. and Nike, Inc. In addition to these public companies, his prior public company board service includes Applied Materials, eBay and Intel and the board of commissioners of GoTo Group.

Key Skills & Qualifications

Mr. Swan has extensive global operational, financial and business expertise as a former CEO and CFO of large public technology companies. This expertise is a valuable asset to our board of directors and contributes to the oversight of the company's strategic direction and growth.

Sandra S. Wijnberg



Director since: 2016

Age: 70

Independent

Committees:
- Audit, Chair
- Nominating/ Corporate Governance

Former Executive Advisor, Partner and Chief Administrative Officer of Aquiline Holdings

Ms. Wijnberg was an executive advisor of Aquiline Holdings, a registered investment advisory firm, from 2015 to 2019, and prior to that, a partner and the chief administrative officer of Aquiline Holdings from 2007 to 2014. From 2014 to 2015, Ms. Wijnberg left Aquiline Holdings to work in Jerusalem at the behest of the U.S. State Department as the deputy head of mission, Office of the Quartet. Prior to joining Aquiline Holdings, she was the senior vice president and chief financial officer of Marsh & McLennan Companies, Inc., from January 2000 to April 2006, and before that, the treasurer and interim chief financial officer of YUM! Brands, Inc. She is a director of Cognizant Technology Solutions Corporation and T. Rowe Price Group, Inc. and the non-executive chair of the board of Hippo Holdings Inc.

Key Skills & Qualifications

Ms. Wijnberg is a seasoned business leader with strong financial acumen and significant corporate finance, accounting, strategic planning, insurance and risk management expertise. Her international experience also provides a valuable global perspective to our board of directors.

It is expected that all nominees proposed by our board of directors will be able to serve on the board if elected. However, if before the election one or more nominees is unable to serve or for good cause will not serve (a situation that we do not anticipate), the proxy holders will vote the proxies for the remaining nominees and for substitute nominees chosen by the board of directors (unless the board reduces the number of directors to be elected).

If any substitute nominees are designated, we will file an amended proxy statement that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes certain biographical and other information about such nominees required by the rules of the SEC.

Stockholder Approval Required

At the 2026 Annual Meeting of Stockholders, directors will be elected by the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon, provided that if the number of nominees exceeds the number of directors to be elected (a situation we do not anticipate), the directors will be elected by the vote of a plurality of the shares represented in person or by proxy and entitled to vote thereon.

The board of directors' categorical standards of director independence are consistent with Nasdaq listing standards and are available in the company's corporate governance principles on our corporate website at **www.adp.com**. To access these documents, click on "Investors," then "Governance," and then "Governance Documents." The board of directors has determined that Mses. Haynesworth, Katsoudas, Keene, Lynch, McKinstry and Wijnberg and Messrs. Bisson, Kenny, Lynch, Powers and Swan meet these standards and are independent for purposes of the Nasdaq listing standards. All current members of the audit, compensation and management development, nominating/corporate governance, and corporate development and technology committees are independent.

In the ordinary course of business, the company has business relationships with certain companies in which ADP directors also serve as executive officers or on the board of directors, including for example, hardware, software, HCM and other technology services. Based on the standards described above, the board of directors has determined that none of these transactions or relationships, nor the associated amounts paid to the parties, was material or would impede the exercise of independent judgment.

It is our policy that our directors attend the Annual Meetings of Stockholders. All of our directors then in office attended our 2025 Annual Meeting of Stockholders.

11 of our 13 Director Nominees are Independent


15%
85%
Independent (11 Directors)
Current and Former Management (2 Directors)

During fiscal year 2026, our board of directors held ten (10) meetings. At various points throughout the fiscal year, our board meetings consist of two-day sessions so that our board has ample opportunity to evaluate and discuss our strategy, product portfolio and talent.

All of our incumbent directors attended at least 75%, in the aggregate, of the meetings of the board of directors and the committees of which they were members during the periods that they served on our board of directors during fiscal year 2026.

Executive sessions of the independent, non-management directors are held during each meeting of the committees and the board of directors. Mr. Lynch, our non-executive chair, presides at each executive session of the board of directors.

Board Leadership Structure

Our corporate governance principles do not require the separation of the roles of board chair and chief executive officer because the board believes that effective board leadership can depend on the skills and experience of, and personal interaction between, people in leadership roles. Our board of directors is currently led by Mr. Lynch, our independent, non-executive chair. Ms. Black, our chief executive officer, serves as a member of the board of directors. The board of directors believes the current leadership structure is in the best interests of the company's stockholders at this time. Separating these positions allows our chief executive officer to focus on developing and implementing the company's business plans and supervising the company's day-to-day business operations and allows our non-executive chair to lead the board of directors in its oversight, advisory, and risk management roles. The non-executive chair is responsible for the management, development, and the effective performance of the board, and provides leadership to the board for all aspects of the board's work, as well as engaging with major stockholders, if requested.

Board Composition and Director Succession Planning

The board takes a thoughtful approach to its composition to ensure alignment with the company's evolving corporate strategy. We believe our board composition strikes a balanced approach to director tenure and allows the board to benefit from a mix of newer directors who bring fresh insights and seasoned directors who bring continuity and a deep understanding of ADP. We believe this mix supports both innovation and stability in guiding our complex business. We refresh our board and assess our board succession plans regularly with this balance of tenure and experience in mind. Four of our eleven independent director nominees have a tenure of five years or less. As of our 2026 Annual Meeting, the average age of our thirteen director nominees will be 65 years and the average tenure of our eleven independent director nominees will be 5.5 years.

Average Tenure of 5.5 Years

(Independent Director Nominees)


9%
36%
55%
5 Years or less
6-10 Years
>10 Years

Our director succession planning is conducted in the context of a skillset review designed to focus on key areas of skills and experience deemed to be most helpful to driving board performance. Our nominating/corporate governance committee evaluates these desired attributes on an ongoing basis and adds new skills and qualifications as necessary in light of the company's changing strategy and needs.

Individual director evaluations are also conducted by the nominating/corporate governance committee on an annual basis, in close coordination with our non-executive chair who supplements such evaluations with one-on-one discussions with each director. The form of assessment used to facilitate this review is refreshed each year to ensure relevance and covers a broad array of topics relevant to individual performance such as knowledge, expertise, commitment, preparation, integrity and judgment. This process facilitates director succession planning as it helps identify opportunities to enhance individual performance and any relevant feedback is communicated to the individual director.

In addition to individual evaluations, the nominating/corporate governance committee, working with our non-executive chair, conducts a thorough evaluation at the board and committee levels to ensure the effectiveness of the directors and their ability to work as a team in the long-term interest of the company. This assessment is conducted through a questionnaire process, which is also refreshed each year, and designed to elicit feedback with respect to areas such as board/committee structure, governance, communication, culture, risk and strategy. Responses are shared and discussed with the nominating/corporate governance committee. The committee then shares the output of this process with the full board along with a series of recommendations that are subsequently implemented to improve board and committee performance, practices and procedures.

The company also has a director retirement policy in place to promote thoughtful board refreshment, as set forth in further detail under "Retirement Policy" on page 18 of this proxy statement.

Director Nomination Process

Our nominating process ensures our board consists of a well-qualified and diverse group of leaders who bring an important mix of boardroom and operating experience. When the board of directors decides to recruit a new member, or when the board of directors considers any director candidates submitted for consideration by our stockholders, it seeks strong candidates who, ideally, meet all of its categorical standards of director independence, and who complement our identified board skillset needs. Additionally, candidates should possess the following personal characteristics: (i) business community respect for his or her integrity, ethics, principles, insights and analytical ability; and (ii) ability and initiative to frame insightful questions, speak out and challenge questionable assumptions and disagree without being disagreeable.

The nominating/corporate governance committee will not consider candidates who lack the foregoing personal characteristics.

To ensure that our board is composed of directors with sufficiently diverse and independent perspectives, our nominating/corporate governance committee considers a wide range of other factors in determining the composition of our board of directors, including diversity of thought, individual qualities such as professional experience, skills, education and training, and a range of types of diversity, including race, gender, ethnicity, age, culture and geography.

The nominating/corporate governance committee retains a third-party search firm from time to time to identify and evaluate, as appropriate, potential nominees to the board, including in connection with the 2026 nominations of Mr. Kenny and Ms. McKinstry.

Nominations of candidates for our board of directors by our stockholders for consideration at our 2027 Annual Meeting of Stockholders are subject to the deadlines and other requirements described under "Stockholder Proposals and Nominations" on page 85 of this proxy statement.

Director Orientation and Continuing Education

Our orientation program is structured to acquaint our new directors with our business, strategy, product portfolio, industry and competitive considerations, organizational talent, and capital structure, as well as the legal and ethical responsibilities of our board. Key members of our management team spearhead the program through a series of one-on-one sessions with each new director, with each session concentrated on a specific area of focus. As there are multiple sessions of this nature, we strive to stagger and prioritize these meetings accordingly, tailored to our directors' profiles and committee assignments, among other things.

Our program is time intensive but we believe the program is instrumental in driving board performance. In addition to our orientation program, we encourage continuing education for our directors, including through external opportunities, and we assist in finding appropriate courses and fully reimbursing for such programs.

Director Overboarding Policy and Time Commitments

Our overboarding policy, which is reviewed on an annual basis, states that subject to such exceptions on a case by case basis as the board shall determine, no non-executive director can serve on more than 4 public boards (including ADP) and, in the case of a director who is an executive officer of ADP or other company, no more than 2 public boards (including ADP). Our corporate governance principles further state that directors should plan to make a significant time commitment to the company and that the board's assessment of individuals for new or continued service on the board includes this consideration, among other things.

The board understands the importance of evaluating the contributions of each of its members and will continue to engage in an in-depth review of each member's contributions on at least an annual basis before their renomination to the board.

Retirement Policy

Our director retirement policy provides that, subject to such exceptions on a case-by-case basis as the board of directors shall determine, no person will be nominated by the board of directors to serve as a director following the date the director turns 75.

Management directors who are no longer officers of the company shall offer to resign from the board of directors.

Committees of the Board of Directors

During fiscal year 2026, our board of directors held ten (10) meetings. At various points throughout the fiscal year, our board meetings consist of two-day sessions so that our board has ample opportunity to evaluate and discuss our strategy, product portfolio and talent.

The table below provides the current membership and meeting information for each of the committees of the board of directors.

Name	Audit	Compensation & Management Development (CMDC)	Nominating/ Corporate Governance (NCGC)	Corporate Development & Technology (CDTC)
Peter Bisson	✓			**Chair**
David V. Goeckeler		✓		✓
Linnie M. Haynesworth	✓			✓
Francine S. Katsoudas		✓	✓	
Nazzic S. Keene	✓		**Chair**	
Karen S. Lynch	✓, 🖩	✓		
Scott F. Powers		**Chair**	✓	
Robert H. Swan	✓, 🖩			✓
Sandra S. Wijnberg	**Chair**, 🖩		✓	
Number of meetings held in fiscal year 2026	7	4	3	4

🖩 – Financial expert member of audit committee

Audit Committee



Sandra S. Wijnberg
Committee Chair

Other committee members:
Peter Bisson
Linnie M. Haynesworth
Nazzic S. Keene
Karen S. Lynch
Robert H. Swan

- All members are independent and financially literate under Nasdaq listing standards

The audit committee's principal functions are to assist the board of directors in fulfilling its oversight responsibilities with respect to:

- our systems of internal controls regarding finance, accounting, legal compliance, and ethical behavior;
- our auditing, accounting and financial reporting processes generally;
- our financial statements and other financial information that we provide to our stockholders, the public and others;
- our compliance with legal and regulatory requirements;
- the appointment, compensation, retention and performance of our independent auditors and the selection of the lead audit partner; and
- the performance of our corporate audit department.

The audit committee acts under a written charter, which is available online on our corporate website at **www.adp.com**. To access this document, click on "Investors," then "Governance," and then "Governance Documents." A further description of the role of the audit committee is set forth on page 80 under "Audit Committee Report."

Nominating/Corporate Governance Committee



Nazzic S. Keene
Committee Chair

Other committee members:
Francine S. Katsoudas
Scott F. Powers
Sandra S. Wijnberg

- All members are independent under Nasdaq listing standards

The principal functions of the nominating/corporate governance committee are to:

- identify individuals qualified to become members of the board of directors and recommend a slate of nominees to the board of directors annually;
- ensure that the committees of the board of directors have the benefit of qualified and experienced independent directors;
- review and reassess annually the adequacy of the board of directors' corporate governance principles and recommend changes as appropriate;
- oversee the evaluation of the board of directors and committees;
- review and assess the effectiveness of the Company's enterprise risk management program; and
- review our policies and programs that relate to matters of corporate citizenship, environmental stewardship and social matters, corporate social responsibility initiatives, and philanthropic and political activities.

The nominating/corporate governance committee acts under a written charter, which is available online on our corporate website at **www.adp.com**. To access this document, click on "Investors," then "Governance," and then "Governance Documents."

Compensation and Management Development Committee



Scott F. Powers
Committee Chair

Other committee members:
David V. Goeckeler
Francine S. Katsoudas
Karen S. Lynch

- All members are independent under Nasdaq listing standards

The compensation and management development committee sets and administers our executive compensation programs. See “Compensation Discussion and Analysis” on page 37 of this proxy statement.

The compensation and management development committee is authorized to engage the services of outside advisors, experts and others to assist the committee. For fiscal year 2026, the compensation and management development committee sought advice from FW Cook, an independent compensation consulting firm specializing in executive and director compensation. For further information about FW Cook’s services to the compensation and management development committee, see “Compensation Consultant” on page 45 of this proxy statement.

The compensation and management development committee acts under a written charter, which is available online on our corporate website at **www.adp.com**. To access this document, click on “Investors,” then “Governance,” and then “Governance Documents.” Each member of the compensation and management development committee is a “Non-Employee Director” as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended. The compensation and management development committee may form and delegate authority to subcommittees when appropriate, provided that the subcommittees are composed entirely of directors who satisfy the applicable independence requirements of Nasdaq.

Corporate Development and Technology Committee



Peter Bisson
Committee Chair

Other committee members:
David V. Goeckeler
Linnie M. Haynesworth
Robert H. Swan

- All members are independent under Nasdaq listing standards

The corporate development and technology committee is responsible for reviewing and evaluating innovation strategy related to emerging or future technologies and opportunities, technology capabilities and talent, infrastructure, and as appropriate, corporate development matters.

The corporate development and technology committee acts under a written charter, which is available online on our corporate website at **www.adp.com**. To access this document, click on “Investors,” then “Governance,” and then “Governance Documents.”

The Board's Role in Risk Oversight

Our board of directors provides oversight with respect to the company's enterprise risk assessment and risk management activities, which are designed to identify, prioritize, assess, monitor and mitigate the various risks confronting the company, including risks that are related to the achievement of the company's operational and financial strategy. As set forth in more detail below, the board of directors performs this oversight function periodically as part of its meetings and also through its audit, compensation and management development, corporate development and technology and nominating/corporate governance committees, each of which examines various components of risk as part of its assigned responsibilities. Our nominating/corporate governance committee oversees enterprise risk management and is responsible for recommending to our board an allocation of risk oversight responsibilities among the board and its committees.

Our committees report back on risk oversight matters directly to the board of directors on a regular basis. Management is responsible for implementing and supervising day-to-day risk management processes and reporting to the board of directors and its committees as necessary.


Strategic
1
Acquisition Integration
Competitive
Environmental, Social and Governance
Innovation
Partnership & Alliances
Sovereign & Political
Strategic Initiatives
Operational
2
Business Disruption
Client Assurance
Client Management
Change Impact
Global Money Movement
Operational Fraud
Operational Performance
Operational Security
Talent Management
Third Party
Transaction Process
Digital & Technology
3
Artificial Intelligence
Cybersecurity
Data Management
Product Technology
Financial
4
External Economic
Financial Operational
Financial Reporting
Legal & Compliance
5
Corporate Compliance (incl. Corp. Governance)
Labor & Employment
Operational Compliance
Privacy
Always Designing for People™

Compensation and Management Development Committee

- **2** Components of Operational (Talent Management)

Corporate Development and Technology Committee

- **1** Components of Strategic (Innovation Strategy related to Emerging or Future Technologies)
- **2** Components of Operational (Technology Capabilities and Talent)
- **3** Components of Digital & Technology (Infrastructure)

Audit Committee

- **2** Components of Operational (Client Assurance, Global Money Movement, Operational Fraud)
- **4** Financial
- **5** Legal & Compliance

Board

- **1** Strategic
- **2** Operational
- **3** Digital & Technology
- **4** Components of Financial
- **5** Components of Legal & Compliance

Nominating/Corporate Governance Committee

- **1** Components of Strategic (Environmental, Social and Governance)
- **5** Components of Legal & Compliance (Corporate Governance)

Board of Directors

Oversight of Cybersecurity

Our board of directors recognizes that security is integral to our products, our business processes and infrastructure. We have an enterprise-wide approach to security with the objectives of protecting client data and funds and preventing security incidents that could adversely affect the confidentiality, integrity, or availability of our information systems and data that resides in those systems, while also improving our system resilience with the aim of minimizing the impact to our business when incidents do occur. Our global security organization is tasked with monitoring physical and cybersecurity risks, including operational risks related to information security and system disruption. A cross-functional, enterprise-wide management program operates to promote our global cybersecurity program's effectiveness. Our board of directors is actively engaged in the oversight of our global cybersecurity program. More information on our program is available on our corporate website, at **www.adp.com**. To access this information, click on "About" then "Data Security."

- ✔ Our board of directors receives regular, quarterly reports on these matters from our chief security officer and leadership from our global product and technology organization, including on the status of projects to strengthen the company's security systems and improve cyber readiness, as well as on existing and emerging threat landscapes.
- ✔ In addition, our board of directors receives regular, quarterly reports on our global product security and resiliency program led by leadership from our global product and technology organization with assistance from our chief security officer.
- ✔ Concurrent and in addition to these reports, our chief administrative officer (who oversees legal, security and compliance matters) provides a legal, regulatory and ethics update at each meeting of the audit committee, which includes matters of cybersecurity, as appropriate. In addition, important actual or emerging cybersecurity events are communicated to the board of directors by our chief administrative officer and chief legal officer, even if immaterial to us.

- ✔ Given the importance of cybersecurity to our stakeholders, our global cybersecurity program is subject to an annual third-party assessment overseen by our board of directors and this assessment reviews all aspects of our cyber program.
- ✔ Findings are reported to our board and in response, ADP develops initiatives to improve our maturity across each of the pillars of the National Institute of Standards and Technology Cybersecurity Framework.
- ✔ The status of these initiatives is then reviewed with our board during its quarterly meetings. This governance process encourages an environment of continuous improvement.

- ✔ Members of our board receive a read-out of our annual cybersecurity table-top exercise for senior management to validate, test and assess the effectiveness and adequacy of certain roles and decision-making processes in the event of an incident.

Oversight of AI

We have a mature responsible AI program, grounded in ADP's commitment that responsible AI is core to the development of AI-enabled products and services. Our board of directors oversees ADP's AI governance program as part of its broader responsibility to oversee matters of technology and innovation, including AI.

Our responsible AI program is cross-functional, and is led by ADP's chief data office, with key participation from our global legal organization, our global data privacy team, and the global security organization in their respective areas.

The program drives compliance with AI ethical principles and regulatory requirements in development and usage of AI systems, including generative AI tools, both internally and those embedded in our products and services, through a comprehensive review process. An additional layer of oversight and guidance is provided by ADP's AI and Data Ethics Council consisting of internal and external experts.

- Our AI Ethics Principles and our AI governance program provide a framework for how we develop and implement the AI-enabled products and services we offer, including those utilizing machine learning and generative AI. Through our compliance-by-design approach, we address human oversight, mitigating bias, privacy-by-design, explainability and transparency, data quality, operational monitoring, a culture of responsible AI, and inclusion and training.
- ADP also has an AI and Data Ethics Council, established since 2019, composed of industry leaders and ADP experts who meet regularly to provide guidance within ADP on the responsible use of AI and machine learning and evaluate novel uses of data for compliance with both ADP's AI Ethics Principles and governing laws.

More information, including our Ethics in AI position statement, can be found on our corporate website, at **www.adp.com**, by clicking on "About," then "Data Privacy" and then "Read more about Ethics in Artificial Intelligence."

Audit Committee

Our audit committee focuses on financial risks, including reviewing with management, our internal auditors, and our independent auditors, the company's major financial risk exposures, the adequacy and effectiveness of accounting and financial controls, and the steps management has taken to monitor and control financial risk exposures.

In addition, our audit committee reviews risks related to compliance with applicable laws, regulations, and ethical standards. Our audit committee regularly receives, reviews and discusses with management presentations and analyses on various risks confronting the company.

Oversight of Privacy

Our audit committee oversees matters of privacy and receives reports on these matters at each meeting from our chief administrative officer, as well as regular updates from our head of global compliance, including on related risk assessment and risk management activities. On a management level, ADP's privacy program is led by ADP's global chief privacy officer and the members of the global data privacy team who are part of the global compliance organization, in cooperation with the privacy stewards of all of ADP's business units and functional areas. Our global chief privacy officer provides regular reports to our company's executive committee, and our audit committee is actively engaged in the oversight of our global privacy program. Our global data privacy team works closely with our global security organization on cybersecurity compliance and includes dedicated resources for privacy-by-design, in addition to managing a robust privacy review process for uses of personal data.

- **ADP's Privacy Commitment:** We are committed to compliance with privacy requirements and the protection of all personal data processed by ADP. ADP has adopted a set of privacy principles that serve as the foundation for our global privacy program, which includes our global privacy policy and our binding corporate rules ("BCRs"), all of which may be found in greater detail on our corporate website, at **www.adp.com**. To access this information, click on "About" then "Data Privacy."
- Our BCRs cover the transfer of data between ADP affiliates across the globe and ensure the highest standard of protection to personal data processed by ADP, regardless of where such data is being processed. Our BCRs establish the rules for processing personal data at ADP as both a data processor (covering the processing of clients' data in the European Union, Switzerland, South Africa, and through separate documentation, the United Kingdom) and a data controller (covering the data of our employees under a controller workplace code, and other business associates under a business controller code regardless of where such data is being collected). We continue to rank among an elite number of companies worldwide to have gained regulators' approval to implement BCRs as both a data processor and data controller.
- Our privacy-by-design program embeds privacy considerations from the initial stages of product and service development, consistent with ADP's commitment to prioritize privacy and data protection as we design and develop new technology.

Compensation and Management Development Committee

Our compensation and management development committee oversees risks related to compensation policies and practices, including management succession planning and our talent strategy, including the recruitment, development and retention of executive talent.

Compensation and Risk Management

Our compensation and management development committee considered the risks presented by the company's compensation policies and practices at its meetings in August 2025 and 2026 and believes that our policies and practices of compensating employees do not encourage excessive or unnecessary risk-taking for the following reasons:

Diverse Performance Measures	Our incentive plans have diverse performance measures, including company and business unit financial measures, strategic objectives and individual goals.
Balance	Our compensation programs balance annual and long-term incentive opportunities, cash and equity, and fixed and variable incentives.
Payout Caps	We cap incentive plan payouts within a reasonable range.
Mix	The mix of performance-based equity awards and RSUs in our long-term incentive programs serves the best interests of stockholders and the company.
Stock Ownership Guidelines	Our stock ownership guidelines link the interests of our executive officers to those of our stockholders.
Clawback Policy	We maintain a rigorous Clawback Policy which exceeds Nasdaq listing requirements and allows for the recovery of both cash and equity incentive compensation from any current or former corporate officer (including any executive officer) who engages in any activity that is in conflict with or adverse to the company's interests, including fraud.
Other	We prohibit our directors and all of our employees from engaging in any hedging or similar transactions involving ADP securities, holding ADP securities in a margin account, or pledging ADP securities as collateral for a loan. Transactions in ADP securities by our executive officers are executed through a 10b5-1 program.

Corporate Development and Technology Committee

Our corporate development and technology committee oversees risks related to innovation strategy relating to emerging or future technologies, technology capabilities and talent, infrastructure, and as appropriate, corporate development matters.

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee oversees risks associated with board structure and other corporate governance policies and practices, as well as enterprise risk management and environmental, social and governance policies and programs. The committee also oversees the review and approval of any related-person transactions under our Related Persons Transaction Policy.

The Board's Role in Strategy Oversight

Our directors take an active role in the oversight of the company's strategy at both a board and committee level, with management responsible for the execution of our business strategy. In addition to regular performance updates to the board and committees, the company convenes a dedicated strategy and product session each year with the board. This ongoing effort enables the board to focus on company performance over the short, medium and long-term horizons, as well as the quality of operations and industry trends.

Annual Operating Plan and Capital Structure Review

Strategy and Transformation Roadmap

Our board receives updates at each meeting on the company's strategic progress, ongoing transformation and innovation journey.

Executive Sessions

Independent directors also hold regularly scheduled executive sessions without company management present, at which strategy is discussed.

Stockholder Engagement

Members of our board, including our chairs, actively participate in stockholder engagement. Our board also regularly discusses and reviews feedback on strategy from our stockholders and stakeholders.

Strategy & Product

Strategic reviews of operations and industry trends over various time horizons and broad product portfolio review by board with live demos and interaction with key company product developers, programmers, implementation specialists, and sales and marketing teams, providing perspective on the entire life cycle of our key strategic and next-gen solutions.

Operational Site Visits

Board discussions are enriched through ongoing visits to, and meetings with local associates at, ADP locations that are strategically important to our business, such as our One ADP centers of excellence and our Innovation Labs.

The Board's Role in Human Capital Management and Talent Development

As part of its focus on human capital management and tight integration with company strategy, a key responsibility of our board of directors is to ensure that ADP has a strong, performance-driven senior management team in place. In connection with this responsibility, our board of directors oversees the development and retention of senior talent to ensure that an appropriate succession plan is in place for our CEO as well as the members of the company's executive committee that directly support our CEO.

Our compensation and management development committee regularly reviews the bench strength of our senior management talent, including readiness to take on additional leadership roles and developmental opportunities needed to prepare senior leaders for greater responsibilities.

As part of building an inclusive workforce to support a culture of openness and innovation at ADP, our compensation and management development committee also regularly assesses the talent pool of candidates just below the executive committee level to ensure a robust talent pipeline. In parallel, the company shares with other committees of the board, as appropriate, a similar view of the talent pipeline of various functions and businesses within the company. For example, the company annually shares with the corporate development and technology committee our talent acquisition strategy, evolving skill mix, composition and talent pipeline of the company's global product and technology organization.

While our compensation and management development committee has the primary responsibility to develop succession plans for the CEO position, it regularly reports to the board of directors and decisions are made at the board level. In connection with this responsibility for developing managerial succession plans, our board of directors reviews, at least annually, the short, medium and long-term succession plans for the company's senior management, including the CEO.

This annual review also includes a review of the company's broader HCM practices. In addition, our board meets with high-potential executives from ADP's various business units at each regular board meeting, which provides our board with greater, direct exposure to a broader group of pipeline candidates.

Corporate Social Responsibility at ADP

Governance

In a world of constant change, we drive purposeful innovation while staying true to the values our founders built into our DNA — ethics, integrity, and a commitment to doing things right. These values are reflected in our people and products. And, with every interaction, we have an opportunity to make a meaningful impact and help build a better future.

- ADP is the trusted, service-driven, and AI-enabled partner for Human Capital Management – delivering services powered by deep domain expertise, workforce data, and global scale to help organizations manage their most critical workforce functions with precision, compliance, and confidence in the AI era.

Associates

Our long-term business success is closely linked to our commitment to creating a values-based culture where every associate feels like they belong and can thrive.

- Grounded in the core value "Each Person Counts," ADP has a robust strategy to enable the growth, development, and career success of our 67,000 associates across the globe. We optimize personalized, modern learning experiences and outcomes throughout ADP by leveraging technology, data, design and talent to ensure our programs are engaging and accessible to all learners.

Community

Responsibility to the world around us is at the heart of our business. Through the ADP Foundation, we magnify the impact of associate giving to causes that align with our core values and corporate social responsibility focus. We also proudly support our associates who give back to our communities through paid volunteer time off and our donation matching program.

Environment

We run ADP for the long term, which has allowed us to build a strong track record of investing and adapting our operations to improve our resource efficiency and reduce our impact on the environment. We believe that modernizing and streamlining our operations is integral to these efforts and drives efficiency, innovation and ultimately, long-term value creation for all of our stakeholders.

- In 2021, ADP committed to achieve net zero greenhouse gas emissions across Scopes 1, 2 and 3 by 2050. In 2022, ADP committed to reduce its absolute global Scope 1 and 2 GHG emissions by 25.2% by 2025 and by 50% by 2030, each from a 2019 base year.
- Our progress and performance against these targets, due in large part to our ongoing real estate optimization strategy as well as technology upgrades, including consolidation and optimization within our data centers, and the procurement of renewable energy, is described in greater detail on **investors.adp.com**.

Governance

We deliver on our brand promise through a culture that values ethics, compliance and strong governance. Our nominating/corporate governance committee oversees the company's environmental, social and governance-related policies and programs. The committee receives periodic reports and updates from the company's environmental, social and governance officer, who leads internal operating and steering committees overseeing such issues. The nominating/corporate governance committee reports back on these matters to the full board.

Our operating committee, comprised of enterprise-wide senior leaders at ADP, provides a consolidated view of emerging opportunities and risks in these matters. The focus of our steering committee, which is comprised of members of executive management, is to align on related strategy and focus, review and approve recommendations made by the operating committee, and provide guidance on related strategic initiatives. This governance structure keeps the board actively engaged in informed, transparent, and ongoing dialogue about these issues. Our board members have complete and open access to senior members of management.

We invite you to visit **investors.adp.com** to read more about our efforts.

Communications with All Interested Parties

All interested parties who wish to communicate with the board of directors, the audit committee, or the non-management directors, individually or as a group, may do so by sending a detailed letter to Mail Stop #E405, One ADP Boulevard, Roseland, New Jersey 07068, leaving a message for a return call at 973-974-5770 or sending an email to **adp.audit.committee@adp.com**. We will relay any such communication to the non-management director to which such communication is addressed, if applicable, or to the most appropriate committee chair, the non-executive chair of the board, or the full board of directors, unless, in any case, it is outside the scope of matters considered by the board of directors or duplicative of other communications previously forwarded to the board of directors.

Communications to the board of directors, the non-management directors, or to any individual director that relate to the company's accounting, internal accounting controls, or auditing matters are referred to the chair of the audit committee.

Transactions with Related Persons

We have a written "Related Persons Transaction Policy" pursuant to which any transaction between the company and a "related person" in which such related person has a direct or indirect material interest, and where the amount involved exceeds $120,000, must be submitted to our nominating/corporate governance committee for review, approval, or ratification.

A "related person" means a director, executive officer or beneficial holder of more than 5% of the company's outstanding common stock, or any immediate family member of the foregoing, as well as any entity at which any such person is employed, is a partner or principal (or holds a similar position), or is a beneficial owner of a 10% or greater direct or indirect equity interest in that entity. Our directors and executive officers must inform our general counsel at the earliest practicable time of any plan to engage in a potential related person transaction.

This policy requires our nominating/corporate governance committee to be provided with full information concerning the proposed transaction, including the benefits to the company and the related person, any alternative means by which to obtain like benefits, and terms that would prevail in a similar transaction with an unaffiliated third party. In considering whether to approve any such transaction, the nominating/corporate governance committee will consider all relevant factors, including the nature of the interest of the related person in the transaction and whether the transaction may involve a conflict of interest.

Specific types of transactions are excluded from the policy, such as, for example, transactions in which the related person's interest derives solely from his or her service as a director of another entity that is a party to the transaction. The sibling of Brian Michaud, Executive Vice President, Smart Compliance Solutions & Human Resources Outsourcing, is employed as an associate at the company and received total cash compensation for fiscal year 2026 in excess of $120,000.

Insider Trading Policy

Our company maintains an insider trading policy to provide guidelines to all directors, officers, associates and consultants of ADP with respect to trading in ADP securities, as well as the securities of publicly traded companies with whom ADP has a business relationship. The policy prohibits trading by any person while in possession of material non-public information in violation of applicable law and provides for restricted periods and pre-clearance procedures for our directors and officers and certain other specified persons, as well as other related policies and procedures. This prohibition includes the misuse of confidential information in connection with trading in event-based financial instruments on prediction platforms.

Our insider trading policy prohibits all of our directors and employees, including our executive officers, from engaging in any hedging or similar transactions involving ADP securities. The policy also prohibits all of our directors and employees, including our executive officers, from holding ADP securities in a margin account or pledging ADP securities as collateral for a loan. We believe that the insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to ADP.

Availability of Corporate Governance Documents

Our Corporate Governance Principles and Related Persons Transaction Policy may be viewed online on our corporate website at **www.adp.com**. To access these documents, click on “Investors,” then “Governance,” and then “Governance Documents.” Our Code of Business Conduct & Ethics and Code of Ethics for Principal Executive Officer and Senior Financial Officers may also be found here. Our insider trading policy is available online on our corporate website at **www.adp.com**. To access this document, click on “About,” then “Corporate Responsibility,” and then “Ethics.” In addition, these documents are available in print to any stockholder who requests them by writing to Investor Relations at the company’s headquarters.

Compensation Committee Interlocks and Insider Participation

Mses. Katsoudas and Lynch and Messrs. Goeckeler and Powers are the four independent directors who currently sit on the compensation and management development committee. No committee member has ever been an officer of the company. During fiscal year 2026 and as of the date of this proxy statement, no committee member has been an employee of the company or eligible to participate in our employee compensation programs or plans, other than the company’s 2008 and 2018 amended and restated Omnibus Award Plans under which non-employee directors previously received or continue to receive deferred stock units. None of our executive officers have served on the compensation and management development committee or on the board of directors of any entity that employed any of the compensation and management development committee members or directors of the company.

Compensation of Non-Employee Directors

Our nominating/corporate governance committee reviews and evaluates non-employee director compensation on an annual basis to ensure that (i) our directors are compensated appropriately for their substantial time commitment and responsibilities, (ii) the structure and design of the compensation program enables us to attract and retain highly qualified directors who can bring the depth of knowledge, skills and experience required to govern a company of our scale and complexity, and (iii) it is transparent and fosters commonality of interests between board members and our stockholders.

The nominating/corporate governance committee makes recommendations to the board of directors, as appropriate, based on its review, benchmark information from peer companies (which is the same comparator group used for executive compensation benchmarking purposes), input from its external advisor FW Cook, and other relevant considerations. The elements of our non-employee director compensation program are as follows:

Compensation Element	Fiscal Year 2026 Compensation
Director Annual Retainer	■ $240,000 Deferred Stock Units ("DSUs") ■ $130,000 Cash or DSUs
Additional Non-Executive Chair Retainer	■ $100,000 DSUs ■ $100,000 Cash or DSUs
Committee Chair Retainers (Cash, Deferred or DSUs)	■ Audit: $25,000 ■ Compensation and Management Development: $20,000 ■ Nominating/Corporate Governance: $17,500 ■ Corporate Development and Technology: $17,500

Annual Retainers

The annual retainer for non-employee directors is $370,000, $240,000 of which is paid in the form of DSUs and $130,000 of which may, at the election of each director, be paid in cash or in DSUs.

In addition, the chair of our board of directors receives an incremental retainer of $200,000, $100,000 of which is paid in the form of DSUs and $100,000 of which may, at the election of the chair, be paid in cash or in DSUs. This incremental retainer resulted in a total annual retainer of $570,000 for the board leadership role and Mr. Lynch received $570,000 at the time of the 2025 Annual Meeting of Stockholders.

The chair of the audit committee was paid an additional annual retainer of $25,000, the chair of the compensation and management development committee was paid an additional annual retainer of $20,000, and each of the chairs of the nominating/corporate governance committee and corporate development and technology committee was paid an additional annual retainer of $17,500. The additional annual retainer may, at the election of each committee chair, be paid in cash, deferred or paid in DSUs.

Deferral Policy

Pursuant to our amended and restated 2018 Omnibus Award Plan (and previously, under our prior amended and restated 2008 Omnibus Award Plan), each non-employee director is credited with an annual grant of DSUs on the date established by the board for the payment of the annual retainer equal in number to the quotient of the non-elective portion of the retainer ($240,000 for fiscal year 2026 and $340,000 in the case of Mr. Lynch), divided by the closing price of a share of our common stock on the date this amount is credited. The elective portion of the annual retainer is credited in the same manner for directors who elect DSUs. DSUs are fully vested when credited to a director's account. When a dividend is paid on our common stock, each director's account is credited with an amount equal to the cash dividend. When a director ceases to serve on our board, such director will receive a number of shares of common stock equal to the number of DSUs in such director's account and a cash payment equal to the dividend payments accrued, plus interest on the dividend equivalents from the date such dividend equivalents were credited. The interest will be paid with respect to each twelve-month period beginning on November 1 of such period to the date of payment and will be equal to the rate for five-year U.S. Treasury Notes published in The Wall Street Journal® on the first business day of November of each such twelve-month period plus 0.50%. Non-employee directors do not have any voting rights with respect to their DSUs. Other than Ms. Haynesworth and Ms. Keene, all of our non-employee directors chose to receive the entire elective portion of their annual retainers in the form of DSUs during fiscal year 2026.

Role of the Nominating/Corporate Governance Committee

The nominating/corporate governance committee is responsible for reviewing, evaluating, and making recommendations to the board on an annual basis with respect to all aspects of non-employee director compensation. The full board then reviews these recommendations and makes a final determination on the compensation of our non-employee directors. During fiscal year 2026, the nominating/corporate governance committee engaged FW Cook, compensation consultant to the compensation and management development committee, to review the design and competitiveness of our non-employee director compensation program.

Changes to Director Compensation in Fiscal Year 2027

In connection with the annual review discussed above, the board of directors approved (i) an increase to the elective portion of the annual retainer to $135,000 (from $130,000), (ii) an increase to the chair retainer of the compensation and management development committee to $22,500 (from $20,000), and (iii) an increase to the chair retainers of the nominating/corporate governance committee and corporate development and technology committee to $20,000 (from $17,500), each to be effective at the time of the 2026 Annual Meeting of Stockholders. There were no other changes made to the non-employee director compensation program for fiscal year 2027.

Stock Ownership Guidelines

Our stock ownership guidelines are intended to promote ownership in the company's stock by our non-employee directors and to align their financial interests more closely with those of other stockholders of the company. Each non-employee director has a minimum stockholding requirement of our common stock equal to five times his or her annual cash retainer.

Directors who are employees of the company or any of our subsidiaries receive no remuneration for services as a director. The following table shows compensation for our non-employee directors for fiscal year 2026.

Director Compensation Table for Fiscal Year 2026

Name	Fees Earned or Paid in Cash[8] ($)	Stock Awards[9] ($)	All Other Compensation[10] ($)	Total ($)
(a)	(b)	(c)	(g)	(h)
Peter Bisson[1]	$ 147,500	$ 240,000	$ 20,000	$ 407,500
David V. Goeckeler	$ 130,000	$ 240,000	$ 20,000	$ 390,000
Linnie M. Haynesworth	$ 130,000	$ 240,000	$ 0	$ 370,000
John P. Jones[2]	$ 0	$ 0	$ 200,000	$ 200,000
Francine S. Katsoudas	$ 130,000	$ 240,000	$ 20,000	$ 390,000
Nazzic S. Keene[3]	$ 147,500	$ 240,000	$ 20,000	$ 407,500
Karen S. Lynch	$ 130,000	$ 240,000	$ 20,000	$ 390,000
Thomas J. Lynch[4]	$ 230,000	$ 340,000	$ 10,000	$ 580,000
Scott F. Powers[5]	$ 150,000	$ 240,000	$ 0	$ 390,000
William J. Ready[6]	$ 0	$ 0	$ 100,000	$ 100,000
Carlos A. Rodriguez	$ 130,000	$ 240,000	$ 30,000	$ 400,000
Robert H. Swan	$ 130,000	$ 240,000	$ 20,000	$ 390,000
Sandra S. Wijnberg[7]	$ 155,000	$ 240,000	$ 10,000	$ 405,000

(1) As chair of the corporate development and technology committee, Mr. Bisson received a $17,500 annual retainer, which is included in fees earned.

(2) Mr. Jones retired from the board of directors as of the date of the 2025 Annual Meeting of Stockholders.

(3) As chair of the nominating/corporate governance committee, Ms. Keene received a $17,500 annual retainer, which is included in fees earned.

(4) Mr. Lynch is the independent non-executive chair of the board of directors.

(5) As chair of the compensation and management development committee, Mr. Powers received a $20,000 annual retainer, which is included in fees earned.

(6) Mr. Ready retired from the board of directors as of the date of the 2025 Annual Meeting of Stockholders.

(7) As chair of the audit committee, Ms. Wijnberg received a $25,000 annual retainer, which is included in fees earned.

(8) Represents the following, whether received as cash, deferred or received as DSUs: (i) the elective portion of directors' annual retainer and (ii) annual retainers for committee chairs. See footnote 9 below for additional information about DSUs held by directors.

(9) Represents the non-elective portion of the annual retainer required to be credited in DSUs to a director's annual retainer account. Amounts set forth in the Stock Awards column represent the aggregate grant date fair value for fiscal year 2026 as computed in accordance with FASB Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 11 to our audited consolidated financial statements for the fiscal year ended June 30, 2026 included in our annual report on Form 10-K for the fiscal year ended June 30, 2026.

The grant date fair value for each DSU award granted to directors in fiscal year 2026 (including in respect of elective deferrals of amounts otherwise payable in cash), calculated in accordance with FASB ASC Topic 718, is as follows:

Director	Grant Date	Grant Date Fair Value
Peter Bisson	11/12/2025	$387,500
David V. Goeckeler	11/12/2025	$370,000
Linnie M. Haynesworth	11/12/2025	$240,000
Francine S. Katsoudas	11/12/2025	$370,000
Nazzic S. Keene	11/12/2025	$240,000
Karen S. Lynch	11/12/2025	$370,000
Thomas J. Lynch	11/12/2025	$570,000
Scott F. Powers	11/12/2025	$390,000
Carlos Rodriguez	11/12/2025	$370,000
Robert H. Swan	11/12/2025	$370,000
Sandra S. Wijnberg	11/12/2025	$395,000

The aggregate number of outstanding DSUs held by each director at June 30, 2026 is as follows: Mr. Bisson, 22,769; Mr. Goeckeler, 6,662; Ms. Haynesworth, 6,891; Ms. Katsoudas, 11,634; Ms. Keene, 9,702; Ms. Lynch, 1,453; Mr. Lynch, 16,377; Mr. Powers, 14,572; Mr. Rodriguez, 2,632; Mr. Swan, 1,453; and Ms. Wijnberg, 20,505.

(10) For Messrs. Jones and Ready, this amount reflects donations made by the ADP Foundation to charitable organizations of their respective choice in connection with their years of service and contributions as directors of the company. For the other directors, effective through December 31, 2025, reflects matching charitable contributions made by the ADP Foundation in an amount not to exceed $20,000 in a calendar year in respect of any director's charitable contributions for that calendar year. During fiscal year 2026, the matching contributions program calendar was revised to operate on a fiscal year basis (July 1 through June 30), with the annual matching limit unchanged at $20,000. In connection with this transition, a prorated matching limit of $10,000 applied for the stub period from January 1, 2026 through June 30, 2026. As such, amounts may exceed $20,000 because this table reflects matching charitable contributions for the full fiscal year ended June 30, 2026.

Security Ownership of Certain Beneficial Owners and Management

The following table contains information regarding the beneficial ownership of the company's common stock by (i) each director and nominee for director of the company, (ii) each of our named executive officers ("NEOs") included in the Summary Compensation Table, (iii) all company directors and executive officers as a group (including the NEOs) and (iv) all stockholders that are known to the company to be the beneficial owners of more than 5% of the outstanding shares of the company's common stock. Unless otherwise noted in the footnotes following the table, each person listed below has sole voting and investment power over the shares of common stock reflected in the table. Unless otherwise noted in the footnotes following the table, the information in the table is as of August 15, 2026 and the address of each person named is Mail Stop #450, One ADP Boulevard, Roseland, New Jersey, 07068.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent
Peter Bisson	22,769	*
Maria Black	102,151	*
Michael A. Bonarti	95,038	*
Joseph DeSilva	24,482	*
David V. Goeckeler	6,662	*
Peter J. Hadley	14,589	*
Linnie M. Haynesworth	6,891	*
Francine S. Katsoudas	11,634	*
Nazzic S. Keene	9,717	*
David W. Kenny	0	*
Sreeni Kutam	60,255	*
Karen S. Lynch	1,535	*
Thomas J. Lynch	16,987	*
Nancy McKinstry	0	*
Scott F. Powers[2]	16,022	*
Carlos A. Rodriguez[2]	61,463	*
Robert H. Swan[2]	5,187	*
Sandra S. Wijnberg	20,505	*
BlackRock, Inc.[3]	33,324,742	8.10%
Vanguard Capital Management[4]	30,265,513	7.51%
State Street Corporation[5]	20,410,883	5.10%
Directors, director nominees and executive officers as a group 26 persons, including those directors and executive officers named above[6]	599,811	*

Footnotes:

* Indicates less than one percent.

(1) Includes: (i) 24,158 shares that may be acquired upon the exercise of stock options that are exercisable on or prior to October 14, 2026 held by the following executive officers/NEOs: Mr. Bonarti (6,812), Mr. Hadley (5,118), and Mr. Kutam (12,228); and (ii) 70,424 shares subject to stock options held by the executive officers/NEOs as a group. Includes (i) 31,104 shares to be acquired prior to October 14, 2026 in connection with the vesting of restricted stock units ("RSUs") held by the following directors and executive officers/NEOs:

Mr. Rodriguez (2,487), Ms. Black (16,168), Mr. Bonarti (3,643), Mr. DeSilva (3,725), Mr. Hadley (1,748), and Mr. Kutam (3,333); and (ii) 41,270 shares to be acquired in connection with the vesting of RSUs held by the directors and executive officers/NEOs as a group.

Includes: (i) 104,819 shares that were acquired by the following directors and executive officers/NEOs in connection with the vesting of performance-based stock units based on the achievement of certain financial objectives for the fiscal year 2024 through fiscal year 2026 three-year performance period: Mr. Rodriguez (24,922), Ms. Black (44,859), Mr. Bonarti (11,573), Mr. DeSilva (10,903), Mr. Hadley (1,479), and Mr. Kutam (11,083); and (ii) 126,699 such shares acquired by the directors and executive officers/NEOs as a group.

Includes shares issuable upon settlement of deferred stock units held by non-employee directors as follows: Mr. Bisson (22,769), Mr. Goeckeler (6,662), Ms. Haynesworth (6,891), Ms. Katsoudas (11,634), Ms. Keene (9,702), Ms. Lynch (1,453), Mr. Lynch (16,377), Mr. Powers (14,572), Mr. Rodriguez (2,632), Mr. Swan (1,453) and Ms. Wijnberg (20,505). Our directors do not have any voting rights with respect to these deferred stock units.

(2) In the case of Mr. Powers, includes 1,450 shares held in trust. In the case of Mr. Rodriguez, includes 13,813 held in trust. In the case of Mr. Swan, includes 115 shares in trust.

(3) Information is furnished in reliance on the Schedule 13G/A of BlackRock, Inc. ("BlackRock") filed on January 25, 2024. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001. BlackRock has sole dispositive power over 33,324,742 shares. BlackRock has sole voting power over 30,088,368 and no voting power over 3,236,374 shares. The 33,324,742 shares reported are owned, directly or indirectly, by BlackRock Life Limited, BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Asset Management Deutschland AG, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited, and BlackRock Fund Managers Ltd.

(4) Information is furnished in reliance on the Schedule 13G of Vanguard Capital Management ("Vanguard") filed on April 29, 2026. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355. Vanguard shares dispositive power over no shares and has sole dispositive power over 30,265,513 shares. Vanguard has sole voting power over 4,114,815 shares, shared voting power over no shares and no voting power over 26,150,698 shares. The 30,265,513 shares reported are beneficially owned, or deemed to be beneficially owned, by Vanguard Capital Management LLC and the following affiliates of Vanguard Capital Management LLC or business divisions of such affiliates: Vanguard Asset Management Limited, Vanguard Fiduciary Trust Company, Vanguard Global Advisers, LLC and Vanguard Investments Australia Ltd.

(5) Information is furnished in reliance on the Schedule 13G of State Street Corporation ("State Street") filed on August 7, 2026. The address of State Street is One Congress Street, Suite 1, Boston, MA 02114. State Street shares dispositive power over 20,389,160 shares and has sole dispositive power over no shares. State Street has sole voting power over no shares, shared voting power over 12,817,993 shares and no voting power over 7,592,890 shares.

(6) Includes 15,378 shares held in trust.

Equity Compensation Plan Information

The following table sets forth information as of June 30, 2026, regarding compensation plans under which the company's equity securities are authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column(a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	3,017,318[(1)]	$163.48	24,730,696[(2)]
Equity compensation plans not approved by stockholders	0	$ —	0
Total	3,017,318	$163.48	24,730,696

Footnotes:

(1) This amount includes outstanding awards under our amended and restated 2008 Omnibus Award Plan ("Prior Plan") and amended and restated 2018 Omnibus Award Plan ("2018 Omnibus Award Plan"). Includes (i) 902,717 shares issuable under our performance-based stock unit ("PSU") program in settlement of PSUs outstanding as of June 30, 2026 (based on actual performance and accrued dividend equivalents for performance periods ending on or prior to June 30, 2026, and assuming maximum performance for performance periods not yet completed), (ii) 4,117 shares issuable pursuant to deferred restricted stock units issued prior to June 30, 2026, (iii) 114,650 shares issuable upon settlement of deferred stock units ("DSUs") held by our non-employee directors as of June 30, 2026, and (iv) 1,160,090 shares issuable in settlement of restricted stock units outstanding as of June 30, 2026. The remaining balance consists of 835,744 outstanding employee stock options. Weighted average exercise price shown in column (b) of this table does not take into account PSUs, deferred restricted stock units, DSUs or restricted stock units.

(2) The 2018 Omnibus Award Plan, which was approved by stockholders on November 6, 2018, is the only equity compensation plan under which ADP currently grants equity awards. Includes 20,390,004 shares available for future issuance under the 2018 Omnibus Award Plan and 4,340,692 shares of common stock remaining available for future issuance under the Employees' Savings-Stock Purchase Plan, each as of June 30, 2026. Approximately 144,901 shares of common stock were subject to purchase as of June 30, 2026, under the Employees' Savings-Stock Purchase Plan. If any award granted under the 2018 Omnibus Award Plan or the Prior Plan expires, terminates, is canceled or is forfeited without being settled or exercised, shares of our common stock subject to such award will be made available for future grant under the 2018 Omnibus Award Plan. In addition, if shares issuable upon vesting or settlement of an award under the 2018 Omnibus Award Plan or the Prior Plan are withheld by the company, or if shares owned by a participant are surrendered or tendered to the company, in payment of taxes required to be withheld in respect of the award (other than an award of options or stock appreciation rights), such shares will be made available for future grant under the 2018 Omnibus Award Plan. Unless cash-settled, any equity grant made under our 2018 Omnibus Award Plan reduces the authorized share reserve on a one-for-one basis.

2 Advisory Vote on Executive Compensation

✓ The board of directors recommends that the stockholders vote **FOR** the approval of the advisory resolution on executive compensation.

We are asking stockholders to approve the following advisory resolution at the Annual Meeting:

> RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure in the company's proxy statement for the 2026 Annual Meeting of Stockholders.

The board of directors recommends a vote **FOR** this resolution because it believes that the policies and practices described in the Compensation Discussion and Analysis are effective in achieving the company's goals of linking pay to executive performance and levels of responsibility, encouraging our executive officers to remain focused on both short-term and long-term goals of the company, and aligning the interests of our executive officers with the interests of our stockholders by linking executive performance to stockholder value.

We urge stockholders to read the Compensation Discussion and Analysis section appearing on pages 37 through 55 of this proxy statement, as well as the "Summary Compensation Table For Fiscal Year 2026" and related compensation tables and narrative appearing on pages 57 through 74 of this proxy statement, which provide detailed information on the company's compensation policies and practices and the compensation of our named executive officers.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to approve the advisory resolution on executive compensation. Properly executed proxies will be voted as marked. Executed but unmarked proxies will be voted in favor of the advisory resolution on executive compensation. Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any named executive officer and will not be binding on or overrule any decisions by the compensation and management development committee or the board of directors.

Because we value our stockholders' views, however, the compensation and management development committee and the board of directors will consider carefully the results of this advisory vote when formulating future executive compensation policy.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis, or "CD&A," section of this proxy statement discusses the material elements of our fiscal year 2026 executive compensation programs for the following persons, who are our named executive officers, or "NEOs:"

Name	Title
Maria Black	President and Chief Executive Officer
Peter J. Hadley	Chief Financial Officer
Michael A. Bonarti	Chief Administrative Officer
Joseph DeSilva	Executive Vice President ("EVP"), North America and Chief of Operations
Sreeni Kutam	President, Global Product & Innovation

The CD&A also provides an overview of our executive compensation philosophy and explains how the compensation and management development committee of our board of directors (the "committee") arrives at specific compensation decisions involving the NEOs. In addition, the CD&A explains how our executive compensation programs are designed and operate with respect to our NEOs by discussing the following fundamental aspects of our compensation programs:

- ✓ compensation principles
- ✓ cash compensation
- ✓ long-term incentive compensation
- ✓ other compensation components and considerations (including retirement benefits and deferred compensation)

Executive Summary

Stockholder Support for our Compensation Programs

The committee continuously evaluates the degree to which our compensation programs link pay to performance and support the evolution of objectives that underpin our strategy and the related implication for human capital planning. In particular, the committee takes steps to ensure that the programs encourage our executive officers to remain focused on both the short-term and long-term goals of the company and that the metrics included in both our annual and long-term incentive compensation plans complement each other to create a balanced focus on year-over-year improvement and sustainable long-term value creation. Each year the committee sets rigorous and challenging performance targets aligned to these company goals. We continue to believe that growth in revenue (including and excluding zero-margin benefits pass-throughs), new business bookings, adjusted earnings before interest and taxes ("EBIT") and adjusted net income (each as defined on page 40), are the most important measures of the successful execution of our objectives and the delivery of sustainable long-term stockholder value. We also believe that our strategic objectives (set forth on pages 48 and 49) are important leading indicators of the company's progress, long-term value, and future success, and reflect our commitment to delivering a more human, simple and sustainable business process for all of those we serve.

At our 2025 Annual Meeting of Stockholders, our stockholders approved the compensation of our fiscal year 2025 NEOs by a vote of approximately 91%, reflecting a strong support level consistent with the 2024 result of approximately 90%. Our committee, with input from the independent compensation consultant, considered the vote results, stockholder feedback (as discussed on page xi) and other facts and data referenced in this CD&A to retain the basic foundation of our overall compensation program during fiscal year 2026 as the committee believes the program continues to support and drive the right management behavior, retain key talent and align to the interests of our stockholders.

Fiscal Year 2026 Business Highlights

Our Strategic Priorities. As AI continues to reshape work, organizations face growing complexity across payroll, compliance, workforce administration and talent management. Our unique combination of AI-enabled capabilities, workforce data, and decades of domain expertise positions ADP to capture long-term growth opportunities in a rapidly evolving HCM market. We remain focused on our core growth areas and further enhancing our market position by executing against our three strategic priorities:

Our Strategic Priorities

Lead with best-in-class **HCM Technology**	Provide unmatched **Expertise and Outsourcing**	Benefit our clients with our **Global Scale**

Fiscal year 2026 reflected continued strength, growth, and momentum at ADP:

Highlights

$21.9 billion
in revenue

Over 1.1 million
clients globally

Over 42 million
workers paid across 140+ countries and territories

Employer Services new business bookings increased
6% to a new record of $2.2 billion
and worldwide new business bookings increased 5.6%

10%
earnings per share growth to **$10.94** for the year

Strong Employer Services client retention of
92.1%

Reached new,
all-time high company-wide client satisfaction levels

Stockholder Friendly Actions

$4.7 billion in cash returned to stockholders	**51** consecutive years of dividend increases	**$2.6 billion** dividends	**$2.1 billion** share repurchases

Strategic Execution

Continued to **lead with best-in-class HCM technology** by embedding AI into the very core of how we orchestrate, govern and execute HR and pay processes. We have increasingly embedded ADP Assist throughout our products, delivering meaningful time savings and improved accuracy for our clients. We steadily expanded the availability of ADP Assist agents across our payroll, benefits, HR, and compliance solutions, making AI-powered HCM agents accessible to nearly all of our more than 1.1 million clients. We also further expanded our AI ecosystem with the launch of a dedicated space within ADP Marketplace for carefully selected AI agents from our partner companies, with all agents aligned with ADP's principles on safe and responsible AI.

Continued to **lean into our unmatched expertise** by pairing AI-driven efficiency with expert human judgment across our sales, service, and research and development functions to improve the client experience and drive internal productivity gains. Our AI-infused platform, The Zone, is transforming how client-facing teams engage and support clients.

Continued to **leverage our global scale** by providing compliant HCM solutions, local expertise, and trusted relationships wherever our clients operate, while maintaining the accuracy, compliance, and trust our clients depend on. We drove strong enterprise sales momentum for ADP Lyric HCM and the ADP WorkForce Suite, as our unified global payroll, global HR, and global time solutions continued to resonate with clients.

As a global leader in HR and payroll solutions, ADP brings 77 years of hands-on experience with HR processes, workflows, exceptions, and regulatory complexity to the workforce infrastructure that makes business possible, whether you're a Fortune 500 company or a small local business. Our industry-leading data, global scale and reach, and deep domain expertise shape our trusted service model and are at the core of our relationship with each one of our 1.1 million clients across over 140 countries and territories. Together, these structural advantages allow us to solve our clients' challenges with HCM solutions that reduce friction, deliver smart insights to drive decisions, and ultimately empower people and elevate their judgment.

In this context, fiscal year 2026 was another year of strong performance for ADP as we continued to execute with discipline, invest for the future, and deliver durable value to our stockholders, clients, and associates. Strong revenue and earnings growth, balanced with solid margin performance, drove diluted earnings per share ("EPS") growth of 10%. New business bookings and client satisfaction also reached new record levels. Overall, our fiscal year 2026 results, together with our focus on sound capital allocation, further strengthened our business model, driving high levels of recurring revenue, strong operating cash flow, and a solid balance sheet.

Our capital deployment priorities remain unchanged – leverage the strength of our business model to reinforce our competitive position through strategic reinvestment. We believe that balancing investments in innovation, including advancements in digital capabilities, service delivery, and AI, will further strengthen our market-leading offerings. We supplement these investments through a disciplined approach to M&A. We complement our focus on delivering revenue growth and driving productivity with a commitment to return excess cash to stockholders through dividends and disciplined share buybacks.

As we look ahead to fiscal year 2027 and beyond, we remain focused on delivering healthy returns to our stockholders through strong revenue growth and margin expansion while continuing to maintain disciplined execution, invest in innovation that drives real-world outcomes, and serve as the trusted partner our clients can rely on.

2026 Incentive Compensation Performance Metrics

Our financial performance impacted the compensation of our executive officers in several ways, most notably through our annual cash bonus plan and performance-based stock unit ("PSU") program.

Performance for all metrics, including the strategic objectives under the annual cash bonus plan, are formulaically measured, based on predetermined and objectively quantifiable goals. Targets and results for our financial metrics exclude the impact of certain limited items pursuant to predetermined categories of adjustments established by the committee at the time that targets were set.

Annual Cash Bonus Plan. The committee's determination of incentive compensation under our annual cash bonus plan for our executive officers, including our NEOs, was based on fiscal year 2026 revenue growth, new business bookings growth, and adjusted EBIT growth as well as strategic objectives.

These fiscal year 2026 goals were established consistent with the committee's long-standing methodology in setting such goals and as such, align to the financial earnings guidance the company communicated in July 2025 for fiscal year 2026 and reflect ADP's expectations and assumptions at that time.

Details with regard to strategic objectives are provided on page 48 and the financial goals and performance results are summarized below. Each bonus measure below is expressed as a percentage-based growth goal, thus requiring correspondingly higher levels of absolute year-over-year performance delivery. For fiscal year 2026, our NEOs received cash bonuses at 115.5% of target.

Annual Cash Bonus Plan Measures	Plan Targets	Plan Results
Revenue Growth	6.0%	6.7%, excluding the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target
New Business Bookings Growth(1)	6.8%	5.6%
Adjusted EBIT Growth(2)	8.6%	10.2%, excluding the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target

(1) For fiscal year 2026, our new business bookings definition includes annualized recurring revenues anticipated from sales orders to new and existing clients for Employer Services and Professional Employer Organization ("PEO") Services. It excludes revenue that is one-time in nature and zero-margin benefits pass-throughs.

(2) Our adjusted EBIT measure excludes the impact of taxes, certain interest expense, certain interest income, and certain other items. We continue to include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. Refer to the table in Appendix A for a reconciliation from net earnings to adjusted EBIT for fiscal years 2026 and 2025.

Long-Term Incentive Program. Performance incentive compensation under our PSU program was based on the achievement of adjusted net income growth (67% weight) and revenue excluding zero-margin benefits pass-throughs ("revenue ex-ZMPT") growth (33% weight) for fiscal year 2026. PSU awards are also subject to a relative total shareholder return ("rTSR") metric that may modify the final payout (by +/-20%) at the end of the respective full three-year period based on our performance as compared to the S&P 500. Targets and results exclude the impact of certain limited items pursuant to predetermined categories of adjustments established by the committee at the time the targets were set. For more information on the application of these performance metrics, see "Long-Term Incentive Compensation Programs" in this CD&A.

These financial goals for the PSU awards granted in fiscal year 2026 were established consistent with the committee's long-standing methodology in setting such goals and as such, align to the financial earnings guidance the company communicated in July 2025 for fiscal year 2026 and reflect ADP's expectations and assumptions at that time. Each PSU measure below is expressed as a percentage-based growth goal, thus requiring correspondingly higher levels of absolute year-over-year performance delivery.

PSU Program Measures	Program Targets	Program Results
Adjusted Net Income Growth(1)	8.3%	10.1%, excluding the impacts of: ■ Foreign currency fluctuations in excess of the fluctuations assumed in the target ■ First-year impact of business acquisitions
Revenue ex-ZMPT Growth(2)	5.7%	6.6%, excluding the impacts of: ■ Foreign currency fluctuations in excess of the fluctuations assumed in the target ■ First-year impact of business acquisitions

(1) Our adjusted net income measure excludes the impact of certain one-time charges and benefits reflecting specific items that are not fundamental to our underlying business operations. Refer to the table in Appendix A for further detail on these items and a reconciliation from net earnings to adjusted net income for fiscal years 2026 and 2025.

(2) Our revenue ex-ZMPT measure is a consolidated revenue growth measure that excludes the impact of zero-margin benefits pass-throughs. Importantly, the PSU revenue metric is not duplicative of the annual cash bonus plan revenue metric due to the exclusion of zero-margin benefits pass-throughs. Refer to the table in Appendix A for further detail on this item and a reconciliation from consolidated revenue to revenue ex-ZMPT for fiscal years 2026 and 2025.

A payout percentage of 125.5% was achieved under our PSU program as a result of our fiscal year 2026 adjusted net income growth and revenue ex-ZMPT growth. The payout percentage of 125.5% applies to year 1 of the fiscal year 2026 award, year 2 of the fiscal year 2025 award, and year 3 of the fiscal year 2024 award. In addition, the three-year rTSR performance period for the fiscal year 2024 PSU award concluded at the end of fiscal year 2026, with a final modifier performance achievement of 89.1% based on our TSR percentile rank of 36.3 relative to the S&P 500 (the fiscal year 2026 and 2025 awards remain subject to final adjustment based on rTSR performance over the respective three-year performance periods).

As described in the table below, the financial metric payout percentages achieved for each of the individual three fiscal years in the applicable performance period are averaged to obtain the award level earned as a percentage of target. The three-year financial metric average is then subject to adjustment based on achievement of the three-year rTSR modifier, in order to determine the final award payout percentage of target. Based on this methodology, the fiscal year 2024 PSU award granted in September 2023 achieved a final payout of 109.4%, as summarized below.

PSU Award	Financial Metric Annual Achievement Percentage			Three-Year Financial Metric Average	Three-Year rTSR Modifier	Award Payout	Payout Date
	Year 1	Year 2	Year 3				
FY’24	111%	132%	125.5%	122.8%	89.1%	109.4%	September 2026
FY’25	132%	125.5%	TBD	TBD	TBD	TBD	September 2027
FY’26	125.5%	TBD	TBD	TBD	TBD	TBD	September 2028

Elements of Compensation

The committee determines the compensation of our chief executive officer and all other executive officers. When making decisions related to officers, including the NEOs (other than our chief executive officer), the committee considers recommendations from the chief executive officer as well as guidance from its independent compensation consultant. When making decisions related to our chief executive officer, the committee considers guidance from its independent compensation consultant. The following table summarizes the major elements of our fiscal year 2026 executive officer compensation programs.

Compensation Element	Objectives	Key Characteristics
Base Salary	To provide a fixed amount for performing the duties and responsibilities of the position	Determined based on overall performance, level of responsibility, competitive compensation data and comparison to other company executives
Annual Cash Bonus	To motivate executive officers to achieve key financial and non-financial performance goals	Payment based on achievement of company-wide and business unit financial measures and strategic performance goals
Performance-Based Stock Unit (“PSU”) Awards	To motivate executive officers to achieve certain longer-term goals and create long-term alignment with stockholders	Awards based on target growth in adjusted net income and revenue ex-ZMPT, with earned shares issued following applicable performance period, subject to a relative TSR modifier
Time-Based Restricted Stock Unit (“RSU”) Awards	To attract and retain executive officers	Granted annually and vesting ratably over three years. May also be awarded on a limited, non-recurring basis to attract and recruit new talent and for long-term retention of critical executives, as well as part of management succession planning

The graphs that follow illustrate the alignment between company performance and the incentive compensation paid to Ms. Black, our chief executive officer, for fiscal year 2026. In the case of PSUs, the table reflects a payout of 122.8% based on the average of the financial metric annual achievement percentages of 111%, 132%, and 125.5% (as a result of adjusted net income growth and revenue ex-ZMPT growth) for the three-year performance period comprised of fiscal years 2024, 2025 and 2026, respectively, and application of the three-year rTSR modifier achievement of 89.1%.


Company Performance vs. Goals
6.0%
6.7%
6.8%
5.6%
8.6%
10.2%
8.3%
10.1%
5.7%
6.6%
Revenue Growth
New Business Bookings Growth
Adjusted EBIT Growth
Adjusted Net Income Growth
Revenue ex-ZMPT Growth
Target
Actual


CEO Incentive Compensation
100.0%
115.5%
100.0%
109.4%
Annual Incentive (Bonus)
Long-Term Incentive (PSUs)
Target
Actual


Fiscal Year 2024 PSU Award
rTSR Modifier Performance vs S&P 500
>=75th Percentile
120%
50th Percentile
100%
36.3 Percentile
89.1%
Actual Result
<=25th Percentile
0%

The following is a summary of fiscal year 2026 total target direct compensation for our NEOs:

Named Executive Officer (NEO)	Base Salary	Target Annual Bonus	Target PSUs[(1)]	RSUs[(1)]	Total
Ms. Black	$1,267,000	$2,534,000	$17,331,750	$5,777,250	$26,910,000
Mr. Hadley	$ 650,000	$ 975,000	$ 3,656,250	$1,218,750	$ 6,500,000
Mr. Bonarti	$ 678,500	$1,017,750	$ 3,482,250	$1,160,750	$ 6,339,250
Mr. DeSilva	$ 672,800	$1,009,200	$ 3,538,500	$1,179,500	$ 6,400,000
Mr. Kutam	$ 598,000	$ 897,000	$ 3,603,000	$1,201,000	$ 6,299,000

(1) Equity amounts reflect the target grant values for fiscal year 2026. For PSUs, these amounts vary from the totals disclosed in the "Summary Compensation Table for Fiscal Year 2026" on page 57 of this proxy statement, which reflect the grant date fair value, calculated in accordance with FASB ASC Topic 718, for the performance year in which performance targets are set. Accordingly, the amounts for PSU awards in the Summary Compensation Table represent the grant date fair value of the first, second and third tranche of the target awards that were granted in fiscal years 2026, 2025 and 2024, respectively.

Good Governance and Best Practices

We are committed to ensuring that our compensation programs reflect principles of good governance.

What we do

- ✔ ***Pay for performance:*** We design our compensation programs to link pay to performance and levels of responsibility, to encourage our executive officers to remain focused on both the short-term and long-term goals of the company and to link executive performance to stockholder value.
- ✔ ***Annual say-on-pay vote:*** We hold an advisory say-on-pay vote to approve our NEO compensation on an annual basis.
- ✔ ***Clawback policy:*** We maintain a rigorous Clawback Policy which exceeds Nasdaq listing requirements and allows for the recovery of both cash and equity incentive compensation from any current or former corporate officer (including any executive officer) who engages in any activity that is in conflict with or adverse to ADP's interests, including fraud.
- ✔ ***Stock ownership guidelines:*** We maintain stock ownership guidelines to encourage equity ownership by our executive officers. The stock ownership guideline for Ms. Black is six times base salary. The other NEOs have a stock ownership guideline of three times base salary. Executive officers whose ownership levels are below target ownership levels are required to retain as shares of common stock at least 75% of post-tax net gains on stock option exercises, and 75% of shares (net of taxes) received upon vesting of RSUs or received under our PSU program.
- ✔ ***Limited perquisites:*** We provide limited perquisites that are viewed as consistent with our overall compensation philosophy.
- ✔ ***Double trigger change in control payments:*** Our Change in Control Severance Plan for Corporate Officers includes "double-trigger" provisions, such that payments of cash and vesting of equity awards occur only if termination of employment without cause or with good reason occurs during the two-year period after a change in control.
- ✔ ***Independence of our compensation and management development committee and advisor:*** The compensation and management development committee of our board of directors, which is comprised solely of independent directors, utilizes the services of FW Cook as an independent compensation consultant. FW Cook reports to the committee, does not perform any other services for the company other than in connection with an annual review of competitive director compensation for the nominating/corporate governance committee of our board of directors, and has no economic or other ties to the company or the management team that could compromise their independence and objectivity.
- ✔ ***Equity plan best practices:*** Our 2018 Omnibus Award Plan, approved by stockholders in November 2018, incorporates certain governance best practices, including a minimum vesting period of one-year (with certain limited exceptions), a minimum 100% fair market value exercise price (except for substitute awards from an acquired or merged company), no "liberal share recycling" of stock options or stock appreciation rights and no "liberal" change in control definition.
- ✔ ***Stockholder engagement:*** As described under "Fiscal Year 2026 Stockholder Engagement" on page xi of this proxy statement, our investor engagement program promotes an active dialogue with our largest stockholders on a range of topics related to our strategy, corporate governance and executive compensation programs.

What we don't do

- ✖ ***No-hedging policy:*** We prohibit all of our directors and employees, including our executive officers, from engaging in any hedging or similar transactions involving ADP securities.
- ✖ ***No-pledging policy:*** We prohibit all of our directors and employees, including our executive officers, from holding ADP securities in a margin account or pledging ADP securities as collateral for a loan.
- ✖ ***No repricing of underwater stock options without stockholder approval:*** We may not lower the exercise price of any outstanding stock options or otherwise provide economic value to the holders of underwater stock options in exchange for the forfeiture of such awards without stockholder approval.
- ✖ ***No discount stock options:*** The exercise price of our stock options is not less than 100% of the fair market value of our common stock on the date of grant.
- ✖ ***No IRC Section 280G or 409A tax gross-ups:*** We do not provide tax gross-ups under our change in control provisions or deferred compensation programs.
- ✖ ***No current dividends on unearned PSUs:*** We do not pay dividends in respect of unearned PSUs; rather, dividend equivalents are accrued over the applicable performance period and are paid only if the units are earned and shares are issued at the end of the performance period.

Looking Forward

For fiscal year 2027, we updated the annual cash bonus plan to introduce AI-centric strategic measures that are fundamental to our business strategy and further increased the weight of the client revenue retention measure. As a result of these updates, the fiscal year 2027 annual cash bonus plan includes an 80% weight on financial objectives and a 20% weight on strategic objectives. More information will be provided in our proxy statement for fiscal year 2027. For more information on the bonus plan and measurements used for fiscal year 2026, see "Annual Cash Bonus" and "NEOs' Fiscal Year 2026 Bonuses" in this CD&A.

Compensation Principles

We believe that compensation should be designed to create a direct link between performance and stockholder value. Five principles that guide our decisions involving executive compensation are that compensation should be:

1	based on (i) the overall performance of the company, (ii) the performance of each executive's business unit when applicable and (iii) each executive's individual performance
2	closely aligned with the short-term and long-term objectives that build sustainable long-term stockholder value
3	competitive, in order to attract and retain executives critical to our long-term success
4	consistent with high standards of corporate governance and best practices
5	designed to dampen the incentive for executives to take excessive risks or to behave in ways that are inconsistent with the company's strategic planning processes and high ethical standards

Our compensation programs are designed so that target pay reflects relative levels of responsibility among our key executives, and such that the proportion of pay tied to operating performance and changes in stockholder value varies directly with the level of responsibility and accountability to stockholders. We assign all executives to pay grades by comparing their position-specific duties and responsibilities with market data and our internal management structure. Each pay grade has ranges for base salaries, total annual cash compensation and annual equity grants based on market competitive levels. Executives are positioned within these ranges based on a variety of factors, most notably their experience and skill set and their performance over time.

We design our performance-based compensation so that actual, realized compensation will vary relative to the target award opportunity based on performance. As such, actual compensation amounts may be above or below targeted levels depending on the overall performance of the company, performance of a business unit and achievement of performance goals that support our strategy. We have adopted this compensation design to provide meaningful incentives for our key executives to achieve desired results. We also believe that it is important for our executive officers to have an ongoing long-term investment in the company as outlined on page 55 of this proxy statement under "Stock Ownership Guidelines."

We have a clear strategy to maximize sustainable long-term stockholder value that includes balancing growth, profitability and risk, with clear financial goals that allow us to continue to innovate technologically and expand globally. Each year the committee sets rigorous and challenging performance measures aligned to these objectives. We continue to believe that growth in revenue (including and excluding ZMPT), new business bookings, adjusted EBIT and adjusted net income are the most important measures of the successful execution of our objectives and the delivery of sustainable long-term stockholder value.

In fiscal year 2026, we continued to engage with our investor community to discuss the company's strategic priorities. We contacted stockholders representing nearly half our shares outstanding and we discussed our strategy, corporate governance and executive compensation programs with stockholders representing over 30% of our shares outstanding.

To date, the feedback from these engagements has been very positive. While we do receive certain institution-specific observations of pay practices from time to time, we observed that these investors are broadly supportive of the linkage of our performance measures to our executive compensation programs. As described under "Fiscal Year 2026 Stockholder Engagement" on page xi of this proxy statement, we continue to engage with our stockholders on our executive compensation programs and we look forward to maintaining this ongoing dialogue as well as incorporating feedback into our plans as appropriate.

Growth in revenue, adjusted EBIT and new business bookings are important performance measures in annual cash bonus determinations, and adjusted net income and revenue ex-ZMPT are used to determine the number of shares earned in a performance period under our PSU program, which is also subject to a relative total shareholder return ("rTSR") modifier. All of these performance criteria were chosen for the variable incentive plans because they focus our executive officers on the company's long-term goals of increasing the growth and profitability of our business, which are the key drivers of sustainable increases in stockholder value.

Consistent with our pay-for-performance philosophy, our NEOs' compensation is structured with a significant portion of their total compensation at risk. This at-risk compensation includes long-term incentive awards, which are paid based on the performance of the company as a whole, and annual cash bonuses, which are paid on the basis of the bonus objectives established by the committee as described below under "Fiscal Year 2026 Target Bonus Objectives."

The mix of target total direct compensation (base salary, cash bonus and long-term incentive awards) for fiscal year 2026 was designed to deliver the following approximate proportions of total compensation to Ms. Black, our chief executive officer, and the other NEOs if company and individual target levels of performance are achieved. The target pay mix below reflects the PSU target award based on the three-year target opportunity. Ms. Black's higher proportion of at-risk compensation reflects her greater responsibility for overall company performance.

CEO


5%
9%
86%
Base Salary
Annual Cash Bonus
LTI

Other NEOs


10%
15%
75%
Base Salary
Annual Cash Bonus
LTI

Compensation Consultant

The committee has engaged FW Cook to provide assistance with the design of our compensation programs, the development of comparative market-based compensation data, and the determination of target compensation awards for the chief executive officer. The specific matters on which FW Cook provided advice in fiscal year 2026 were the market trends and regulatory developments in executive compensation and the design of executive compensation programs and practices, including the changes to the pay levels of the chief executive officer, as well as reviewing long-term incentive guidelines for all eligible levels. In June 2025, FW Cook delivered to our committee the results of a competitive assessment of compensation for use in determining fiscal year 2026 target compensation for our chief executive officer Ms. Black. FW Cook also examined the mix of proposed PSU awards and RSU grants for our NEOs for fiscal year 2026 and confirmed that the proposals for the NEOs were reasonable and appropriate, given the company's size and structure. In addition, in January 2026, FW Cook reviewed the company's executive compensation peer group and one company was removed following its acquisition in May 2025. This change is described under "Fiscal Year 2027 Peer Group" below.

As part of its ongoing support to the committee, FW Cook also reviews executive compensation disclosures (including this CD&A), reviews and provides comments on changes to the committee's charter, advises on emerging trends and the implications of regulatory and governance developments, and reviews and provides commentary on materials and proposals prepared by management that are presented at the committee's meetings. In addition, our nominating/corporate governance committee engaged FW Cook to review the design and competitiveness of our non-employee director compensation program.

The committee determined that the work of FW Cook did not raise any conflicts of interest in fiscal year 2026. In making this assessment, the committee considered the independence factors enumerated in Rule 10C-1(b) under the Securities Exchange Act of 1934, as amended, and applicable Nasdaq listing standards, including the level of fees received from the company as a percentage of FW Cook's total revenue, the policies and procedures employed by FW Cook to prevent conflicts of interest, the fact that FW Cook does not provide any other services to the company (other than the director compensation program review), and whether the individual FW Cook advisors to the committee own any stock of the company or have any business or personal relationships with members of the committee or our executive officers.

Compensation Review and Determination

ADP uses a customized peer group to benchmark our executive officers' pay levels and our financial performance in connection with pay-for-performance evaluations, as well as our practices concerning equity compensation and other executive compensation programs. The customized peer group was developed with assistance from FW Cook based upon the following criteria: comparable business model, company size, executive talent sources, competition for investor capital, companies considered by our investors to be our peers, and overall reasonableness. In connection with its annual review of the company's executive compensation peer group in January 2025, the committee determined that the existing 17-company peer group reflected below remained appropriate for fiscal year 2026.

Fiscal Year 2026 Compensation Peer Group (with ticker symbol)

Accenture plc (ACN)	eBay Inc. (EBAY)	Mastercard Incorporated (MA)
Adobe (ADBE)	Fidelity National Information Services, Inc. (FIS)	PayPal Holdings, Inc. (PYPL)
Aon plc (AON)	Fiserv, Inc. (FISV)	Salesforce, Inc. (CRM)
CGI Inc. (GIB)	Intuit Inc. (INTU)	TE Connectivity Ltd. (TEL)
Cognizant Technology Solutions Corp. (CTSH)	Leidos Holding, Inc. (LDOS)	Visa Inc. (V)
Discover Financial Services (DFS)(1)	Marsh & McLennan Companies, Inc. (MRSH)	

(1) Effective May 18, 2025, Discover Financial Services was acquired by Capital One Financial Corporation.

In benchmarking the total cash and long-term incentive compensation for the NEOs, the committee reviewed the market compensation data from the customized peer group at its June 2025 meeting. The committee considered that, compared with the peer group, the company compares at the 51st and 64th percentiles, respectively, regarding revenue and market capitalization. Based on the four most recently reported quarters as of April 30, 2025, revenue among companies in the peer group ranged from approximately $10.2 billion to $67.2 billion, and market capitalization ranged from approximately $18.8 billion to $648.5 billion.

The committee also considered third-party survey data (including the Radford McLagan Compensation Database, the Willis Towers Watson® U.S. General Industry Executive Database, and the Equilar Inc.® Top 25 Database) as reference points to understand general industry compensation practices.

The committee examines compensation summaries detailing the amounts and mix of base salary, cash bonus, and long-term equity incentives for each of our NEOs, which compare the amounts and mix to competitive compensation practices. We generally target base salary, annual cash bonus and long-term equity incentives at the median of competitive compensation levels, but we will set individual executive targets above or below the median when warranted in the judgment of the committee.

The degree to which target compensation for an executive ranges above or below the median competitive rate is primarily based on each executive's skill set and experience relative to market peers. Executives who are new in their roles and therefore less experienced than market peers are typically positioned lower in the range, whereas executives with more experience in their roles may be positioned higher in the range. At the time fiscal year 2026 compensation decisions were approved by the committee, the competitive positioning of Ms. Black's target compensation was set slightly above the median of our customized peer group.

Fiscal Year 2027 Peer Group

In January 2026, in connection with its annual review of the company's peer group, the committee approved the removal of Discover Financial Services due to its acquisition by Capital One Financial Corporation in May 2025. No other changes were made, as the remaining 16-company peer group was determined to be appropriate based on the peer group selection criteria noted in "Compensation Review and Determination" in this CD&A.

Differences in Compensation of Our NEOs

The committee approved the pay mix for our chief executive officer, which is designed to be competitive when measured against the pay packages of other chief executive officers as indicated by the compensation study.

We have found that due to the broad responsibilities and the experience required for the chief executive officer position, compensation for chief executive officers in public companies that are similar in size to ours is significantly higher than compensation for their other NEOs.

When determining the compensation level for each of our executive officers, the committee reviews each individual compensation element based on the previous year's level, as well as how the proposed level of that individual compensation element for each executive officer would compare to the other executive officers. The aggregate level for each executive officer's compensation is then compared against the executive's previous year's totals and against compensation of other executive officers of the company.

Cash Compensation

Base Salary

Base salaries are a fixed amount paid to each executive for performing his or her normal duties and responsibilities. We determine the amount based on the executive's overall performance, level of responsibility, competitive compensation practices data, and comparison to other company executives.

Based on these criteria, our NEOs received annual salary increases in fiscal year 2026, as summarized in the table below.

Named Executive Officer (NEO)	Fiscal Year-End 2025 Salary	Fiscal Year-End 2026 Salary	Increase/ Decrease
Ms. Black	$ 1,224,000	$ 1,267,000	3.5%
Mr. Hadley (1)	-	$ 650,000	-
Mr. Bonarti	$ 655,600	$ 678,500	3.5%
Mr. DeSilva	$ 650,000	$ 672,800	3.5%
Mr. Kutam	$ 577,800	$ 598,000	3.5%

(1) Mr. Hadley was not a NEO during fiscal year 2025.

All salary increases for the NEOs were made effective July 1, 2025, the first day of fiscal year 2026.

Annual Cash Bonus

Overview

We paid our NEOs cash bonuses for fiscal year 2026 based on the attainment of financial and strategic performance goals established at the beginning of the fiscal year. All of the company's goals are objectively measurable and were established consistent with the committee's long-standing methodology in setting such goals. These fiscal year 2026 goals align to the financial earnings guidance the company communicated in July 2025 for fiscal year 2026 and reflect ADP's expectations and assumptions at that time. For each executive officer, we establish a target bonus amount, which is initially expressed as a percentage of projected year-end annual base salary. For fiscal year 2026, these target bonus percentages ranged from 150% to 200% of base salary for the NEOs. We also assign a percentage value to each bonus component of each NEO's annual cash bonus plan and then determine the target bonus amount linked to each component.

We establish these performance ranges to provide our NEOs with a strong incentive to exceed the targets. The maximum bonus payment for our NEOs is 200% of the target bonus level. There is no guaranteed minimum payment level, and no bonus is payable if threshold performance goals are not achieved.

The committee establishes and approves annual target bonus objectives and award opportunities for each of our NEOs. In making these determinations, the committee considers a variety of factors, including market data, each officer's relative level of responsibility, and the chief executive officer's recommendations for executives other than herself. Our NEOs participated in the discussions surrounding their bonus objectives so that they could provide input and understand the expectations of each bonus plan component, but they did not participate in the setting of the target bonus award opportunities nor did they participate in the committee's voting or deliberations regarding their individual compensation amounts. Each NEO receives a final version of his or her individualized bonus plan after it is approved by the committee. Except in extraordinary circumstances, bonus objectives are not modified during the fiscal year.

The committee reviews the performance of each of our NEOs relative to his or her annual fiscal year bonus plan objectives at its regularly scheduled August meeting, which is the first meeting following the end of our fiscal year. Based on this review, the committee determines and approves the annual cash bonuses for our executive officers.

NEOs' Fiscal Year 2026 Bonuses

Our fiscal year 2026 annual cash bonus plan measures consisted of (i) revenue growth, weighted at 20%, (ii) new business bookings growth, weighted at 20%, (iii) adjusted EBIT growth, weighted at 20%, (iv) client satisfaction (client retention and net promoter score targets), weighted at 15%, (v) company transformation objectives, weighted at 20%, and (vi) a paperless objective, weighted at 5%. For Ms. Black and Mr. DeSilva, fiscal year 2026 target bonuses were the same percentage of base salary as the percentage targets established in fiscal year 2025.

For Messrs. Bonarti and Kutam, effective July 1, 2025, their fiscal year 2026 target bonuses percentages were increased from 100% to 150% to enhance the competitive positioning of total cash compensation.

Following the conclusion of fiscal year 2026, the committee assessed the performance of the company and the strategic progress realized for the 2026 fiscal year against the NEOs' bonus objectives. The approved annual cash bonuses are as follows:

Named Executive Officer (NEO)	Target Bonus as % of Base Salary	Target Bonus Amount	Maximum Bonus as % of Target	Actual Bonus Amount	Bonus Amount as % of Target
Ms. Black	200%	$2,534,000	200%	$2,926,800	115.5%
Mr. Hadley	150%	$ 975,000	200%	$1,126,100	115.5%
Mr. Bonarti	150%	$1,017,750	200%	$1,175,500	115.5%
Mr. DeSilva	150%	$1,009,200	200%	$1,165,600	115.5%
Mr. Kutam	150%	$ 897,000	200%	$1,036,000	115.5%

Fiscal Year 2026 Target Bonus Objectives

The table that follows indicates the degree to which each target bonus objective for our NEOs was satisfied. The percentage of target bonus paid to each NEO is calculated as a weighted average of the percentages achieved for each individual objective. The bonus objectives were designed to reward outcomes that are aligned with the key components of our financial and strategic success, the degree to which the NEOs have responsibility for overall company performance or individual business unit results, and to provide a set of common objectives that facilitate collaborative engagement throughout the company.

The committee established the following objectives for our NEOs in 2025, and the formulaic achievement levels for fiscal year 2026 are as follows:

Annual Bonus Plan Performance Measures	Weight	Threshold	Target	Stretch	Actual	Achievement
Revenue Growth	20%	3.0%	6.0%	9.0%	6.7%	123.9%
New Business Bookings Growth	20%	1.8%	6.8%	11.8%	5.6%	87.9%
Adjusted EBIT Growth(1)	20%	3.6%	8.6%	13.6%	10.2%	132.0%
Client Satisfaction						
■ Achieve client retention goal	10%	91.6%	92.0%	92.4%	92.1%	137.4%
■ Improve client experience by demonstrating achievement of net promoter score goals	5%					75.0%
Transformation						
■ Reduce low value contact per client	4%					75.0%
■ Achieve digital sales goal	4%					80.0%
■ Achieve goal for percentage of adoption of generative AI	4%					200.0%
■ Achieve goal for percentage of mobile active users	4%					86.0%
■ Achieve goal for sales from new products	4%					200.0%
Paperless						
■ Achieve goal for percentage of paperless payments as a percent of total pays	5%	85.0%	86.0%	87.0%	85.4%	72.0%

(1) Refer to the table in Appendix A for a reconciliation from net earnings to adjusted EBIT for fiscal years 2026 and 2025.

In setting target financial performance goals, we consider a variety of factors including our short- and long-range strategic plan, the annual budget reviewed by our board, and the guidance provided by management on key elements of financial performance. Achievement levels are, as a percentage of target, 50% for threshold performance, 100% for target performance, 200% for stretch performance, and 0% for below threshold performance. The targets for revenue growth and adjusted EBIT growth reflect an assumed impact of foreign currency fluctuations anticipated at the time the targets were established. For each metric described above, the award level achieved within each range, as a percentage of target, is determined by linear interpolation between the lower and upper bounds. Client Satisfaction, transformation and paperless objectives for our NEOs are aligned with our key strategic goals for fiscal year 2026.

The targets for each objective are established to be challenging and rigorous and require strong performance for achievement. The targets are measurable, quantifiable goals. There is no subjectivity applied to the calculation of performance against these objectives. The calculation of performance is formulaic to reflect the proportionate level of achievement relative to the target. Targets for certain measures are considered confidential business information, disclosure of which could harm our operating performance or ability to compete.

Long-Term Incentive Compensation Programs

We believe that long-term incentive (“LTI”) compensation is a significant factor in attracting and retaining key executives and in aligning their interests directly with the interests of our stockholders. For fiscal year 2026, long-term incentives were awarded in the form of PSUs and RSUs, with a targeted LTI mix of 75% PSUs and 25% RSUs for all our NEOs. The committee selected these awards because they ensure that the overall long-term incentive program is predominately focused on performance-based pay delivery, closely tied to changes in stockholder value and the degree to which critical operating objectives are attained and supports our talent retention objectives.

The committee may also from time to time grant discretionary awards of RSUs to our executive officers. These awards are for special situations to assist us in the recruitment, promotion or retention of executive officers and are not considered in the target allocation of total long-term incentive compensation between annual PSU and RSU awards. In fiscal year 2026, none of the NEOs received a discretionary RSU award.

As part of our annual market analysis of compensation data, we compare our long-term equity incentive grant values with competitive levels. We establish target long-term incentive award values and ranges for each executive level and set the midpoints of such ranges at the market median levels. The committee reviews the target award values annually to ensure that the resulting awards remain generally consistent with our median compensation philosophy.

Prior to the beginning of each fiscal year, we analyze the target PSU and RSU grant levels to confirm that our desired target long-term incentive compensation values are appropriate in the context of the compensation studies referred to under “Compensation Review and Determination” above. When comparing our desired values to these compensation studies, we look at both equity elements in total.

The target long-term incentive mix approved for fiscal year 2026 grants is shown in the following chart:

CEO


25%
75%
PSUs(1)
RSUs

Other NEOs


25%
75%
PSUs(1)
RSUs

(1) PSUs reflect the entire PSU target award based on the three-year target opportunity.

At its June 2025 meeting, the committee approved target awards of PSUs and RSUs for all NEOs for fiscal year 2026, which were granted in September 2025. The PSU awards (based on the three-year target opportunity) will be earned and issued following the end of the three-year performance period in fiscal year 2028. The PSUs and RSUs granted for fiscal year 2026 are summarized in the table below:

Named Executive Officer (NEO)	Target PSU Award	RSU Award	Total
Ms. Black	$17,331,750	$5,777,250	$23,109,000
Mr. Hadley	$ 3,656,250	$1,218,750	$ 4,875,000
Mr. Bonarti	$ 3,482,250	$1,160,750	$ 4,643,000
Mr. DeSilva	$ 3,538,500	$1,179,500	$ 4,718,000
Mr. Kutam	$ 3,603,000	$1,201,000	$ 4,804,000

PSU Awards

Our PSU program is based on financial objectives that are measured over a three-year performance period consisting of three one-year performance goals. The committee believes that the current PSU program's combined effect of (i) measuring performance annually over the three-year performance period enables setting rigorous targets that drive accountability for the achievement of core financial metrics that are critical building blocks for sustained business success and (ii) modifying the actual number of PSUs eligible to be earned based on our three-year rTSR performance, provides the most business-focused, stockholder-aligned and holistic assessment of our long-term trajectory and performance. We believe that the three-year PSU program will further the company's long-term financial goals by tying a substantial portion of the total compensation opportunity to multi-year performance and better promote talent retention by imposing a meaningful total vesting period.

Financial performance metrics for PSU awards are based on (i) adjusted net income as the primary performance metric, weighted 67%, and (ii) revenue ex-ZMPT as the second performance metric, weighted 33%. The combination of the two metrics is intended to promote focus on both the top-line and bottom-line performance of the business. Notably, the PSU revenue metric differs materially from that used in our annual cash bonus plan because it excludes zero-margin benefits pass-throughs and therefore avoids metric duplication.

The PSU performance goals and corresponding target award ranges are typically established and communicated to our executive officers (including the NEOs) in the first quarter of each respective fiscal year. After the conclusion of each fiscal year, the committee confirms the performance results and determines the award achieved for such fiscal year, as a percentage of target, based on these results by using linear interpolation between the lower and upper bounds of the applicable percentage range. Under the PSU program, after the end of the three-year performance period, the award levels achieved as a percentage of target for each of the individual three fiscal years in the applicable performance period will be averaged to obtain the overall financial metric award level earned as a percentage of target, which may range up to 175%.

The PSU award performance design also includes a three-year rTSR metric that may modify the overall financial metric award level by +/- 20% based on the company's performance versus the S&P 500; the inclusion of the rTSR metric is intended to provide accountability for the company's stock price performance over the full three-year performance period. In order to align with the most prevalent peer market practices and encourage executives to achieve stretch goals, the maximum payout opportunity for PSU awards is 200% of target, inclusive of the rTSR modifier. However, payout will be capped at the target number of shares if the company's absolute three-year TSR is negative.

The PSU award earned will be credited with dividend equivalents from the grant date of the target award until the issuance date, assuming all dividends were reinvested in ADP stock at the time dividends are paid. The issuance of the applicable number of PSUs earned will be made in the form of shares of ADP stock in September following the conclusion of the three-year performance period.

Our adjusted net income growth for fiscal year 2026 was 10.1%, which resulted in an earned award level for the fiscal 2026 performance year in the amount of 127.7% of target (weighted 67%), and our revenue ex-ZMPT growth for fiscal year 2026 was 6.6%, which resulted in an earned award level for the fiscal year 2026 performance year in the amount of 121.0% of target (weighted 33%). These achievement percentages of target are applicable to the third of three tranches of the PSU award granted for fiscal year 2024 in September 2023, the second of three tranches of the PSU award granted for fiscal year 2025 in September 2024, and the first of three tranches of the PSU award granted for fiscal year 2026 in September 2025. Further details of the performance metrics adjusted net income and revenue ex-ZMPT can be referenced above under "2026 Incentive Compensation Performance Metrics."

The adjusted net income growth and revenue ex-ZMPT growth goals were established consistent with the committee's long-standing methodology in setting such goals and as such, align to the financial earnings guidance the company communicated in July 2025 for fiscal year 2026 and reflect ADP's expectations and assumptions at that time.

The conclusion of fiscal year 2026 also marked the end of the three-year rTSR modifier measurement period for the fiscal year 2024 PSU award, granted in September 2023. During this three-year period ending June 30, 2026, ADP's total shareholder return was 11.5%, which resulted in a ranking at the 36.3 percentile among the S&P 500 peers, and a final rTSR modifier achievement of 89.1%.

PSU Financial Metrics Performance Table

Subject to final performance assessment based on the three-year rTSR modifier (as discussed below), the following table shows the annual targets, results and awards levels achieved for fiscal 2026, as applicable to PSU awards granted in September 2023, September 2024, and September 2025, in each case as a percentage of target:

FY	Performance Metric[(1)]	Weight	Threshold	Target	Stretch	Actual	Achievement[(2)]
2026	Adjusted Net Income Growth	67%	3.3%	8.3%	13.3%	10.1%	127.7%
2026	Revenue ex-ZMPT Growth	33%	2.7%	5.7%	8.7%	6.6%	121.0%
2025	Adjusted Net Income Growth	67%	2.9%	7.9%	12.9%	10.6%	141%
2025	Revenue ex-ZMPT Growth	33%	2.6%	5.6%	8.6%	6.2%	115%
2024	Adjusted Net Income Growth	67%	5.5%	10.5%	15.5%	11.6%	117%
2024	Revenue ex-ZMPT Growth	33%	4.5%	7.5%	10.5%	7.48%	99%

(1) Refer to the table in Appendix A for a reconciliation from net earnings to adjusted net income for fiscal years 2026, 2025 and 2024 and for a reconciliation from consolidated revenue to revenue ex-ZMPT for fiscal years 2026, 2025 and 2024.

(2) Fiscal year 2024 achievement percentage on a weighted basis is 111% of target, which applies to the first of three tranches of the PSU award granted in September 2023. Fiscal year 2025 achievement percentage on a weighted basis is 132% of target, which applies to the second of three tranches of the PSU award granted in September 2023, and the first of three tranches of the PSU award granted in September 2024. Fiscal year 2026 achievement percentage on a weighted basis is 125.5% of target, which applies to the third of three tranches of the PSU granted in September 2023, the second of three tranches of the PSU award granted in September 2024, and the first of three tranches of the PSU award granted in September 2025.

Award levels achieved for each fiscal year in the three-year performance period are, as a percentage of target, 50% for threshold performance, 100% for target performance, 175% for stretch performance, and 0% for below threshold performance. The award level achieved within each range, as a percentage of target, is determined by linear interpolation between the lower and upper bounds. Dividends are paid only with respect to shares of ADP stock that have been issued in connection with PSUs earned.

Relative TSR Modifier

PSU awards are subject to an rTSR modifier based on performance against the S&P 500 over the full three-year performance period. The S&P 500 was chosen because the index consists of a broad group of companies that represent investors' alternative capital investment opportunities, thereby aligning the PSU payout opportunity to the long-term investment experience of our stockholders. The rTSR measurement is based on the average of the last twenty trading days ending on the start and end of the three-year period (beginning July 1 and ending June 30). Relative performance against the S&P 500 may adjust the final three-year average payout percentage, based on achievement of adjusted net income growth and revenue ex-ZMPT growth, between 80% and 120%, as shown in the table below. Reflected in the table is the final three-year rTSR modifier performance and achievement applied to the fiscal year 2024 PSU award.


Relative TSR Performance
(Percentile Rank)
Achieved: 36.3P(1)
< = 25P
Between 25P - 75P
> = 75P
Modifier Adjustment
Achieved
Achieved: 89.1%
80%
Interpolated (50P = 100%)
120%

(1) rTSR for the fiscal year 2024 PSU award, granted in September 2023, was measured against the S&P 500 over the period beginning July 1, 2023 and ending June 30, 2026.

The maximum payout opportunity for PSU awards inclusive of the modifier adjustment is capped at 200% of target, however, the payout opportunity is capped at 100% if our company's absolute three-year TSR is negative. The final rTSR assessment for the awards granted September 2024 and September 2025 will not be completed until June 30, 2027 and June 30, 2028 respectively.

Fiscal Year 2024 PSU Award Achievement

Based on the aforementioned performance levels of the fiscal year 2024 PSU award, the final award level earned as a percentage of target was 109.4%, as reflected in the table that follows.

Financial Metric Weighted Achievement[1]					
111% FY 2024 **132%** FY 2025 **125.5%** FY 2026	**122.8%** Three-Year Average Financial Achievement	x	**89.1%** Three-Year rTSR Modifier Achievement	=	**109.4%** Final Payout Achievement

(1) Weighted achievement for each fiscal year is based on 67% adjusted net income performance and 33% revenue ex-ZMPT performance.

Time-Based Restricted Stock Units

For fiscal year 2026, we granted RSUs to our executive officers, which vest ratably over three years, and allow for a portion of our NEOs' LTI compensation to be more predictable from a realized value perspective, while being directly tied to the stockholder experience. We determine target award ranges based on our annual review of our long-term incentive compensation programs.

The committee may, from time to time, grant RSU awards to our executive officers that are outside of the annual grant cycle. These grants assist us in the recruitment, promotion and retention of executive officers and, while used only occasionally, are important in building our leadership team and succession strategy. In fiscal year 2026, none of the NEOs were granted RSUs outside of the annual grant cycle.

Other Compensation Components and Considerations

In addition to the compensation components discussed above and the opportunity to participate in the same Employees' Savings-Stock Purchase Plan and health and welfare benefits available to our U.S. associates generally, we offer our executive officers retirement benefits, deferred compensation, limited perquisites, and change in control and severance protection. We believe these additional benefits are fair, competitive, consistent with our overall compensation philosophy and designed to ensure that we can effectively retain our executive officers as well as effectively compete for executive talent.

Retirement Benefits

All U.S. executive officers can participate in our 401(k) Plan, including our NEOs. Our NEOs also participated in the Pension Retirement Plan, a tax-qualified, defined benefit, cash balance pension plan. The Pension Retirement Plan was closed to new participants as of January 2015 and was frozen as of July 1, 2020. Effective as of July 1, 2020, the matching contribution under our 401(k) Plan for participants impacted by the Pension Retirement Plan freeze was increased to $1.00 for every $1.00 a participant contributes up to 6% of eligible pay. Previously, Pension Retirement Plan participants received a 401(k) matching contribution of up to $0.70 for every $1.00 up to 6% of eligible pay. The committee approved these changes in 2020 to align our retirement programs to the market.

In addition, Mr. Bonarti participated in the Supplemental Officers Retirement Plan ("SORP"), a non-qualified, defined benefit plan which provides retirement benefits in excess of those generally available under the Pension Retirement Plan. The SORP was closed to new participants beginning in January 2014 and was frozen effective July 1, 2019, with no future accruals due to pay and/or service. As of July 1, 2019, Mr. Bonarti was automatically enrolled in the Automatic Data Processing, Inc. Executive Retirement Plan, a non-qualified, defined contribution plan in which the other NEOs participate, and which provides supplemental retirement benefits in excess of amounts available under our tax-qualified pension and other retirement plans.

Deferred Compensation

U.S. executive officers may defer all or a portion of their annual cash bonuses into a deferred compensation account. We make this program available to our executive officers to be competitive, to facilitate the recruitment of new executives and to provide our executive officers with a tax-efficient way to save for retirement. The company does not match deferrals for its NEOs or otherwise contribute any amounts to the NEOs' deferred compensation amounts. Since the deferral accounts are made up of funds already earned by the executive officers, we do not consider the executive's deferred account balances, or investment earnings or losses on such balances, when we make compensation decisions.

Perquisites

We provide each of our executive officers the use of automobiles leased by the company. Consistent with our policy towards all attendees, we pay for the spouses of our executive officers to accompany them to our annual sales President's Club events, and in limited circumstances, to other company-sponsored events. In addition, the ADP Foundation makes contributions that match the charitable gifts made by our U.S. executive officers. Through December 31, 2025, the program operated on a calendar year basis and provided matching contributions of up to $20,000 annually. To better align with our business, effective July 1, 2026, the program transitioned to a fiscal year basis (July 1 through June 30) with the annual matching limit unchanged at $20,000. In connection with this transition, a prorated matching limit of $10,000 applied for the stub period from January 1, 2026 through June 30, 2026. In fiscal year 2026, the program also provided an additional one-time match of up to $20,000 for eligible donations made on Giving Tuesday.

Our board of directors has adopted a policy that requires Ms. Black (in her capacity as chief executive officer) to use company-provided aircraft for all business and personal travel. In addition, Ms. Black may be provided with security in certain personal, non-business-related circumstances, as recommended by an independent third-party security firm's risk assessment and validated by the company's global security organization. The committee and the board consider these executive protection program offerings to be in the best interest of the company in order to allow the company's most critical executive to have increased focus, availability, and productivity on business matters during personal travel.

In accordance with the company's standard policies available to all associates in the company's relocation program, Mr. Hadley received tax reimbursement payments associated with a previous expatriate assignment.

Change in Control Arrangements

The Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers is designed to: (i) retain our corporate officers (including the NEOs) and (ii) align their interests with our stockholders' interests so that they can consider transactions that are in the best interests of our stockholders and maintain their focus without concern regarding how any such transaction might personally affect them.

Our Change in Control Severance Plan for Corporate Officers is described in more detail below under "Potential Payments To Named Executive Officers Upon Termination or Change in Control." Under this plan, our chief executive officer is entitled to severance equal to two times base salary and bonus upon termination of employment without cause or with good reason, while our other NEOs are entitled to severance equal to one and one-half times base salary and bonus. We believe that a higher severance multiple for our chief executive officer is needed in order to attract and retain the individual we believe is best suited for the position. Our chief executive officer is the individual the public and our stockholders most closely identify as the face of the company. The chief executive officer has the greatest individual impact on our success and faces the greatest personal financial risks when the company takes risks. Our Change in Control Severance Plan for Corporate Officers also provides that the vesting of all unvested equity awards would be accelerated under qualifying termination scenarios based on a "double-trigger" in which payments of cash and vesting of equity awards occur only if termination of employment without cause or by a participant for good reason occurs during the two-year period after a change in control.

Corporate Officer Severance Plan

ADP's Corporate Officer Severance Plan is for purposes of involuntary terminations other than for cause in the absence of a change in control. This plan is designed to: (i) attract and retain executive officers by providing a level of protection against involuntary job loss, (ii) provide an appropriate level of benefit to enable executive officers to transition to new employment, and (iii) as permitted by applicable law, secure a release and waiver of claims and compliance with restrictive covenants such as non-compete, non-solicitation, etc.

Our Corporate Officer Severance Plan is described in more detail below under "Potential Payments To Named Executive Officers Upon Termination or Change in Control."

In the event of a qualifying termination (i.e., an involuntary termination by the company without cause), executive officers are eligible to receive 18 months of base salary continuation (24 months for the chief executive officer), prorated bonus for year of termination, and continuation of vesting of equity awards during the salary continuation period, subject to proration in respect of certain performance-based equity awards.

The severance formulas we use for executive officers are each designed to provide the level of temporary replacement income we feel is appropriate for that position.

Accounting and Tax Considerations

We consider accounting and tax implications when we design our equity-based and cash compensation programs and when we make awards or grants. However, the overriding consideration when evaluating the pay level or design component of any portion of our executives' compensation is the effectiveness of the pay component and the stockholder value that management and the committee believe the pay component reinforces. Accordingly, the committee may award compensation that is not deductible if it is determined to be appropriate and in the best interests of the company and our stockholders.

Clawback Policy

We have a rigorous Clawback Policy which exceeds the Nasdaq listing requirements and that provides the committee with discretion to recover both cash and equity incentive compensation from all current and former corporate officers (including any executive officers). A recipient's award may be forfeited and required to be recovered, as applicable, if the recipient engages in activity that is in conflict with or adverse to our interests, including but not limited to fraud. In addition, effective December 1, 2023, the policy was updated in order to comply with current Nasdaq clawback listing standards, which require the mandatory clawback of incentive compensation in the case of financial restatement due to a material non-compliance with financial reporting requirements under the applicable federal securities laws.

No-Hedging and No-Pledging Policy

Our insider trading policy prohibits all of our directors and employees, including our executive officers, from engaging in any hedging or similar transactions involving ADP securities. The policy also prohibits all of our directors and employees, including our executive officers, from holding ADP securities in a margin account or pledging ADP securities as collateral for a loan. Our insider trading policy is available online on our corporate website at **www.adp.com**. To access this document, click on "About," then "Corporate Responsibility," and then "Ethics."

Stock Ownership Guidelines

The committee has established stock ownership guidelines to encourage equity ownership by our executive officers in order to reinforce the link between their financial interests and those of our stockholders. We set the stock ownership guidelines on the basis of each executive officer's pay grade, expressed as a multiple of the executive officer's base salary on the first day of the fiscal year. Stock ownership (as defined under the guidelines) consists of shares of ADP common stock which are either owned outright by the executive officer or beneficially through ownership by direct family members (spouses and/or dependent children).

Under our stock ownership guidelines, Ms. Black is expected to own an amount of our stock equal in value to six times her base salary and our other NEOs are expected to own an amount of our stock equal in value to three times their respective base salaries. Executive officers whose ownership levels are below the minimum required levels are required to retain as shares of common stock at least 75% of post-tax net gains on stock option exercises, and 75% of shares (net of taxes) received upon vesting of RSUs or received under our PSU program. As of the end of fiscal year 2026, all NEOs met the stock ownership guidelines, or, in the case of Mr. Hadley, are complying with the retention requirements in accordance with the stock ownership guidelines.

Compensation and Management Development Committee Report

The compensation and management development committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis section of the company's 2026 proxy statement. Based on its review and discussions with management, the compensation and management development committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's 2026 proxy statement.

Compensation and Management Development Committee of the Board of Directors

Scott F. Powers, Chair
David V. Goeckeler
Francine S. Katsoudas
Karen S. Lynch

Summary Compensation Table for Fiscal Year 2026

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Maria Black President and Chief Executive Officer	2026	$ 1,267,000	$0	$ 20,671,694	$0	$ 2,926,800	$ 8,991	$ 578,392	$ 25,452,877
	2025	$ 1,224,000	$0	$ 14,791,040	$0	$ 2,621,800	$ 16,761	$ 483,591	$ 19,137,192
	2024	$ 1,200,000	$0	$ 11,102,069	$0	$ 2,983,200	$ 7,888	$ 573,628	$ 15,866,785
Peter J. Hadley Chief Financial Officer	2026	$ 650,000	$0	$ 2,819,674	$0	$ 1,126,100	$ 2,688	$ 194,080	$ 4,792,542
Michael A. Bonarti Chief Administrative Officer	2026	$ 678,500	$0	$ 4,624,410	$0	$ 1,175,500	$ 68,445	$ 203,899	$ 6,750,754
	2025	$ 655,600	$0	$ 4,049,051	$0	$ 702,100	$ 136,013	$ 176,751	$ 5,719,515
	2024	$ 642,700	$0	$ 3,638,626	$0	$ 798,900	$ 28,439	$ 167,353	$ 5,276,018
Joseph DeSilva EVP, North America and Chief of Operations	2026	$ 672,800	$0	$ 4,613,750	$0	$ 1,165,600	$ 5,745	$ 209,808	$ 6,667,703
	2025	$ 631,000	$0	$ 3,629,276	$0	$ 870,200	$ 11,436	$ 167,169	$ 5,309,081
	2024	$ 600,000	$0	$ 2,808,497	$0	$ 745,800	$ 5,034	$ 152,419	$ 4,311,750
Sreeni Kutam President, Global Product and Innovation	2026	$ 598,000	$0	$ 4,551,763	$0	$ 1,036,000	$ 2,696	$ 168,427	$ 6,356,886
	2025	$ 577,800	$0	$ 3,665,306	$0	$ 618,800	$ 4,301	$ 157,138	$ 5,023,345

(1) Amounts set forth in the Stock Awards column represent the aggregate grant date fair value of awards granted in fiscal years 2026, 2025 and 2024 computed in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 11 to our audited consolidated financial statements for the fiscal year ended June 30, 2026 included in our annual report on Form 10-K for the fiscal year ended June 30, 2026. The amounts shown in the Stock Awards column in respect of performance-based stock units ("PSUs") reflect the grant date fair value of such awards based upon the probable outcome of the performance condition as of the grant date. The awards for fiscal year 2026 are comprised of PSUs and time-based restricted stock units ("RSUs") for all NEOs. Consistent with the requirements of ASC Topic 718, the amounts relating to the PSUs for fiscal year 2026 represent the sum of (i) the grant date fair value of the third of three tranches of PSUs granted in September 2023, (ii) the grant date fair value of the second of three tranches of PSUs granted in September 2024 and (iii) the grant date fair value of the first of three tranches of PSUs granted in September 2025.

The awards for fiscal year 2025 are comprised of PSUs and RSUs for all NEOs. Consistent with the requirements of ASC Topic 718, the amounts relating to the PSUs for fiscal year 2025 represent the sum of (i) the grant date fair value of the third of three tranches of PSUs granted in September 2022, (ii) the grant date fair value of the second of three tranches of PSUs granted in September 2023 and (iii) the grant date fair value of the first of three tranches of PSUs granted in September 2024, and additionally, for Ms. Black and Mr. Kutam, the grant date fair value of the third of three tranches of PSUs granted in January 2023 (in light of their promotions), in each case, reflecting that the performance goal(s) for the tranches was established in fiscal year 2025.

The awards for fiscal year 2024 are comprised of PSUs and RSUs for all NEOs. Consistent with the requirements of ASC Topic 718, the amounts relating to the PSUs for fiscal year 2024 represent the sum of (i) the grant date fair value of the third of three tranches of PSUs granted in September 2021, (ii) the grant date fair value of the second of three tranches of PSUs granted in September 2022 and (iii) the grant date fair value of the first of three tranches of PSUs granted in September 2023, and additionally for Ms. Black and Mr. DeSilva, the grant date fair value of the third of three tranches of PSUs granted in January 2022 (in light of their promotions), and additionally, for Ms. Black, the grant date fair value of the second of three tranches of PSUs granted in January 2023 (in light of her promotion to CEO), in each case, reflecting that the performance goal(s) for the tranches was established in fiscal year 2024.

For PSUs granted in fiscal years 2024, 2025, and 2026, tranches are linked to adjusted net income and revenue ex-ZMPT goals, and include a relative TSR modifier at the end of the respective three-year performance period. Remaining tranches of PSUs granted in fiscal year 2026 will be linked to adjusted net income and revenue ex-ZMPT goals for fiscal years 2027 and 2028, respectively, and will be reported in the Summary Compensation Table in such fiscal years. The remaining tranche of PSUs granted in fiscal year 2025 will be linked to adjusted net income and revenue ex-ZMPT goals for fiscal year 2027, and will be reported in such fiscal year. The grant date fair value of the PSUs granted in fiscal years 2026, 2025, and 2024, respectively, assuming achievement of the maximum level of performance are: Ms. Black, $29,789,488, $21,068,602, and $14,237,313; Mr. Hadley, $3,202,084; Mr. Bonarti, $6,927,702, $5,988,494, and $4,987,310; Mr. DeSilva, $6,868,680, $5,120,802, and $3,609,314; and Mr. Kutam, $6,701,530 and $5,408,622.

(2) Performance-based bonuses paid under the annual cash bonus plan are shown in this column. A discussion of our annual cash bonus plan may be found in our Compensation Discussion and Analysis under "Cash Compensation - Annual Cash Bonus."

(3) Amounts shown reflect the aggregate increase during the last fiscal year in the present value of the executive's benefit under our tax-qualified cash balance pension plan, the Automatic Data Processing, Inc. Pension Retirement Plan, and our non-qualified supplemental retirement plan, the Supplemental Officers Retirement Plan ("SORP"). Our SORP was frozen as of July 1, 2019. Therefore, actual accrued SORP benefits will not change going forward. However, the Change in Pension Value disclosed in column (h) will fluctuate from year-to-year, reflecting annual changes in the underlying discount rates and mortality rates. There were no above-market or preferential earnings on nonqualified deferred compensation. The Pension Retirement Plan and the SORP provide benefits in the form of a lump sum and/or an annuity. We calculated the present value as of June 30, 2023 based on the Pri-2012 mortality table projected generationally using scale MP-2021 (with a white collar adjustment for the SORP only), a 3.50% interest crediting rate for the pension retirement plan, and a 5.10% discount rate; the present value as of June 30, 2024 is based on the Pri-2012 mortality table projected generationally using scale MP-2021 (with a white collar adjustment for the SORP only), a 3.70% interest crediting rate for the pension retirement plan, and a 5.40% discount rate; the present value as of June 30, 2025 is based on the Pri-2012 mortality table projected generationally using scale MP-2021 (with a white collar adjustment for the SORP only), a 3.85% interest crediting rate for the pension retirement plan, and a 5.35% discount rate; and the present value as of June 30, 2026 is based on the Pri-2012 mortality table projected generationally using scale MP-2021 (with a white collar adjustment for the SORP only), a 3.95% interest crediting rate for the pension retirement plan, and a 5.55% discount rate.

(4) Please refer to the All Other Compensation for Fiscal Year 2026 table below for further information.

All Other Compensation for Fiscal Year 2026

Name	Other Benefits[(1)]	Tax Payments[(2)]	Matching Charitable Contributions[(3)]	Total
Maria Black	$ 558,392	$ 0	$ 20,000	$ 578,392
Peter J. Hadley	$ 155,915	$ 13,165	$ 25,000	$ 194,080
Michael A. Bonarti	$ 171,399	$ 0	$ 32,500	$ 203,899
Joseph DeSilva	$ 169,808	$ 0	$ 40,000	$ 209,808
Sreeni Kutam	$ 144,827	$ 0	$ 23,600	$ 168,427

(1) Other Benefits include:

(a) Actual cost to the company of leasing automobiles (and covering related maintenance, registrations and insurance fees) used for personal travel: Ms. Black $18,633; Mr. Hadley, $12,901; Mr. Bonarti, $18,748; Mr. DeSilva, $21,796; and Mr. Kutam, $13,264.

(b) Matching contributions to the company's 401(k) Plan (available to the company's associates generally): Ms. Black, $21,300; Mr. Hadley, $21,300; Mr. Bonarti, $21,300; Mr. DeSilva, $21,300; and Mr. Kutam, $21,300. Company contributions pursuant to the Automatic Data Processing, Inc. Executive Retirement Plan ("ERP") for ERP participants (which include amounts that were earned for fiscal year 2026 but not yet credited to the participants' accounts): Ms. Black, $314,204; Mr. Hadley, $120,788; Mr. Bonarti, $127,020; Mr. DeSilva, $125,772; and Mr. Kutam, $109,420.

(c) Life insurance and accidental death and dismemberment premiums paid by the company (available to the company's associates generally): Ms. Black, $940; Mr. Hadley, $916; Mr. Bonarti, $940; Mr. DeSilva, $940; and Mr. Kutam, $843.

(d) Personal travel on company-provided aircraft with respect to Ms. Black, with an aggregate incremental cost incurred by the company of $203,315. Our board of directors has adopted a policy that requires Ms. Black (in her capacity as chief executive officer) to use company-provided aircraft for all business and personal travel. Incremental cost is calculated by multiplying the personal flight time including empty aircraft positioning time, by the aircraft's hourly variable operating cost. Variable operating cost includes maintenance, fuel, cleaning, landing fees, flight fees, catering, and crew travel expenses, including hotels, meals and transportation. Ms. Black is responsible for any income taxes related to personal use.

(e) Amount paid by the company on behalf of the executives and their spouses or significant others who accompanied them in connection with company events sponsored by the company: Mr. Bonarti, $3,391.

(f) For Mr. Hadley, includes $10 related to rewards earned under the company's voluntary health and wellness program (available to the company's associates generally).

(g) Certain NEOs are also provided with elevated or preferential status with travel partners based on the company's procurement business relationship, with no incremental cost incurred by the company.

(2) For Mr. Hadley, reflects the incremental cost to the company of tax-related payments associated with his previous expatriate assignment in Singapore that concluded at the end of fiscal year 2023. Tax payments are in accordance with the company's standard policies and available to all associates in the company's relocation program.

(3) Effective through December 31, 2025, reflects matching charitable contributions made by the ADP Foundation in an amount not to exceed $20,000 in a calendar year in respect of any given US-based named executive officer's charitable contributions for that calendar year. During fiscal year 2026, the matching contributions program calendar was revised and further details can be referenced in the "Perquisites" section of the CD&A. Amounts may exceed $20,000 because, while matching charitable contributions were limited to $20,000 in a calendar year through December 31, 2025, this table reflects matching charitable contributions for the fiscal year ended June 30, 2026. In addition, in fiscal year 2026, the ADP Foundation offered an additional match of up to a maximum of $20,000 for any donations made on Giving Tuesday.

Grants of Plan-Based Awards Table for Fiscal Year 2026

Name	Grant Date[1]	Date of Corporate Action[1]	Plan Under which Grant was Made[2]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units #	All Other Option Awards: Number of Securities Underlying Options #	Exercise or Base Price of Option Awards ($/ Share)	Grant Date Fair Value of Stock and Option Awards ($)[4]
				Threshold $	Target $	Maximum $	Threshold #	Target #	Maximum #				
(a)	(b)	(bb)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Maria Black			Cash Bonus	$0	$ 2,534,000	$ 5,068,000							
	9/1/2025	8/6/2025	PSU[5]				6,369	12,739	25,477				$ 4,290,383
	9/1/2025	8/6/2025	PSU[6]				7,199	14,399	28,797				$ 4,827,153
	9/1/2025	8/6/2025	PSU[7]				9,359	18,718	37,435				$ 5,777,208
	9/1/2025	6/5/2025	RSU							19,000			$ 5,776,950
Peter J. Hadley			Cash Bonus	$0	$ 975,000	$ 1,950,000							
	9/1/2025	8/6/2025	PSU[5]				210	420	840				$ 141,456
	9/1/2025	8/6/2025	PSU[6]				359	719	1,437				$ 240,933
	9/1/2025	8/6/2025	PSU[7]				1,974	3,948	7,897				$ 1,218,653
	9/1/2025	6/5/2025	RSU							4,008			$ 1,218,632
Michael A. Bonarti			Cash Bonus	$0	$ 1,017,750	$ 2,035,500							
	9/1/2025	8/6/2025	PSU[5]				1,643	3,286	6,573				$ 1,106,837
	9/1/2025	8/6/2025	PSU[6]				1,784	3,568	7,137				$ 1,196,284
	9/1/2025	8/6/2025	PSU[7]				1,880	3,761	7,521				$ 1,160,730
	9/1/2025	6/5/2025	RSU							3,817			$ 1,160,559
Joseph DeSilva			Cash Bonus	$0	$ 1,009,200	$ 2,018,400							
	9/1/2025	8/6/2025	PSU[5]				1,548	3,096	6,192				$ 1,042,733
	9/1/2025	8/6/2025	PSU[6]				1,808	3,616	7,231				$ 1,212,152
	9/1/2025	8/6/2025	PSU[7]				1,911	3,821	7,643				$ 1,179,455
	9/1/2025	6/5/2025	RSU							3,879			$ 1,179,410
Sreeni Kutam			Cash Bonus	$0	$ 897,000	$ 1,794,000							
	9/1/2025	8/6/2025	PSU[5]				1,574	3,147	6,295				$ 1,060,022
	9/1/2025	8/6/2025	PSU[6]				1,625	3,251	6,501				$ 1,089,786
	9/1/2025	8/6/2025	PSU[7]				1,946	3,891	7,782				$ 1,200,957
	9/1/2025	6/5/2025	RSU							3,950			$ 1,200,998

(1) The grant dates shown in column (b) of the table were determined pursuant to FASB ASC Topic 718. The dates shown in column (bb) are the dates on which our compensation and management development committee set target award amounts under the PSU program and approved the RSU award amounts.

(2) PSU refers to our performance-based stock unit awards granted under our 2018 Omnibus Award Plan. RSU refers to our time-based restricted stock unit awards granted under our 2018 Omnibus award plan.

(3) No payouts will be made if actual performance is below threshold level.

(4) We computed the grant date fair value of each PSU and RSU award shown in column (l) in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 11 to our audited consolidated financial statements for the fiscal year ending June 30, 2026 included in our annual report on Form 10-K for the fiscal year ended June 30, 2026.

(5) Consistent with the requirements of ASC Topic 718, the amount represents the third of three tranches of the PSU award that was granted in September 2023 for which the grant date fair value was established in September 2025. The units earned from this award will be paid out in September 2026.

(6) Consistent with the requirements of ASC Topic 718, the amount represents the second of three tranches of the PSU award that was granted in September 2024 for which the grant date fair value was established in September 2025. The units earned from this award will be paid out in September 2027.

(7) Consistent with the requirements of ASC Topic 718, the amount represents the first of three tranches of the PSU award that was granted in September 2025 for which the grant date fair value was established in September 2025. The units earned from this award will be paid out in September 2028.

Restricted Stock Units/Performance Stock Units

We grant restricted stock units under our amended and restated 2018 Omnibus Award Plan (“2018 Omnibus Award Plan”).

Restricted stock unit (“RSU”) awards vest over periods determined by our compensation and management development committee (the “committee”). We also grant performance-based stock unit (“PSU”) awards to our senior executives which vest based on financial objectives that are measured over a three-year performance cycle comprised of three one-year performance periods, subject to a relative total shareholder return modifier measured over the full three-year performance cycle. Recipients of RSU awards whose home country is the United States are entitled to receive dividend equivalents, payable in cash, in respect of all unvested RSUs. Recipients of PSU awards receive dividend equivalents with respect to the target number of shares of stock subject to the PSUs, from the grant date of the target award until the issuance date, and assuming all dividend equivalents were reinvested in ADP stock at the time regular dividends are paid. Such reinvested dividend equivalents are distributed only with respect to shares of ADP stock that have been issued in connection with PSUs earned. We require that participants agree to be bound by a restrictive covenant containing non-compete, non-solicitation, and confidentiality obligations as a condition to the grant of RSUs and PSUs, as permitted by applicable law.

Awards of RSUs and PSUs may receive different vesting treatment outside the standard schedule for certain events as described below.

For RSUs:

- if after reaching January 1 of the fiscal year of the grant date, a participating senior executive’s employment with the company is terminated due to retirement (defined as voluntary termination of employment at or after age 55 with 10 years of service), such senior executive will be entitled to continued vesting of the RSUs in accordance with the normal vesting schedule set forth in the applicable award agreement (or accelerated vesting on the termination date for senior executives with a home country outside the United States). If a participant’s employment is terminated due to death or disability, vesting is accelerated on the termination date.

For PSUs:

- if after reaching January 1 of the fiscal year of the grant date, a participant’s employment with the company is terminated prior to the expiration of the performance period due to retirement (defined as voluntary termination of employment at or after age 65, or age 55 with 10 years of service), a participant will be entitled to receive continued vesting of the PSUs, subject to adjustment based on actual performance achievement, with settlement of such PSUs (if any) occurring in accordance with the normal vesting schedule set forth in the applicable award agreement. If, after reaching January 1 of the fiscal year of the grant date, a participant’s employment with the company is terminated prior to the expiration of the performance period due to death or disability (or if such participant’s death or disability occurs after retirement), a participant will be entitled to receive on the date of such death or disability accelerated vesting of the PSUs earned for such performance period (assuming 100% achievement for each measurement year in the performance period not completed prior to the participant’s death or disability, inclusive of the modifier metric).

Except as described above or as otherwise determined by the committee (or, in the case of PSUs, as specified in an applicable award agreement), the unvested portion of any RSUs and all outstanding PSUs, including any applicable dividend equivalents, are forfeited without consideration upon the participant’s termination of employment.

RSU and PSU awards under our 2018 Omnibus Award Plan allow (or require, in cases of financial restatement under our Clawback Policy, as appropriate) the committee to cause a recipient’s award to be forfeited, and to require the recipient to pay to the company any gain realized on the award, if the recipient engages in an activity that is in conflict with or adverse to the company’s interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Stock Options

Starting with fiscal year 2023, we no longer grant stock options. Previously, we granted stock options under our 2018 Omnibus Award Plan with an exercise price equal to our closing stock price on the date of grant. Prior to the approval of the 2018 Omnibus Award Plan by our stockholders in November 2018, we granted stock options under our previous amended and restated 2008 Omnibus Award Plan (the "Prior Plan").

No option may be exercised after the expiration of its ten-year term, and awards generally vest over a 4-year period. We require that participants agree to be bound by a restrictive covenant containing non-compete, non-solicitation, and confidentiality obligations as a condition to the grant, as permitted by applicable law.

Stock options granted under our 2018 Omnibus Award Plan become fully vested and exercisable upon the death or disability of an option holder who (i) is an active employee, (ii) satisfied the company's retirement criteria and retired on or after age 55 with 10 years of service ("Normal Retirement"), or (iii) retired in the previous twelve months on or after age 55 with between five and 10 years of service. Stock options will continue to vest following a Normal Retirement that occurs after the first anniversary of an option's grant date.

Vested options granted under our 2018 Omnibus Award Plan (and Prior Plan, as applicable) may generally be exercised for up to 60 days following an option holder's termination of employment with the company (or per past company practice, the severance end date, if later), provided that:

- option holders who retire on or after Normal Retirement will have 37 months following retirement (or per past company practice, the severance end date, if later) to exercise their vested options (subject to extension in the case of subsequent death);
- option holders who retire on or after age 55 with between five and 10 years of service will have 12 months following retirement (or per past company practice, the severance end date, if later) to exercise their vested options (subject to extension in the case of subsequent death);
- option holders who die or become disabled on or after eligibility for Normal Retirement will have 36 months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability); and
- option holders who were not eligible for Normal Retirement on the date of death or disability will have 12 months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability).

Stock option awards under our 2018 Omnibus Award Plan (and Prior Plan, as applicable) allow our committee to cause a recipient's award to be forfeited, and to require the recipient to pay to the company any option gain, if the recipient engages in an activity that is in conflict with or adverse to the company's interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Outstanding Equity Awards for Fiscal Year-End 2026

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(2) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Maria Black	9/1/2023					4,692	$ 1,050,773		
	9/1/2024					10,286	$ 2,303,550		
	9/1/2025					19,000	$ 4,255,050		
	9/1/2024							37,077	$ 8,303,297
	9/1/2025							23,491	$ 5,260,736
Peter J. Hadley	9/1/2019	1,487		$ 169.84	8/31/2029				
	9/1/2020	2,144		$ 138.53	8/31/2030				
	9/1/2021	1,487		$ 206.86	8/31/2031				
	9/1/2023					155	$ 34,712		
	9/1/2024					514	$ 115,110		
	9/1/2025					4,008	$ 897,592		
	9/1/2024							1,851	$ 414,434
	9/1/2025							4,955	$ 1,109,708
Michael A. Bonarti	9/1/2021	6,812		$ 206.86	8/31/2031				
	9/1/2023					1,155	$ 258,662		
	9/1/2024					2,432	$ 544,647		
	9/1/2025					3,817	$ 854,817		
	9/1/2024							9,188	$ 2,057,755
	9/1/2025							4,720	$ 1,056,963
Joseph DeSilva	9/1/2023					1,141	$ 255,527		
	9/1/2024					2,583	$ 578,463		
	9/1/2025					3,879	$ 868,702		
	9/1/2024							9,310	$ 2,085,051
	9/1/2025							4,796	$ 1,074,013
Sreeni Kutam	9/1/2020	4,848		$ 138.53	8/31/2030				
	9/1/2021	7,380		$ 206.86	8/31/2031				
	9/1/2023					909	$ 203,628		
	9/1/2024					2,215	$ 496,144		
	9/1/2025					3,950	$ 884,603		
	9/1/2024							8,370	$ 1,874,566
	9/1/2025							4,883	$ 1,093,594

(1) Market value based on the June 30, 2026 closing price of our common stock of $223.95 per share.

(2) The amount shown for the PSU awards granted on September 1, 2024 include only units relating to two thirds of the full target award for which adjusted net income and revenue ex-ZMPT goals have been established, and reflects the number of units earned based on performance against the related goals for fiscal years 2025 and 2026. The amount shown for the PSU award granted on September 1, 2025 includes units relating to one third of the full target award for which adjusted net income and revenue ex-ZMPT goals have been established, and reflects the number of units earned based on performance against the related goals for fiscal year 2026. All amounts exclude accrued dividend equivalents. In each case, the amounts shown are subject to potential reduction based on our actual TSR performance over the entire three-fiscal-year period ending June 30, 2027 and June 30, 2028, respectively. In addition, the PSU awards are subject to a relative TSR modifier, which may increase or decrease the amounts earned based on performance against the S&P 500 for the three-fiscal-year period ending June 30, 2027 for the September 1, 2024 PSU award, and ending June 30, 2028 for the September 1, 2025 PSU award.

Outstanding Equity Vesting Schedule for Fiscal Year-End 2026

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant date	Grant or Award Date	Vesting Schedule
Maria Black			9/1/2023	33% vested on 9/1/2024
				33% vested on 9/1/2025
				33% vests on 9/1/2026
			9/1/2024	100% vests on 6/30/2027
			9/1/2024	33% vested on 9/1/2025
				33% vests on 9/1/2026
				33% vests on 9/1/2027
			9/1/2025	100% vests on 6/30/2028
			9/1/2025	33% vests on 9/1/2026
				33% vests on 9/1/2027
				33% vests on 9/1/2028
Peter J. Hadley	9/1/2019	25% vested on 9/1/2020	9/1/2023	33% vested on 9/1/2024
		25% vested on 9/1/2021		33% vested on 9/1/2025
		25% vested on 9/1/2022		33% vests on 9/1/2026
		25% vested on 9/1/2023	9/1/2024	100% vests on 6/30/2027
			9/1/2024	33% vested on 9/1/2025
	9/1/2020	25% vested on 9/1/2021		33% vests on 9/1/2026
		25% vested on 9/1/2022		33% vests on 9/1/2027
		25% vested on 9/1/2023	9/1/2025	100% vests on 6/30/2028
		25% vested on 9/1/2024	9/1/2025	33% vests on 9/1/2026
				33% vests on 9/1/2027
	9/1/2021	25% vested on 9/1/2022		33% vests on 9/1/2028
		25% vested on 9/1/2023		
		25% vested on 9/1/2024		
		25% vested on 9/1/2025		
Michael A. Bonarti	9/1/2021	25% vested on 9/1/2022	9/1/2023	33% vested on 9/1/2024
		25% vested on 9/1/2023		33% vested on 9/1/2025
		25% vested on 9/1/2024		33% vests on 9/1/2026(1)
		25% vested on 9/1/2025	9/1/2024	100% vests on 6/30/2027
			9/1/2024	33% vested on 9/1/2025
				33% vests on 9/1/2026(2)
				33% vests on 9/1/2027(2)
			9/1/2025	100% vests on 6/30/2028
			9/1/2025	33% vests on 9/1/2026
				33% vests on 9/1/2027
				33% vests on 9/1/2028

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant date	Grant or Award Date	Vesting Schedule
Joseph DeSilva			9/1/2023	33% vested on 9/1/2024
				33% vested on 9/1/2025
				33% vests on 9/1/2026
			9/1/2024	100% vests on 6/30/2027
			9/1/2024	33% vested on 9/1/2025
				33% vests on 9/1/2026
				33% vests on 9/1/2027
			9/1/2025	100% vests on 6/30/2028
			9/1/2025	33% vests on 9/1/2026
				33% vests on 9/1/2027
				33% vests on 9/1/2028
Sreeni Kutam	9/1/2020	25% vested on 9/1/2021	9/1/2023	33% vested on 9/1/2024
		25% vested on 9/1/2022		33% vested on 9/1/2025
		25% vested on 9/1/2023		33% vests on 9/1/2026(1)
		25% vested on 9/1/2024		
	9/1/2021	25% vested on 9/1/2022		
		25% vested on 9/1/2023	9/1/2024	100% vests on 6/30/2027
		25% vested on 9/1/2024	9/1/2024	33% vested on 9/1/2025
		25% vested on 9/1/2025		33% vests on 9/1/2026(2)
				33% vests on 9/1/2027(2)
			9/1/2025	100% vests on 6/30/2028
			9/1/2025	33% vests on 9/1/2026
				33% vests on 9/1/2027
				33% vests on 9/1/2028

(1) Outstanding balances were reduced on December 13, 2024 for Mr. Bonarti, and on December 12, 2025 for Mr. Kutam, in order to satisfy tax withholding obligations associated with becoming eligible for full continued vesting upon separation from the company due to retirement, pursuant to the terms of the September 1, 2023 RSU award agreements.

(2) Outstanding balances were reduced on December 12, 2025 in order to satisfy tax withholding obligations associated with becoming eligible for full continued vesting upon separation from the company due to retirement, pursuant to the terms of the September 1, 2024 RSU award agreements.

Option Exercises and Stock Vested Table for Fiscal Year 2026

	Option Awards		Stock Awards[6]	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
(a)	(b)	(c)	(d)	(e)
Maria Black[1]	7,721	$718,611	49,477	$14,901,498
Peter J. Hadley[2]	0	$ 0	2,499	$ 755,051
Michael A. Bonarti[3]	0	$ 0	17,878	$ 5,397,072
Joseph DeSilva[4]	1,987	$188,328	11,553	$ 3,492,434
Sreeni Kutam[5]	0	$ 0	15,140	$ 4,558,646

(1) Ms. Black exercised options to purchase 7,721 shares on September 2, 2025 with an exercise price of $206.86 and a weighted average market price of $299.93. She acquired 36,586 shares with a market price of $301.64 on August 6, 2025; 11,740 shares with a market price of $304.05 on September 1, 2025; and 1,151 shares with a market price of $257.23 on January 1, 2026.

(2) Mr. Hadley acquired 1,927 shares with a market price of $301.64 on August 6, 2025; and 572 shares with a market price of $304.05 on September 1, 2025.

(3) Mr. Bonarti acquired 14,202 shares with a market price of $301.64 on August 6, 2025; and 3,559 shares with a market price of $304.05 on September 1, 2025. The Number of Shares Acquired on Vesting column includes 117 shares withheld on December 12, 2025, with a market price of $266.10, in order to satisfy tax withholding obligations associated with becoming eligible for full continued vesting upon separation from the company due to retirement, pursuant to the terms of the September 1, 2024 RSU award agreement.

(4) Mr. DeSilva exercised options to purchase 1,987 shares on September 2, 2025 with an exercise price of $206.86 and a market price of $301.64. He acquired 8,419 shares with a market price of $301.64 on August 6, 2025; and 3,134 shares with a market price of $304.05 on September 1, 2025.

(5) Mr. Kutam acquired 11,884 shares with a market price of $301.64 on August 6, 2025; 2,834 shares with a market price of $304.05 on September 1, 2025; and 260 shares with a market price of $266.02 on January 11, 2026. The Number of Shares Acquired on Vesting column includes 163 shares withheld on December 12, 2025, with a market price of $266.10, in order to satisfy tax withholding obligations associated with becoming eligible for full continued vesting upon separation from the company due to retirement, pursuant to the terms of the January 11, 2023, September 1, 2023 and September 1, 2024 RSU award agreements.

(6) For the number of shares acquired on vesting, fractional shares issued have been rounded to the nearest whole number.

Pension Benefits for Fiscal Year 2026

Name	Plan Name	Number of Years Credited Service[1]	Present Value of Accumulated Benefit[2][3][4]	Payments During Last Fiscal Year
(a)	(b)	(c)	(d)	(e)
Maria Black	Automatic Data Processing, Inc. Pension Retirement Plan	27.05	$ 222,687	$0
Peter J. Hadley	Automatic Data Processing, Inc. Pension Retirement Plan	11.80	$ 65,153	$0
Michael A. Bonarti	Automatic Data Processing, Inc. Pension Retirement Plan	28.50	$ 397,487	$0
	Supplemental Officers Retirement Plan	16.00	$ 1,714,839	$0
Joseph DeSilva	Automatic Data Processing, Inc. Pension Retirement Plan	21.50	$ 146,975	$0
Sreeni Kutam	Automatic Data Processing, Inc. Pension Retirement Plan	11.50	$ 62,098	$0

(1) Consists of the number of years of service credited as of June 30, 2026 for the purpose of determining benefit service under the applicable pension plan. Credited service is defined in the Supplemental Officers Retirement Plan as the number of months elapsed from the later of a participant's entry into the plan and January 1, 1989 and subject, in the case of vesting, to a schedule set forth in the Supplemental Officers Retirement Plan. Executives must be selected for participation in the Supplemental Officers Retirement Plan. Credited service under the Pension Retirement Plan is defined as elapsed time of employment with the company starting on January 1 following the completion of six months of service.

(2) The Pension Retirement Plan and Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated a present value of the executive's benefit using an interest crediting rate, a discount rate and a mortality assumption. We calculated the actuarial present values of accumulated benefits as of June 30, 2026 under the Pension Retirement Plan and the Supplemental Officers Retirement Plan using the Pri-2012 mortality table projected generationally using scale MP-2021 (with a white collar adjustment for the Supplemental Officers Retirement Plan only), a 3.95% interest crediting rate for the Pension Retirement Plan, and a 5.55% discount rate.

(3) Cash balances under the Pension Retirement Plan are included in the present values shown for the Pension Retirement Plan in column (d) and at June 30, 2026 are as follows: Ms. Black, $269,248; Mr. Hadley, $77,605; Mr. Bonarti, $423,241; Mr. DeSilva, $181,657; and Mr. Kutam $71,293.

(4) The present values of accumulated benefits for the Pension Retirement Plan and the Supplemental Officers Retirement Plan were determined based on the retirement at age of 65 (normal retirement age under these Plans).

Automatic Data Processing, Inc. Pension Retirement Plan

The Pension Retirement Plan ("Pension Retirement Plan") is a tax-qualified defined benefit plan covering U.S. employees of the company. The Pension Retirement Plan was closed to new participants as of January 2015 and was frozen as of July 1, 2020. Participants retained their accrued benefit as of June 30, 2020 with no future accruals due to pay and/or service. Accounts continue to earn interest based upon the ten-year U.S. Treasury constant maturity rates. A participant must have three years of service to receive any benefit.

Prior to the freeze, the company credited participants' notional accounts with annual contributions which were determined based upon base salary and years of service. The contributions ranged from 2.1% to 10% of base salary.

Compensation used to determine the benefits in any given year is limited to calendar year base salary up to the IRS compensation limit in effect for the plan year.

Effective as of July 1, 2020, the matching contribution under our 401(k) Plan for participants impacted by the Pension Retirement Plan freeze was increased to $1.00 for every $1.00 a participant contributes up to 6% of eligible pay. Previously, Pension Retirement Plan participants received a 401(k) matching contribution of up to $.70 for every $1.00 up to 6% of eligible pay. The compensation and management development committee approved these changes in 2020 to align our retirement programs to the market.

Supplemental Officers Retirement Plan

The company sponsors a Supplemental Officers Retirement Plan (“SORP”), which is a non-qualified defined benefit plan that pays a lump sum or an annuity upon retirement. Eligible participants include certain NEOs. Since July 1, 2019, the SORP has been frozen. Participants retain their accrued benefit as of June 30, 2019 with no future accruals due to pay and/or service. The SORP was previously closed to new entrants in January 2014. On August 14, 2008, our board of directors approved amendments to the SORP, which implemented changes to the SORP benefits formula and the early retirement factors, in each case, used for any active employee not already earning a benefit by January 1, 2008 or any participant who had not attained age 50 by January 1, 2009, as well as changes relating to the forms of benefit available for all current and future participants.

On November 10, 2009, our board of directors approved additional amendments effective January 1, 2010, to provide that for both benefit accrual and vesting credit, service will be determined based on the number of months elapsed from the later of a participant’s entry into the plan and January 1, 1989, and subject, in the case of vesting, to a schedule set forth in the SORP, and also provide that effective after December 31, 2009, our chief executive officer would no longer be able to grant service credit in his/her discretion to SORP participants who are involuntarily terminated or who receive severance from the company.

All participants must have at least five years of service to receive any benefit under the SORP. After 10 years of service, a participant will qualify for the full annual benefit. We refer to the percentage of the benefit that has been earned by a participant as the “vested percentage.” The vested percentage is determined using a schedule set forth in the SORP.

SORP benefits begin on the earliest of (i) the later of attainment of age 60 and the first day of the seventh month following separation from service, (ii) disability, and (iii) death. Participants can receive their benefits in the form of a single life annuity, a 25%, 50%, 75%, or 100% joint and survivor annuity with a beneficiary, or a ten-year certain and life annuity. Subject to rules required under Section 409A of the Internal Revenue Code, participants may generally also elect to have either 25% or 50% of their benefits paid in a single lump sum. A participant who terminates employment by reason of disability is eligible to receive an unreduced benefit payable as of the participant’s termination. Upon the death of a participant, the participant’s surviving spouse or other designated beneficiary is eligible to receive a 50% survivor benefit, payable as a life annuity or, if elected, a guaranteed payment for 120 months only.

The amount of the annual benefit is determined by multiplying the participant’s final average annual pay by a factor of 2%, the number of years of service (up to 20 years), and the participant’s vested percentage. For participants with more than 20 years of service only, added to that first amount will be an amount determined by multiplying the participant’s final average annual pay by a factor of 1%, up to five additional years of service, and the participant’s vested percentage.

Final average annual pay will be based on salary, bonuses, and incentive payment awards, excluding any stock-based awards. The maximum annual plan benefit that may be paid will be limited to 45% of a participant’s final average annual pay. A participant whose benefit payments begin before the first day of the month on or after the participant’s 65th birthday will receive payments reduced at a rate of 4/12 of 1% per month for each month (up to 36 months) by which the participant’s benefit commencement precedes the participant’s 65th birthday, and, if applicable, further reduced at a rate of 5/12 of 1% for each month by which the benefit commencement precedes the participant’s 62nd birthday.

If within 24 months after a participant’s employment terminates he or she violates the non-competition provisions of any agreement such participant has entered into with the company, such participant will forfeit all of his or her benefits under the SORP.

Deferred Compensation Program

Under the ADP Deferred Compensation Plan, all U.S. executives of the company (including the NEOs) can defer all or a portion of their annual cash bonuses, which may be allocated to notional investments selected by the participant. Participants can choose to invest their notional account in any of the investment funds that closely mirror the investment options available in the company’s 401(k) Plan. Deferrals made prior to 2015 could have been invested in a fixed income fund, which is adjusted each fiscal year, and was 4.50% for fiscal year 2026. The company does not match deferrals by the NEOs or otherwise contribute any amounts to their deferred compensation accounts.

Each participant has the option of making a one-time election changing the timing and/or the form of distributions from his or her account. Any such change must comply with the “redeferral rules” in effect under Section 409A of the Internal Revenue Code and may be used only to delay the timing and/or change the number of payments to be received. Participants may elect to receive payments of their deferred funds either in a lump sum payment or in installments. However, in the event of death, disability, or termination of employment prior to age 65, or age 55 with 10 years of service, payments are made in a lump sum regardless of a participant’s election. Deferred funds and the earnings on such deferrals made for fiscal year 2005 and later may be distributed to a participant following separation from service only after a six-month delay. Distributions are subject to federal, state, and local income taxes on both the principal amount and investment earnings at the ordinary income rate in the year in which such payments are made.

Executive Retirement Plan

The Automatic Data Processing, Inc. Executive Retirement Plan (“ERP”) is a non-qualified defined contribution plan that provides supplemental retirement benefits in excess of amounts available under the company’s other tax-qualified and non-qualified retirement plans. NEOs and other U.S. corporate officers of the company are eligible to participate in the ERP and are automatically enrolled. When our SORP was frozen effective July 1, 2019, Mr. Bonarti, who participated in the SORP, was automatically enrolled in the ERP.

The ERP provides an annual contribution equal to 8% of total salary and bonus, less any contributions provided in the same plan year by the company’s other qualified and non-qualified retirement plans. Company contributions are credited to a participant’s account following the end of the applicable plan year. Participants can choose to invest their notional account in any of the investment funds that closely mirror the investment options available in the company’s 401(k) Plan. A participant’s account will be 100% vested after three years of continuous service with the company, or upon death or disability.

A participant will forfeit all of his or her benefits under the ERP if the participant’s employment is terminated for cause or if, while employed, or within 24 months after a participant’s employment terminates, he or she violates a non-competition, non-solicitation or non-disclosure provision of any agreement between the participant and the company.

Participants may elect to receive distributions from the ERP either in a lump sum payment or in annual installments. Each participant has the option of making a one-time election to change the form of distribution from his or her account. Any such change must comply with the rules in effect under Section 409A of the Internal Revenue Code. Contributions and earnings on such contributions are distributed to a participant following separation from service only after a six-month delay. However, in the event of death or if, upon separation from service a participant’s account balance is less than $50,000, payments are made in a lump sum regardless of a participant’s election.

Retirement and Savings Restoration Plan

The Automatic Data Processing, Inc. Retirement and Savings Restoration Plan (“RSRP”) is a non-qualified defined contribution plan that provides supplemental retirement benefits that are lost under ADP’s 401(k) Plan on account of the compensation limit under Section 401(a)(17) of the Internal Revenue Code (“Code”). All U.S. executives of the company, excluding NEOs and other corporate officers who are eligible for the ERP, are eligible to participate in the RSRP and are automatically enrolled. Mr. Hadley was a participant in the RSRP prior to becoming a corporate officer and his subsequent automatic enrollment in the ERP.

The RSRP provides an annual contribution equal to the maximum employer contribution that can be provided in ADP’s 401(k) Plan without regard to the compensation limit under Section 401(a)(17) of the Code, less the maximum employer contribution that can be provided in ADP’s 401(k) Plan. Company contributions are credited to a participant’s account following the end of the applicable plan year. Participants can choose to invest their notional account in any of the investment funds that closely mirror the investment options available in the company’s 401(k) Plan. A participant’s account will be 100% vested after three years of continuous service with the company, or upon death or disability. A participant will forfeit all of his or her benefits under the RSRP if the participant’s employment is terminated for cause or if, while employed, or within 24 months after a participant’s employment terminates, he or she violates a non-competition, non-solicitation or non-disclosure provision of any agreement between the participant and the company.

Participants may elect to receive distributions from the RSRP either in a lump sum payment or in annual installments. Each participant has the option of making a one-time election to change the form of distribution from his or her account. Any such change must comply with the rules in effect under Section 409A of the Internal Revenue Code. Contributions and earnings on such contributions are distributed to a participant following separation from service only after a six-month delay. However, in the event of death or if, upon separation from service a participant's account balance is less than $50,000, or if, separation of service occurs prior to age 55, payments are made in a lump sum regardless of a participant's election.

Non-Qualified Deferred Compensation for Fiscal Year 2026

Name	Plan Name	Executive Contributions in 2026	Registrant Contributions in 2026[(1)]	Aggregate Earnings in 2026[(2)]	Aggregate Balance at June 30, 2026[(3)]
(a)		(b)	(c)	(d)	(f)
Maria Black	ADP Executive Retirement Plan	$ 0	$ 288,384	$ 52,567	$ 1,539,724
Peter J. Hadley	ADP Deferred Compensation Plan	$ 70,000	$ 0	$ 111,829	$ 778,633
	ADP Executive Retirement Plan	$ 0	$ 40,888	$ 22,299	$ 177,103
	ADP Retirement and Savings Restoration Plan	$ 0	$ 0	$ 7,710	$ 52,539
Michael A. Bonarti	ADP Executive Retirement Plan	$ 0	$ 88,532	$ 120,152	$ 774,993
Joseph DeSilva	ADP Deferred Compensation Plan	$ 25,000	$ 0	$ 117,202	$ 688,420
	ADP Executive Retirement Plan	$ 0	$ 101,528	$ 96,510	$ 580,859
Sreeni Kutam	ADP Executive Retirement Plan	$ 0	$ 75,536	$ 120,261	$ 734,077

(1) For Mr. Hadley, column (b) excludes a deferral under the Deferred Compensation Plan of $125,000 of the annual bonus earned in fiscal year 2026 ($1,126,100), that is disclosed in the Summary Compensation Table under the Non-Equity Incentive Plan Compensation column and will be deposited in September 2026. The amounts listed in column (c) exclude company contributions earned during fiscal year 2026 for the Executive Retirement Plan that will be deposited in January 2027. These earned amounts are included in the fiscal year 2026 Summary Compensation Table, and can be referenced in footnote 1(b) of the All Other Compensation Table.

(2) The earnings amounts are not reported as compensation in fiscal year 2026 in the Summary Compensation Table, as they do not represent above-market or preferential earnings on deferred compensation.

(3) The amounts listed in column (f) reflect each NEO's aggregate balance at June 30, 2026, which is equal to the balance at June 30, 2025, increased by the NEO's actual contributions and earnings in fiscal year 2026. The following amounts were previously reported as compensation in the Summary Compensation Table for previous years for the Executive Retirement Plan: Ms. Black, $1,209,123; Mr. Bonarti, $268,027; Mr. DeSilva, $249,908; and Mr. Kutam, $74,878; for the Deferred Compensation Plan: Mr. DeSilva, $70,000.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

Change in Control Severance Plan for Corporate Officers

We maintain the Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers, which provides for the payment of specified benefits to officers selected by the board of directors if their employment terminates under certain circumstances after a change in control of the company. All NEOs participate in the change in control plan. As of June 30, 2026, there were 29 eligible participants in the change in control plan.

The change in control plan provides that a participant who is involuntarily terminated by the company without cause or who leaves for good reason during the two-year period following the occurrence of a change in control will receive:

- A lump sum payment equal to 150% (or in the case of our chief executive officer, 200%) of such participant's current total annual compensation;
- Full vesting of any stock options;
- Full vesting of any restricted shares or units; and
- The number of shares the participant would have been entitled to receive under the then-ongoing performance-based equity programs had all applicable performance goals been achieved at 100% target rate.

A participant's current total annual compensation equals his or her highest rate of annual salary during the calendar year in which his or her employment terminates or the year immediately prior to the year of such termination, plus his or her average annual cash bonus compensation earned in respect of the two most recent calendar years immediately preceding the calendar year in which his or her employment terminates. Equity-based long-term incentives are excluded from the definition of total annual compensation.

The change in control plan defines "good reason" as the occurrence of any of the following events after a change in control without the participant's written consent:

- A material diminution in the participant's position, duties, responsibilities, or authority as of the date immediately prior to the change in control; or
- a reduction in a participant's base compensation or a failure to provide incentive compensation opportunities at least as favorable in the aggregate as those provided immediately prior to the change in control; or
- a failure to provide employee benefits at least as favorable in the aggregate as those provided immediately prior to the change in control; or
- a failure of any successor of the company to assume in writing the obligations under the change in control plan.

The change in control plan defines "cause" as:

- gross negligence or willful misconduct by a participant, which is materially injurious to the company, monetarily or otherwise;
- misappropriation or fraud with regard to the company or its assets;
- conviction of, or the pleading of guilty or nolo contendere to, a felony involving the assets or business of the company; or
- willful and continued failure to substantially perform one's duties after written notice by the board of directors.

The change in control payments potentially due to the NEOs are payable solely pursuant to the terms of the change in control plan and applicable terms of the award agreements.

A "change in control" will have occurred under the change in control plan if:

- any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended), excluding the company, any subsidiary of the company, or any employee benefit plan sponsored or maintained by the company (including any trustee of any such plan acting in its capacity as trustee), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the company representing 35% or more of the total combined voting power of the company's then-outstanding securities;
- there occurs a merger, consolidation, or other business combination of the company (a "transaction"), other than a transaction immediately following which the stockholders of the company, immediately prior to the transaction, continue to be the beneficial owners of securities of the resulting entity representing more than 60% of the voting power in the resulting entity, in substantially the same proportions as their ownership of the company voting securities immediately prior to the transaction; or
- there occurs the sale of all or substantially all of the company's assets, other than a sale immediately following which the stockholders of the company immediately prior to the sale are the beneficial owners of securities of the purchasing entity representing more than 60% of the voting power in the purchasing entity, in substantially the same proportions as their ownership of the company voting securities immediately prior to the sale of assets.

The company will reduce payments under the change in control plan to avoid the application of excise taxes pursuant to Section 4999 of the Internal Revenue Code, unless the after-tax amount to be received by a participant without such a reduction would be greater than the after-tax amount that would be received after such reduction. All payments under the plan are conditioned upon the participant's execution of a release of claims in favor of the company.

Corporate Officer Severance Plan

Effective May 6, 2015, ADP adopted the Corporate Officer Severance Plan for purposes of involuntary terminations other than for cause in the absence of a change in control.

All NEOs participate in the severance plan. As of June 30, 2026, there were 29 eligible participants in the severance plan.

The severance plan provides that a participant who is involuntarily terminated by the company without cause (other than during the two-year period following the occurrence of a change in control) will receive:

- 18 (or in the case of the CEO, 24) months of continued base salary;
- A prorated annual bonus for the year of termination, based on actual performance for the full fiscal year, but assuming that any non-financial and other subjective and qualitative performance criteria are achieved at a level equal to the weighted-average percentage achievement of all applicable financial and other objective and non-qualitative performance criteria;
- Continued vesting of his or her stock options and time-vested restricted stock and restricted stock unit awards during the period of continued base salary payments (the "Severance Period"); and
- The number of shares of stock (or cash, in the case of cash-settled awards) that the participant would have been entitled to receive based on the actual achievement of the applicable performance goals in each of the then-ongoing performance-based restricted stock and PSU programs, prorated to reflect the portion of the applicable performance period elapsed through the last day of the Severance Period.

The severance plan defines "cause" as:

- Failure to perform duties (other than due to physical or mental illness or injury), which failure amounts to an intentional and extended neglect of duties, to the extent not cured within 15 days following written notice;
- Engaging in conduct that is materially injurious to the company or an affiliate;
- Conviction of, or the pleading of guilty or nolo contendere to, a felony involving as a material element fraud or dishonesty; or
- The consistent failure to follow the lawful instructions of the board of directors or a direct superior, which failure amounts to an intentional and extended neglect of duties.

The severance payments potentially due to the NEOs are payable solely pursuant to the terms of the severance plan (other than if benefits are payable pursuant to the change in control plan).

Health Coverage

Certain executives, including the NEOs, who terminate employment with the company after they have attained age 55 and been credited with 10 years of service are eligible to participate in the company's executive retiree medical plan.

Deferred Compensation

Under the ADP Deferred Compensation Plan, all U.S. executives of the company (including the NEOs) can defer into a deferred compensation account all or a portion of their annual cash bonuses to be payable following separation from the company. For a description of the ADP Deferred Compensation Plan and aggregate deferred compensation for our NEOs at June 30, 2026, see "Deferred Compensation Program" above.

Termination and Change in Control Tables

The following tables set forth the payments that each of our NEOs who were serving as executive officers as of June 30, 2026, would have received under various termination scenarios on June 30, 2026. Pension benefits, which are described under "Pension Benefits for Fiscal Year 2026" above, and deferred compensation balances, which are described under "Deferred Compensation Program" above, are not included in the tables below in accordance with applicable information statement disclosure requirements except to the extent of any incremental value payable in any of such termination scenarios. Pursuant to the company's Corporate Officer Severance Plan, each of our NEOs would also receive a prorated annual bonus for the year of termination, based on actual performance for the full fiscal year, in the event of an involuntary termination without cause prior to June 30, 2026. Please refer to page 71 in this proxy statement for a description of the Corporate Officer Severance Plan. With regard to the payments on a change in control, the amounts detailed below presume that (x) the change in control includes a change in control of the company and (y) each NEO's employment was terminated by the company without cause or by the executive for good reason within two years following the change in control occurring on June 30, 2026.

Potential Payments Upon Termination or Change in Control for Maria Black

	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$ 8,110,800[(1)]	$ 0	$ 0	$ 2,534,000[(2)]	$0
RSUs[(3)]	$ 7,609,373	$ 7,609,373	$ 7,609,373	$ 6,190,874	$0
PSUs[(4)]	$ 22,714,254	$ 25,710,441	$ 25,710,441	$ 25,710,441	$0
Total	$ 38,434,427	$ 33,319,814	$ 33,319,814	$ 34,435,315	$0

(1) Represents payment of two times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($1,267,000) and (ii) the average annual bonus for the two most recently completed calendar years ($2,788,400).

(2) Represents an amount equal to two times annual salary ($1,267,000). In addition, Ms. Black would receive a prorated bonus for fiscal year 2026, which upon a termination on June 30, 2026, would equal $2,926,800, which is shown in the Summary Compensation Table for fiscal year 2026.

(3) Amounts in the Termination Following Change In Control, Death, and Disability columns represent the vesting of RSU awards in full. Amount in the Involuntary Termination Without Cause column represents the vesting of RSU awards for an additional 24 months.

(4) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2025 and 2026 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death, Disability, and Involuntary Termination Without Cause columns represent the sum of (a) the full fiscal year 2025 PSU awards based on performance goals achieved at 132% target rate for fiscal year 2025, at 125.5% target rate for fiscal year 2026, and an assumed achievement at target rate for fiscal year 2027 plus (b) the full fiscal year 2026 PSU award based on performance goals achieved at 125.5% target rate for fiscal year 2026 and an assumed achievement at target rate for fiscal years 2027 and 2028. The amount actually payable upon an involuntary termination without cause would be determined based on actual achievement of the performance goals under the fiscal years 2025 and 2026 PSU awards. All amounts include accrued dividend equivalents through June 30, 2026.

Potential Payments Upon Termination or Change in Control for Peter J. Hadley

	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$ 1,650,938[1]	$ 0	$ 0	$ 975,000[2]	$ 0
RSUs[3]	$ 1,047,414	$ 1,047,414	$ 1,047,414	$ 1,047,414	$ 0
PSUs[4]	$ 3,182,883	$ 3,506,608	$ 3,506,608	$ 3,506,608	$ 0
Total	$ 5,881,235	$ 4,554,022	$ 4,554,022	$ 5,529,022	$ 0

(1) Represents payment of 1.5 times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($650,000) and (ii) the average annual bonus for the two most recently completed calendar years ($450,625).

(2) Represents an amount equal to 1.5 times annual salary ($650,000). In addition, Mr. Hadley would receive a prorated bonus for fiscal year 2026, which upon a termination on June 30, 2026, would equal $1,126,100, which is shown in the Summary Compensation Table for fiscal year 2026.

(3) Amounts in all columns, except Retirement, represent the vesting of RSU awards in full.

(4) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2025 and 2026 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death, Disability, and Involuntary Termination Without Cause columns represent the sum of (a) the full fiscal year 2025 PSU awards based on performance goals achieved at 132% target rate for fiscal year 2025, at 125.5% target rate for fiscal year 2026, and an assumed achievement at target rate for fiscal year 2027 plus (b) the full fiscal year 2026 PSU awards based on performance goals achieved at 125.5% target rate for fiscal year 2026 and an assumed achievement at target rate for fiscal years 2027 and 2028. The amount actually payable upon an involuntary termination without cause and retirement would be determined based on actual achievement of the performance goals under the fiscal years 2025 and 2026 PSU awards. All amounts include accrued dividend equivalents through June 30, 2026.

Potential Payments Upon Termination or Change in Control for Michael A. Bonarti

	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$ 2,284,725[1]	$ 0	$ 0	$ 1,017,750[2]	$ 0
RSUs[3]	$ 1,658,126	$ 1,658,126	$ 1,658,126	$ 1,658,126	$ 1,658,126
PSUs[4]	$ 5,032,204	$ 5,723,992	$ 5,723,992	$ 5,723,992	$ 5,732,992
Supplemental Officers Retirement Plan	$ 0	$ 0	$ 408,531[5]	$ 0	$ 0
Health Coverage[6]	$ 89,000	$ 0	$ 89,000	$ 89,000	$ 89,000
Total	$ 9,064,055	$ 7,382,118	$ 7,879,649	$ 8,488,868	$ 7,471,118

(1) Represents payment of 1.5 times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($678,500) and (ii) the average annual bonus for the two most recently completed calendar years ($844,650).

(2) Represents an amount equal to 1.5 times annual salary ($678,500). In addition, Mr. Bonarti would receive a prorated bonus for fiscal year 2026, which upon a termination on June 30, 2026, would equal $1,175,500, which is shown in the Summary Compensation Table for fiscal year 2026.

(3) Amounts in all columns represent the vesting of RSU awards in full.

(4) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2025 and 2026 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death, Disability, Involuntary Termination Without Cause, and Retirement columns represent the sum of (a) the full fiscal year 2025 PSU award based on performance goals achieved at 132% target rate for fiscal year 2025, at 125.5% target rate for fiscal year 2026, and an assumed achievement at target rate for fiscal year 2027 plus (b) the full fiscal year 2026 PSU award based on performance goals achieved at 125.5% target rate for fiscal year 2026 and an assumed achievement at target rate for fiscal years 2027 and 2028. The amount actually payable upon an involuntary termination without cause and retirement would be determined based on actual achievement of the performance goals under the fiscal years 2025 and 2026 PSU awards. All amounts include accrued dividend equivalents through June 30, 2026.

(5) Represents the present value of the incremental benefit using the Pri-2012 mortality table projected generationally using scale MP-2021 (with a white collar adjustment) and a 5.55% discount rate, assuming disability occurring on June 30, 2026.

(6) Represents the present value of Mr. Bonarti's health coverage under our retiree medical plan using a discount rate of 5.32% and a medical inflation rate beginning at 7.43% for 2026-2027 and ultimately settling at 4.0% by 2051.

Potential Payments Upon Termination or Change in Control for Joseph DeSilva

	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$ 2,378,625[1]	$ 0	$ 0	$ 1,009,200[2]	$ 0
RSUs[3]	$ 1,702,692	$ 1,702,692	$ 1,702,692	$ 1,413,125	$ 0
PSUs[4]	$ 5,106,285	$ 5,807,872	$ 5,807,872	$ 5,338,071	$ 0
Total	$ 9,187,602	$ 7,510,564	$ 7,510,564	$ 7,760,396	$ 0

(1) Represents payment of 1.5 times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($672,800) and (ii) the average annual bonus for the two most recently completed calendar years ($912,950).

(2) Represents an amount equal to 1.5 times annual salary ($672,800). In addition, Mr. DeSilva would receive a prorated bonus for fiscal year 2026, which upon a termination on June 30, 2026, would equal $1,165,600, which is shown in the Summary Compensation Table for fiscal year 2026.

(3) Amounts in the Termination Following Change In Control, Death, and Disability columns represent the vesting of RSU awards in full. Amount in the Involuntary Termination Without Cause column represents the vesting of RSU awards for an additional 18 months.

(4) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2025 and 2026 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death and Disability columns represent the sum of (a) the full fiscal year 2025 PSU award based on performance goals achieved at 132% target rate for fiscal year 2025, at 125.5% target rate for fiscal year 2026, and an assumed achievement at target rate for fiscal year 2027 plus (b) the full fiscal year 2026 PSU award based on performance goals achieved at 125.5% target rate for fiscal year 2026 and an assumed achievement at target rate for fiscal years 2027 and 2028. Amount in the Involuntary Termination Without Cause column represents the sum of (x) the full fiscal year 2025 PSU award based on performance goals achieved at 132% target rate for fiscal year 2025, at 125.5% target rate for fiscal year 2026, and an assumed achievement at target rate for fiscal year 2027 plus (y) five sixths of the full fiscal year 2026 PSU award based on performance goals achieved at 125.5% target rate for fiscal year 2026 and an assumed achievement at target rate for fiscal years 2027 and 2028. The amount actually payable upon an involuntary termination without cause would be determined based on actual achievement of the performance goals under the fiscal years 2025 and 2026 PSU awards. All amounts include accrued dividend equivalents through June 30, 2026.

Potential Payments Upon Termination or Change in Control for Sreeni Kutam

	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$ 2,013,675[1]	$ 0	$ 0	$ 897,000[2]	$ 0
RSUs[3]	$ 1,584,375	$ 1,584,375	$ 1,584,375	$ 1,584,375	$ 1,584,375
PSUs[4]	$ 4,900,436	$ 5,557,517	$ 5,557,517	$ 5,557,517	$ 5,557,517
Health Coverage[5]	$ 182,000	$ 0	$ 182,000	$ 182,000	$ 182,000
Total	$ 8,680,486	$ 7,141,892	$ 7,323,892	$ 8,220,892	$ 7,323,892

(1) Represents payment of 1.5 times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($598,000) and (ii) the average annual bonus for the two most recently completed calendar years ($744,450).

(2) Represents an amount equal to 1.5 times annual salary ($598,000). In addition, Mr. Kutam would receive a prorated bonus for fiscal year 2026, which upon a termination on June 30, 2026, would equal $1,036,000, which is shown in the Summary Compensation Table for fiscal year 2026.

(3) Amounts in all columns represent the vesting of RSU awards in full.

(4) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2025 and 2026 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death, Disability, Involuntary Termination Without Cause, and Retirement columns represent the sum of (a) the full fiscal year 2025 PSU award based on performance goals achieved at 132% target rate for fiscal year 2025, at 125.5% target rate for fiscal year 2026, and an assumed achievement at target rate for fiscal year 2027 plus (b) the full fiscal year 2026 PSU award based on performance goals achieved at 125.5% target rate for fiscal year 2026 and an assumed achievement at target rate for fiscal years 2027 and 2028. The amount actually payable upon an involuntary termination without cause and retirement would be determined based on actual achievement of the performance goals under the fiscal years 2025 and 2026 PSU awards. All amounts include accrued dividend equivalents through June 30, 2026.

(5) Represents the present value of Mr. Kutam's health coverage under our retiree medical plan using a discount rate of 5.32% and a medical inflation rate beginning at 7.43% for 2026-2027 and ultimately settling at 4.0% by 2051.

CEO Pay Ratio

In accordance with the requirements set forth by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Pay Ratio Rule"), we are providing the following information to disclose the annual compensation of our CEO, Ms. Black, compared to the annual compensation of the median associate of our workforce (not including Ms. Black). For fiscal year 2026, an estimate of this ratio is 363:1, and is based on Ms. Black's 2026 Summary Compensation Table total of $25,452,877 and the 2026 total of our median associate of $70,118.

To arrive at the ratio and calculate the median associate's compensation, we first identified our active global workforce as of April 1, 2026, inclusive of full-time, part-time, and temporary workers, which consisted of 67,681 associates (excluding our CEO). Consistent with permitted adjustments allowed under the Pay Ratio Rule, we then applied the de minimis exemption to exclude all associates in the Philippines (2,695), totaling approximately 4% of the associate population. After applying the exemption, we ranked the remaining associate population based on annualized gross earnings, as reflected in our global payroll records, for the period covering April 1, 2025 through March 31, 2026. For associates located outside the home jurisdiction of our CEO, the United States, annualized gross earnings were converted to U.S. dollars using an average daily foreign exchange rate over the same time period. The median associate was then identified, and the associate's compensation was calculated using the same methodology used to calculate the compensation of our NEOs, as reflected in the Summary Compensation Table on page 57.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. We believe that our calculated ratios are reasonable estimates calculated in a manner consistent with the pay ratio disclosure requirements. The executive compensation philosophy and principles set forth on page 44 also underlie the company's overall compensation program for employees. Pay ratios reported by other companies, including those within our peer group and industry, may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

This information is being provided for the purposes of compliance with the pay ratio disclosure requirement. Neither the compensation and management development committee nor management of the company used the pay ratio measure in making compensation decisions.

Pay Versus Performance

In accordance with the requirements set forth by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Pay vs. Performance rule"), the following illustrations provide the relationship between compensation actually paid ("CAP") to our Principal Executive Officer(s) ("PEO"), the average CAP to our NEOs other than our PEO(s) ("Other NEOs"), and the performance of certain financial measures. The manner of calculating CAP and the comparisons to financial performance measures reflected herein are done in compliance with the Pay vs. Performance rule and do not reflect compensation earned or targeted during the applicable fiscal years for our PEOs and Other NEOs.

This information is being provided for the purposes of compliance with the pay versus performance disclosure requirement. Neither the compensation and management development committee nor management of the company used the requirements set forth in the rule when making compensation decisions. For further information on how our compensation programs are evaluated and linked to company performance, please refer to our Compensation Discussion and Analysis on page 37.

							Value of initial fixed $100 investment based on:			
Year	Summary Compensation Table Total for First PEO[1]	Compensation Actually Paid to First PEO[2]	Summary Compensation Table Total for Second PEO[1]	Compensation Actually Paid to Second PEO[2]	Average Summary Compensation Table Total for Other NEOs[1]	Average Compensation Actually Paid to Other NEOs[2]	ADP Total Shareholder Return[3]	NASDAQ Dividend Achievers Select Index Total Shareholder Return[3]	GAAP Net Income ($ Millions)[4]	Adjusted Net Income Growth[5]
(a)	(b)	(c)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2026	$ 25,452,877	$ 12,128,171	N/A	N/A	$ 6,141,971	$ 2,827,878	$ 125.83	$167.49	$4,413.5	10.1%
2025	$ 19,137,192	$ 31,938,998	N/A	N/A	$ 6,006,648	$ 12,210,427	$ 168.60	$145.86	$4,079.7	10.6%
2024	$ 15,866,785	$ 17,756,034	N/A	N/A	$ 7,347,445	$ 11,488,820	$ 127.84	$125.81	$3,752.0	11.6%
2023	$ 19,364,071	$ 26,898,138	$10,682,318	$12,343,419	$ 5,417,958	$ 6,497,636	$ 115.09	$109.08	$3,412.0	16.0%
2022	$ 20,827,092	$ 35,664,536	N/A	N/A	$ 5,999,336	$ 6,409,005	$ 107.75	$94.15	$2,948.9	16.4%

(1) The dollar amounts reported in columns (b) and (d) are the amounts of total compensation reported for our PEOs and the average of the amounts of total compensation reported for our Other NEOs in the "Total" column of the Summary Compensation Table as reported for each respective fiscal year. Our PEOs and Other NEOs for each fiscal year include the following:

- 2026: Ms. Black as PEO; and Messrs. Bonarti, DeSilva, Hadley, and Kutam as Other NEOs
- 2025: Ms. Black as PEO; and Messrs. Bonarti, DeSilva, Kutam, John Ayala, and Don McGuire as Other NEOs.
- 2024: Ms. Black as PEO; and Messrs. Ayala, Bonarti, DeSilva, McGuire, and Carlos Rodriguez as Other NEOs.
- 2023: Mr. Rodriguez as first PEO and Ms. Black as second PEO; and Messrs. Ayala, Bonarti, DeSilva, McGuire, and Donald Weinstein as Other NEOs.
- 2022: Mr. Rodriguez as PEO; and Ms. Black and Kathleen Winters, and Messrs. Ayala, McGuire, and Weinstein as Other NEOs.

(2) The dollar amounts reported in columns (c) and (e) represent "compensation actually paid" to our PEOs and the average of the "compensation actually paid" to our Other NEOs, and are calculated in accordance with SEC rules, with adjustments to the values reported in the Summary Compensation Table as set forth below in footnote 6. The fair values for stock and option awards are calculated in accordance with FASB ASC Topic 718 and include the application of actual performance achievement modifiers for performance-based stock awards as of the end of each respective fiscal year. Assumptions used for determining the fair values did not materially differ from those disclosed as of the original grant date.

(3) Represents cumulative total shareholder return of a $100 fixed investment in the company, and in the NASDAQ Dividend Achievers Select Index, respectively, beginning on June 30, 2021 and ending on June 30 of each respective fiscal year.

(4) Reflects reported GAAP net income (net earnings) in the company's Statements of Consolidated Comprehensive Income on Form 10-K for fiscal years 2026, 2025, 2024, 2023, and 2022.

(5) Our company selected measure is adjusted net income growth, which is the most heavily weighted performance metric in the long-term incentive compensation program. The impact of certain items are excluded from the final results of adjusted net income growth as approved by the compensation and management development committee and can be referenced on page 40 for fiscal year 2026. Our adjusted net income measure also excludes the impact of certain one-time charges and benefits reflecting specific items that are not fundamental to our underlying business operations. Refer to the table in Appendix A for further detail on these items and a reconciliation from net earnings to adjusted net income for fiscal years 2026, 2025, and 2024.

(6) The following table reflects the adjustments made to compensation reported in the Summary Compensation Table ("SCT") for our PEO and Other NEOs in fiscal year 2026 in order to calculate compensation actually paid.

	PEO	Other NEOs Average
Compensation Actually Paid	**2026**	**2026**
Start: SCT Table Total	$ 25,452,877	$ 6,141,971
Deduct: SCT reported Fair Value of Stock and Option Awards	($ 20,671,694)	($ 4,152,399)
Deduct: SCT reported Change in Pension Value and Nonqualified Deferred Compensation Earnings	($ 8,991)	($ 19,894)
Add: Year End Fair Value of Equity Awards Granted in the Year	$ 12,320,586	$ 2,783,170
Add: Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	($ 3,993,186)	($ 1,163,548)
Add: Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	$ 3,189,768	$ 220,096
Add: Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	($ 4,873,970)	($ 1,123,818)
Deduct: Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	$ 0	$ 0
Add: Value of Dividends Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	$ 712,781	$ 142,300
Add: Aggregate of defined benefit and actuarial pension plan service cost and prior service cost	$ 0	$ 0
End: Compensation Actually Paid	**$ 12,128,171**	**$ 2,827,878**

Financial Performance Measures Tabular List

The following table lists the financial performance measures, on an unranked basis, that we believe are most important in linking compensation actually paid to company performance for the most recently completed fiscal year.

Measure / Metric	Compensation Program
Revenue Growth	Annual Cash Bonus
New Business Bookings Growth	Annual Cash Bonus
Adjusted EBIT Growth(1)	Annual Cash Bonus
Adjusted Net Income Growth	Long-term Incentive (PSU)
Revenue ex-ZMPT Growth(2)	Long-term Incentive (PSU)

(1) Our adjusted EBIT measure excludes the impact of taxes, certain interest expense, certain interest income, and certain other items. We continue to include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. Refer to the table in Appendix A for a reconciliation from net earnings to adjusted EBIT for fiscal years 2026 and 2025.

(2) Our revenue ex-ZMPT measure is a consolidated revenue growth measure that excludes the impact of zero-margin benefits pass-throughs. Importantly, the PSU revenue metric is not duplicative of the annual cash bonus plan revenue metric due to the exclusion of zero-margin benefits pass-throughs. Refer to the table in Appendix A for further detail on this item and a reconciliation from consolidated revenue to revenue ex-ZMPT for fiscal years 2026 2025, and 2024.

Graphical Representations of Compensation Actually Paid versus Performance Measures

The following graphs demonstrate the relationship of the CAP to the PEOs and the average CAP to the Other NEOs in 2022, 2023, 2024, 2025 and 2026 to I.) ADP and the NASDAQ Dividend Achievers Select Index cumulative TSR; II.) ADP GAAP Net Income; and III.) ADP Adjusted Net Income Growth percentage.

I. CAP versus ADP and Peer Group TSR (the NASDAQ Dividend Achievers Select Index)


Compensation Actually Paid VS. TSR
Compensation Actually Paid ($000s)
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Total Shareholder Return
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2022
2023
2024
2025
2026
First PEO CAP
Second PEO CAP
Average Other NEO CAP
ADP TSR
Peer Group TSR

II. CAP versus GAAP Net Income


Compensation Actually Paid VS. GAAP Net Income
Compensation Actually Paid ($000s)
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
GAAP Net Income ($ Millions)
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2022
2023
2024
2025
2026
First PEO CAP
Second PEO CAP
Average Other NEO CAP
GAAP Net Income

III. CAP versus Adjusted Net Income Growth %


Compensation Actually Paid VS. Adjusted Net Income Growth
Compensation Actually Paid ($000s)
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Adjusted Net Income Growth %
2022
2023
2024
2025
2026
First PEO CAP
Second PEO CAP
Average Other NEO CAP
Adjusted Net Income Growth

Audit Committee Report

The audit committee oversees the financial management and financial reporting procedures of the company, and the appointment, compensation, retention and performance of the company's independent auditors, on behalf of the board of directors. A further description of the role and members of the audit committee is set forth on page 20 under "Audit Committee."

In fulfilling its oversight responsibilities, the committee reviewed and discussed the company's audited financial statements with management, which has primary responsibility for the preparation of the financial statements. In performing its review, the committee discussed the propriety of the application of accounting principles by the company, the reasonableness of significant judgments and estimates used in the preparation of the financial statements, and the clarity of disclosures in the financial statements. Management represented to the audit committee that the company's financial statements were prepared in accordance with generally accepted accounting principles. The committee also reviewed and discussed the company's audited financial statements with Deloitte & Touche LLP, an independent registered public accounting firm, the company's independent auditors for fiscal year 2026, which is responsible for expressing an opinion on the conformity of the company's financial statements with generally accepted accounting principles in the United States of America. Deloitte & Touche LLP conducted its audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB").

During the course of fiscal year 2026, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The audit committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the audit committee received periodic updates provided by management and Deloitte & Touche LLP at each audit committee meeting. At the conclusion of the process, management provided the audit committee with, and the audit committee reviewed, a report on the effectiveness of the company's internal control over financial reporting. The audit committee also reviewed the report of management contained in the annual report on Form 10-K for the fiscal year ended June 30, 2026 filed with the SEC, as well as Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in the annual report on Form 10-K for the fiscal year ended June 30, 2026 related to its integrated audit of the consolidated financial statements and financial statement schedule, including the matters identified by Deloitte & Touche LLP as critical audit matters, and the effectiveness of internal control over financial reporting. The audit committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal year 2027.

The audit committee has discussed with Deloitte & Touche LLP the matters that are required to be discussed by PCAOB Auditing Standard 1301 (Communications with Audit Committees) and the SEC Rule 2-07. Deloitte & Touche LLP has provided to the committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding Deloitte & Touche LLP's communications with the audit committee concerning independence, and the committee discussed with Deloitte & Touche LLP, the firm's independence, including the matters in those written disclosures. The committee also discussed with Deloitte & Touche LLP the overall scope and plan for its audit and engagement. The committee considered whether Deloitte & Touche LLP's provision of non-audit services to the company and its affiliates and the fees and costs billed and expected to be billed by Deloitte & Touche LLP for those services impaired or compromised Deloitte & Touche LLP's independence and concluded that those services did not. The audit committee has discussed with the company's internal auditors and with Deloitte & Touche LLP, with and without management present, their respective evaluations of the company's internal accounting controls and the overall quality of the company's financial reporting.

The committee also discussed with management, and took into consideration when issuing this report, the Auditor Independence Policy, which prohibits the company or any of its affiliates from entering into most non-audit related consulting arrangements with its independent auditors. The Auditor Independence Policy is discussed in further detail below under "Independent Registered Public Accounting Firm's Fees."

In addition, in accordance with SEC and PCAOB rules, independent audit partners are subject to rotation requirements limiting their number of consecutive years of service to no more than five. Subsequent to the completion of the company's fiscal year 2025 audit, the lead audit partner from Deloitte & Touche LLP rotated and is expected to serve in this capacity through the completion of the fiscal year 2030 audit. The process for selecting the company's lead audit partner included company management and the committee chair interviewing and vetting the candidates put forth by our independent auditor, with consultation by the full committee in connection with the final selection of the lead audit partner. The audit committee believes there are benefits to having an independent auditor with an extensive history with ADP including higher-quality audit work and accounting advice due to Deloitte & Touche LLP's institutional knowledge of the company's business and operations, accounting policies and financial systems, and internal control framework, as well as operational efficiencies and a competitive fee structure because of the firm's familiarity with ADP's business.

In addition to independence, in determining whether to reappoint Deloitte & Touche LLP as the company's independent registered public accounting firm, the audit committee took into consideration a number of factors, including:

- the breadth of experience and length of time Deloitte & Touche LLP has been engaged;
- historical and recent performance on the company's audit;
- familiarity with our global operations and business;
- the advisability and potential impact of selecting an entirely different and unaffiliated independent registered public accounting firm;
- external data relating to audit quality and performance, including PCAOB inspection results on Deloitte & Touche LLP;
- Deloitte & Touche LLP's internal quality controls;
- the appropriateness of Deloitte & Touche LLP's fees; and
- an assessment of the professional qualifications and past performance of the lead audit partner and auditing team of Deloitte & Touche LLP.

Based on the considerations referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ended June 30, 2026. In addition, the committee concluded that the appointment of Deloitte & Touche LLP is in the best interest of the company and its stockholders, and appointed Deloitte & Touche LLP as the independent auditors for the company for the fiscal year 2027, subject to the ratification by the stockholders at the 2026 Annual Meeting of Stockholders.

Audit Committee of the Board of Directors

Sandra S. Wijnberg, Chair
Peter Bisson
Linnie M. Haynesworth
Nazzic S. Keene
Karen S. Lynch
Robert H. Swan

August 4, 2026

Independent Registered Public Accounting Firm's Fees

In addition to retaining Deloitte & Touche LLP to audit the consolidated financial statements for fiscal year 2026 and fiscal year 2025, the audit committee retained Deloitte & Touche LLP to provide various services in fiscal year 2026 and fiscal year 2025. The aggregate fees billed by Deloitte & Touche LLP for fiscal year 2026 and fiscal year 2025 for these various services were:

Type of Fees	FY 2026	FY 2025
	($ in thousands)	
Audit Fees	$10,476	$10,533
Audit-Related Fees	17	539
Tax Fees	30	80
All Other Fees	2	2
Total	$10,525	$11,154

In the above table, in accordance with the SEC definitions, "audit fees" are fees we paid Deloitte & Touche LLP for professional services for the audit of the company's consolidated financial statements included in our annual report on Form 10-K and review of financial statements included in our quarterly reports on Form 10-Q, services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements or any other services performed by Deloitte & Touche LLP to comply with generally accepted auditing standards.

"Audit-related fees" are fees billed by Deloitte & Touche LLP for assurance and related services that are typically performed by the independent public accountant (e.g., due diligence services, employee benefit plan audits and internal control reviews). For fiscal years 2026 and 2025, "audit-related fees" include audit services rendered in connection with certain transactional activity and due diligence procedures, as well as certain benefit plan and trust audits.

"Tax fees" are fees for tax compliance, tax advice and tax planning. "All other fees" are fees billed by Deloitte & Touche LLP to the company for any services not included in the first three categories. For fiscal year 2026, Deloitte's accounting research tool subscription is included in the "All Other Fees" category.

The board of directors has adopted an auditor independence policy that prohibits our independent auditors from providing:

- bookkeeping or other services related to the accounting records or financial statements of the company;
- financial information systems design and implementation services;
- appraisal or valuation services, fairness opinions or contribution-in-kind reports;
- actuarial services;
- internal audit outsourcing services;
- management functions or human resources services;
- broker or dealer, investment adviser or investment banking services;
- legal services and expert services unrelated to the audit; and
- any other service that the Public Company Accounting Oversight Board or the Securities and Exchange Commission determines, by regulation, is impermissible.

The audit committee has adopted a policy requiring that all audit, audit-related and non-audit services be pre-approved by the audit committee. All services provided to us by the independent auditors in fiscal year 2026 and fiscal year 2025 were pre-approved by the audit committee. The independent auditors may only perform non-prohibited non-audit services that have been specifically approved in advance by the audit committee, regardless of the dollar value of the services to be provided. In addition, before the audit committee will consider granting its approval, the company's management must have determined that such specific non-prohibited non-audit services can be best performed by the independent auditors based on its in-depth knowledge of our business, processes and policies. The audit committee, as part of its approval process, considers the potential impact of any proposed work on the independent auditors' independence.

3 Appointment of Independent Registered Public Accounting Firm

✓ The board of directors recommends that the stockholders vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as the company's independent auditors for fiscal year 2027.

At the 2026 Annual Meeting, stockholders will vote on the ratification of the appointment by the audit committee of Deloitte & Touche LLP, as the independent registered public accounting firm to audit the accounts of the company and its subsidiaries for the fiscal year that began on July 1, 2026. Deloitte & Touche LLP has served as our independent auditor since 1968. Deloitte & Touche LLP is a member of the SEC Practice Section of the American Institute of Certified Public Accountants. A representative of Deloitte & Touche LLP will be present at the Annual Meeting and will have an opportunity to make a statement if she or he desires. She or he will be available to answer appropriate questions.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon at the meeting of stockholders is required to ratify Deloitte & Touche LLP's appointment as the company's independent auditors for fiscal year 2027. Brokers have the authority to vote shares for which their customers did not provide voting instructions on the ratification of the appointment of Deloitte & Touche LLP.

Stockholder Proposals and Nominations

If a stockholder intends to submit any proposal for inclusion in the company's proxy statement for the company's 2027 Annual Meeting of Stockholders in accordance with Rule 14a-8 under the Exchange Act, the proposal must be received by the corporate secretary of the company no later than May 27, 2027.

To be eligible to submit such a proposal for inclusion in the company's proxy materials for an annual meeting, the proposal must meet the requirements of the rules of the SEC relating to stockholders' proposals, including Rule 14a-8, which sets forth certain threshold and holding requirements, the permissible number and length of proposals, and other matters, including the circumstances in which the company is permitted to exclude proposals.

Advance Notice

Separate from the requirements of Rule 14a-8, relating to the inclusion of a stockholder proposal in the company's proxy statement, the company's amended and restated by-laws require advance notice for a stockholder to bring nominations of directors (other than a proxy access nomination, which is described below) or any other business to be considered at any annual meeting of stockholders. Specifically, our amended and restated by-laws require that stockholders wishing to nominate candidates for election as directors or propose any other business to be considered at our 2027 Annual Meeting of Stockholders must notify the company of their intent in a written notice delivered to the company in care of the company's corporate secretary at our principal executive offices not less than 90 nor more than 120 days before the first anniversary of the date of the 2026 Annual Meeting of Stockholders, or November 11, 2027.

As a result, in order for the notice given by a stockholder to comply with our amended and restated by-laws, it must be received no earlier than July 14, 2027, and no later than August 13, 2027, unless the date of our 2027 Annual Meeting of Stockholders occurs more than 30 days before or 60 days after the first anniversary of the 2026 Annual Meeting of Stockholders. In that case, our amended and restated by-laws provide that we must receive the notice no earlier than the 120th day prior to the date of the 2027 Annual Meeting of Stockholders and no later than the 90th day prior to the date of the 2027 Annual Meeting of Stockholders or the tenth day following the day on which we first make a public announcement of the date of the 2027 Annual Meeting of Stockholders, whichever is later.

Proxy Access

Our by-laws have proxy access provisions that permit a stockholder, or a group of up to twenty stockholders that owns 3% or more of our stock continuously for at least three years, to nominate and include in our proxy materials candidates for election as directors. Such stockholder or group may nominate up to the greater of two individuals or 20% of our board of directors, provided that the stockholder or group and the nominee(s) satisfy the requirements specified in our by-laws. In order to be properly brought before the 2027 Annual Meeting of Stockholders, a stockholder's notice of nomination of one or more director candidates pursuant to the proxy access provisions of our amended and restated by-laws must be received by the company's corporate secretary by no earlier than April 27, 2027 and no later than May 27, 2027 (i.e., no earlier than the 150th day and no later than the 120th day prior to the first anniversary of the date our definitive proxy statement was first released to stockholders in connection with the preceding year's annual meeting of stockholders), unless the date of our 2027 Annual Meeting of Stockholders occurs more than 30 days before or 60 days after the first anniversary of the 2026 Annual Meeting of Stockholders. In that case, our amended and restated by-laws provide that we must receive the notice no earlier than the 180th day prior to the date of the 2027 Annual Meeting of Stockholders and no later than the 90th day prior to the date of the 2027 Annual Meeting of Stockholders or the tenth day following the day on which we first make a public announcement of the date of the 2027 Annual Meeting of Stockholders, whichever is later.

Stockholder's Notice

To be in proper form, a stockholder's notice must also include the specified information and comply with other requirements described in our amended and restated by-laws. Stockholders wishing to submit recommendations for director candidates to the board may send each candidate's name and other relevant information for the nominating/corporate governance committee's consideration in care of the company's corporate secretary at our principal executive offices. Our nominating/corporate governance committee is responsible for reviewing the qualifications of any such person submitted to be considered as a member of the board by any stockholder or otherwise and will consider and evaluate nominees proposed by stockholders in the same manner as a nominee recommended by another board member, management, search firm, or any other source. Nominations pursuant to advance notice should be in accordance with the informational and other requirements described under Section 2.04 of the company's amended and restated by-laws. Nominations pursuant to proxy access should be in accordance with the informational and other requirements described under Sections 2.04 and 2.05 of the company's amended and restated by-laws.

You may contact our corporate secretary at our principal executive offices for a copy of the relevant by-law provisions regarding the requirements for making stockholder proposals and nominating director candidates pursuant to advance notice or proxy access.

If a stockholder's nomination or proposal is not in compliance with the requirements set forth in our amended and restated by-laws, the company may disregard such nomination or proposal.

Electronic Delivery of Future Stockholder Communications

If you receive this proxy statement and our annual report on Form 10-K for the fiscal year ended June 30, 2026 by mail, we strongly encourage you to elect to view future proxy statements and annual reports over the Internet and save the company the cost of producing and mailing these documents. If you vote your shares over the Internet this year, you will be given the opportunity to choose electronic access at the time you vote. You can also view these documents by visiting the "Investors" section of our website at **www.adp.com**, or choose electronic access by following the instructions that you will receive in connection with next year's annual meeting of stockholders. Stockholders who choose electronic access this year will receive a communication next year containing the Internet address to use to access the proxy statement and annual report on Form 10-K. Your choice will remain in effect until you cancel it. You do not have to elect Internet access each year.

For the Board of Directors

Dorothy Wisniowski
Secretary

September 24, 2026

Roseland, New Jersey

Appendix A: Reconciliation of GAAP and Non-GAAP Information

Refer to the table below for a reconciliation from net earnings to adjusted EBIT for fiscal years 2026 and 2025. Our adjusted EBIT measure excludes the impact of taxes, certain interest expense and interest income, gain on sale of assets, (gains)/losses on ADP Ventures' investments, certain legal matters, and non-recurring, broad-based, company-wide initiatives, in applicable periods. We include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. The adjustments in the table below represent the interest income and interest expense that are not related to our client funds extended investment strategy and are labeled as "All other interest expense" and "All other interest income." In addition to the table below, our Annual Cash Bonus Plan Results (as reflected on page 40 of our CD&A) exclude the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target.

	Twelve Months Ended June 30,	
(amounts in millions USD)	**2026**	**2025**
Net earnings	$ 4,413.5	$ 4,079.7
Adjustments:		
Provision for income taxes	1,316.8	1,230.4
All other interest expense	141.0	114.8
All other interest income	(92.9)	(94.2)
Optimization initiatives[(a)]	(4.5)	19.4
Business alignment program[(b)]	91.1	—
Gain on sale of assets	—	(2.6)
Net (gain)/loss on ADP Ventures' investments[(c)]	(8.4)	—
Legal settlements[(d)]	18.0	(0.4)
Adjusted EBIT	$ 5,874.6	$ 5,347.1

Refer to the table below for a reconciliation from net earnings to adjusted net earnings (income) for fiscal years 2026, 2025 and 2024. Our adjusted net earnings (income) measure excludes pre-tax and tax impacts of optimization initiatives, gain on sale of assets, a business alignment program, gains/losses on ADP Ventures' investments, legal settlements, and transformation initiatives, in applicable periods. In addition to the table below, our PSU Program Results for adjusted net income growth (as reflected on page 40 of our CD&A) exclude the impacts of foreign currency fluctuations in excess of the fluctuations assumed in the target and the first-year impact of business acquisitions.

	Twelve Months Ended June 30,		
(amounts in millions USD)	**2026**	**2025**	**2024**
Net earnings	$ 4,413.5	$ 4,079.7	$ 3,752.0
Adjustments:			
Optimization initiatives[(a)]	(4.5)	19.4	42.0
Income tax provision for/(benefit from) optimization initiatives[(f)]	1.2	(4.8)	(10.5)

(amounts in millions USD)	Twelve Months Ended June 30, 2026	2025	2024
Gain on sale of assets	—	(2.6)	—
Income tax provision for gain on sale of assets[f]	—	0.6	—
Business alignment program[b]	91.1	—	—
Income tax benefit from business alignment program[f]	(23.2)	—	—
Net (gain)/loss on ADP Ventures' investments[c]	(8.4)	—	—
Income tax provision for net (gain)/loss on ADP Ventures' investments[f]	2.1	—	—
Legal settlements[d]	18.0	(0.4)	(4.0)
Income tax (benefit from)/provision for legal settlements[f]	(4.4)	0.1	0.9
Transformation initiatives[e]	—	—	5.4
Income tax benefit from transformation initiatives[f]	—	—	(1.3)
Adjusted net earnings (income)	$ 4,485.4	$ 4,092.0	$ 3,784.5

(a) In fiscal 2026, this represents partial reversals of workforce optimization initiatives from fiscal 2025 and 2024. Severance charges/(reversals) have been taken in the past and not included as an adjustment to get to adjusted results. Unlike severance charges/(reversals) in prior periods, these specific reversals relate to broad-based, company-wide initiatives.

(b) In Q4 2026, we incurred a charge of $91.1 million as part of a corporate-led business alignment program, which is designed to better align our organization and resources with our Strategic Priorities and to streamline the organizational structure. Costs associated with this program included severance costs of $89.1 million and strategic project costs of $2.0 million. Strategic project costs consist primarily of external advisory costs. This charge is excluded from adjusted net earnings to provide a clearer view of ongoing operations and enhance period-over-period comparability. Severance charges have been taken in the past and not included as an adjustment to get to adjusted results. Unlike charges in prior periods, these specific charges relate to a broad-based, company-wide initiative.

(c) Represents (gains)/losses on investments made through our Corporate Venture Capital arm, ADP Ventures. (Gains)/losses on these investments may result from observable price changes, changes in ownership interest, accrued interest income, and impairment charges. These adjustments may be highly variable, are predominantly non-cash, are outside our control, and are not fundamental to the underlying operations of our business model.

(d) In fiscal 2026, this represents a net charge (establishment of a legal reserve and insurance recovery) from a legal matter settled during the year ended June 30, 2026. In fiscal 2025 and 2024, this represents reversals of a legal reserve recorded during the year ended June 30, 2023.

(e) The charges in fiscal 2024 include consulting costs relating to our company-wide transformation initiatives.

(f) The income tax (benefit)/provision was calculated based on the marginal tax rate in effect during the period of the adjustment.

Refer to the table below for a reconciliation from consolidated revenue to revenue excluding zero-margin benefits pass-throughs ("ex-ZMPT") for fiscal years 2026, 2025 and 2024. Our revenue ex-ZMPT measure is a consolidated revenue growth measure that excludes the impact of zero-margin benefits pass-throughs. In addition to the table below, our PSU Program Results for revenue ex-ZMPT growth (as reflected on page 40 of our CD&A) exclude the impacts of foreign currency fluctuations in excess of the fluctuations assumed in the target and the first-year impact of business acquisitions.

(amounts in millions USD)	Twelve Months Ended June 30, 2026	2025	2024
Total ADP revenues	$ 21,947.4	$ 20,560.9	$ 19,202.6
Less: PEO zero-margin benefits pass-throughs	4,607.3	4,289.0	3,975.9
Total ADP revenues excluding zero-margin benefits pass-throughs	$ 17,340.1	$ 16,271.9	$ 15,226.7

We believe that the exclusion of the identified items helps us reflect the fundamentals of our underlying business model and analyze results against our expectations and against prior period, and to plan for future periods by focusing on our underlying operations. We believe that the adjusted results provide relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by management and improves their ability to understand and assess our operating performance. The nature of these exclusions is for specific items that are not fundamental to our underlying business operations. Since these adjusted financial measures and other non-GAAP metrics are not measures of performance calculated in accordance with U.S. GAAP, they should not be considered in isolation from, as a substitute for, or superior to their corresponding U.S. GAAP measures, and they may not be comparable to similarly titled measures at other companies.